As filed with the Securities and Exchange Commission on July 10, 2000
                         Registration No. 333- ________



                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



                     FORM SB-2 REGISTRATION STATEMENT
                     UNDER THE SECURITIES ACT OF 1933



                               MIRENCO, INC.

          (Exact name of registrant as specified in its charter)


Iowa                     3714                      336322             39-1878581
-------------       --------------           ----------------     --------------
(State or Other   (Primary Standard          (North American       (IRS Employer
Jurisdiction of Industrial Classification Industry Classification Identification
Incorporation or    ("SIC") Number)       Number System ("NAICS") ("EIN")Number)
Organization)                                     Number)

                  ---------------------------------------
                        206 May Street, PO Box 343
                          Radcliffe, Iowa 50230
                              (800) 423-9903
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive office)
---------------------------------------------------------------------------

                                 Copy To:

                           Carl N. Duncan, Esq.
                         Duncan, Blum & Associates
                          5718 Tanglewood Drive
                         Bethesda, Maryland 20817
                              (301) 263-0200

     Approximate date of commencement of proposed sale to the public:
          As soon as practicable after the effective date of the
                          Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
          Securities Act of 1933, check the following box: [x].

                     CALCULATION OF REGISTRATION FEE

================================================================================
Title of Each Class
of Securities                   Proposed Maximum  Proposed Maxim    Amount of
to be             Amount to be    Offering Price    Aggregate      Registration
Registered       Registered(1)(2)  per Share (1)   Offering Price      Fee
--------------------------------------------------------------------------------
Shares of        2,100,000
Common            Shares            $5.00          $10,500,000       $2,100
Stock
================================================================================


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(1) The Shares of common stock which may be offered by the selling shareholders pursuant to this Registration Statement consist of (a) up to 1,500,000 Shares issued in conjunction with our direct (self-underwritten) public offering (ADPO") offered exclusively to residents of Iowa; (b) up to 267,916 Shares that may be issuable pursuant to the exercise of warrants issued or to be issued pursuant to warrant agreements entered into on June 15, 1999; and (c) up to 283,700 Shares that may be issuable pursuant to the exercise of options or warrants issued or to be issued pursuant to agreements entered into on December 31, 1998; June 15, 1999; December 31, 1999; and March 31, 2000. This
Registration Statement includes additional Shares of common stock in the event the actual number of Shares issued under the DPO exceeds our estimates at the time of filing.

(2) Estimated solely for the purpose of computing the amount of the registration fee based on the $5.00 per Share price of our common stock sold in Iowa on an intra-state basis pursuant to section 3(a)(11) under the Securities Act of 1933.

     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of the Registration Statement and up to nine (9) months thereafter or until such earlier time that all the shares registered hereunder have been sold.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

     If this Form is a  post-effective  amendment  filed pursuant to Rule 462(c)
under  the  Securities  Act of  1933,  check  the  following  box and  list  the
Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





               [Balance of page left intentionally blank.]

                             Mirenco, Inc.
                          CROSS REFERENCE SHEET
            (Showing Location in the Prospectus of Information
                   Required by Items 1-23 of Form SB-2)

    An asterisk (*) under "Caption in Prospectus" indicates that the answer to the item of Form SB-1 Part I is negative or inapplicable.

Items in Form SB-2                                     Caption in Prospectus

1.   Front of Registration Statement and Outside                     Cover Page to Form SB-2 and Cover Page to
     Front Cover of Prospectus                                       Prospectus
2.   Inside Front and Outside Back Cover Pages of Prospectu          Cover Page and Back Cover Page to Prospectus
3.   Summary Information and Risk Factors                            Prospectus Summary: Risk Factors
4.   Use of Proceeds                                                 Use of Proceeds
5.   Determination of Offering Price                                 Risk Factors - Arbitrary Determination of
                                                                     Offering Price
6.   Dilution                                                        N/A
7.   Selling Security Holder                                         Selling Shareholders
8.   Plan of Distribution                                            Plan of Distribution
9.   Legal Proceedings                                               Legal Matters; The Company -- Litigation
10.  Directors, Executive Officers, Promoters and
     Control Persons                                                 The Company -- Management
11.  Security Ownership of Certain Beneficial Owners and             The Company -- Security Ownership of
     Management                                                      Certain Beneficial Owners and Management
12.  Description of Securiti                                         Description of Capital Stock
13.  Interest of Named Experts and Counse                            Certain Relationships and Related Transactions
14.  Disclosure of Commission Position on Indemnification            Fiduciary Responsibility of the Company's
     for Securities Act Liabilities                                  Management
15.  Organization Within Last Five Years                             The Company
16.  Description of Business                                         The Company
17.  Management's Discussion and Analysis or Plan of Operation       Management's Discussion and Analysis of
                                                                     Financial Condition
18.  Description of Property                                         The Company -- Facilities
19.  Certain Relationships and Related Transactions                  Certain Relationships and Related Transactions
20.  Market for Common Equity and Related Stockholder Matters        Concurrent Public Market and Dividend Policy
21.  Executive Compensation                                          The Company -- Management
22.  Financial Statements   Appendix I
23.  Changes In and Disagreements With Accountants on                Experts
     Accounting and Financial Disclosure

       Subject to Completion -- Preliminary Prospectus Dated July 10, 2000
--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------
         Secondary Offering of Up to 2,1000,000 Shares of Common Stock

                                 MIRENCO, INC.

     Mirenco, Inc., an Iowa corporation (the "Company), is registering this secondary offering of 2,100,000 shares of common stock for certain of its shareholders. The Company is engaged in the business of developing and marketing technologically advanced products for internal combustion engines that both improve fuel efficiency and/or reduce environmental emissions. (See "The Company.")

     Unless earlier terminated, the Offering Period will be up to nine (9) months from the date hereof. The selling stockholders that the Company identifies in this Prospectus are offering up to 2,100,000 shares of Company stock (the "Shares"). The Company will not receive any proceeds from the sale of Shares by the selling shareholders. (See "Selling Shareholders," "Plan of Distribution" and "Risk Factors." ) These Shares of common stock are being offered by the selling shareholders identified on page 13 of this Prospectus in the section entitled "Selling Shareholders." The selling shareholders may sell these Shares from time to time:

     -    on the NASDAQ SmallCap Market;
     -    on the over-the-counter market;
     - in transactions directly with market makers; or - in privately negotiated transactions.

     We will not receive any portion of the proceeds from the sale of these Shares.

     During this Offering Period, Shares will be offered at the then prevailing market for the Shares. Concurrent with the date of this Prospectus, the Shares will be qualified for quotation on the NASDAQ Small Cap Market.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY ANY PERSON WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL.

     THESE ARE SPECULATIVE SECURITIES. See "Risk Factors" for certain factors that should be considered by prospective investors.

     Our principal executive offices are located at 206 May Street, Radcliffe, Iowa 50230, and our telephone number is (800) 423-9903.

                The date of this Prospectus is August __, 2000.

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has be filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




               [Balance of page left intentionally blank.]

     Potential investors are advised that an investment in the Shares of the Company is subject to the following considerations, among others:

* Investment in Shares can be speculative and volatile and involve significant risks, including those discussed in "Risk Factors" and "Certain Related Party Transactions."

* The Company has not had significant prior operations and market acceptance may be beyond the control of management.

*   Certain   conflicts  of  interest  exist  in  the  management  of  the
    Company. (See "Conflicts of Interest.")

* The success of the Company is dependent on its management. (See "The Company -- Management" and "Risk Factors -- Reliance on Management.")

     Until September ___, 2000 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein or therein by reference, the date of filing with the Securities and Exchange Commission.

     Following the conclusion of each fiscal year, shareholders will receive our annual report, including a balance sheet, statements of operations, cash flows and changes in shareholders' equity and related footnotes. The financial statements contained in the annual report will be audited by our independent certified public accountants. Unaudited quarterly reports on operations also will be distributed to shareholders or made available through e-mail and/or the Internet.


               [Balance of page left intentionally blank.]

                            TABLE OF CONTENTS

Descriptive Title                                             Page

PROSPECTUS SUMMARY...............................................4
SUMMARY FINANCIAL DATA...........................................4
PRO FORMA FINANCIAL INFORMATION..................................5
RISK FACTORS.....................................................5
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................11
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANA13MENT.............13
SELLING SHAREHOLDERS.............................................13
APPLICATION OF PROCEEDS..........................................15
CAPITALIZATION...................................................15
DESCRIPTION OF BUSINESS..........................................15
SELECTED FINANCIAL DATA..........................................28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS..................................29
CONCURRENT PUBLIC MARKET AND DIVIDEND POLICY.....................32
DESCRIPTION OF CAPITAL STOCK.....................................33
PLAN OF DISTRIBUTION.............................................34
ERISA CONSIDERATIONS.............................................35
LEGAL MATTERS....................................................35
EXPERTS..........................................................35
AVAILABLE INFORMATION............................................36
APPENDIX I (SELLING SHAREHOLDER INFORMATION).....................I-1
APPENDIX II (FINANCIAL STATEMENTS)...............................II-1

                            PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to Shares are as of December 31, 1999, unless otherwise specified. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                             The Company

     Mirenco, Inc., incorporated on February 21, 1997 in Iowa, is engaged in the business of developing and marketing technologically advanced products for internal combustion engines that both improve fuel efficiency and/or reduce environmental emissions. Our primary products are: DriverMax(R) and DriverMax(R) Software as well as HydroFire(R) Injection, Fluid and Lubricant. We believe we will be the first to provide a product that not only incorporates Global Positioning System ("GPS") technology but also reduces emissions while improving fuel mileage.

     Our no par value Shares are expected to be listed on the NASDAQ Small Cap Market concurrent with when the Offering commences. Even after the contemplated listing, there is no assurance the Company will avoid later de-listing. (See "Risk Factors -- Public Market Only Concurrently Commenced.")

                               The Offering


     Securities  Up to  2,100,000  Shares  are  being  offered  by  its  Offered enumerated selling shareholders at the then prevailing by the market price during this Offering Period. The up to Selling 2,100,000 Shares being offered are comprised of up Shareholderto 1,500,000 Shares issued in conjunction with our direct self-underwritten public offering ("DPO") offered exclusively to residents of Iowa; 267,916 Shares that may be issuable pursuant to the exercise of warrants issued or to be issued pursuant to warrant agreements entered into on June 15, 1999; and up to 283,700 Shares that may be issuable pursuant to the exercise of options or warrants issued or to be issued pursuant to agreements entered into on December 31, 1998; June 15, 1999; December 31, 1999; and March 31, 2000.
    -------------------------------------------------------------------

    Offering This Offering  Period begins on the date of this Period  Prospectus and may continue for up to nine (9) months
               thereafter, unless earlier terminated or extended.
    -------------------------------------------------------------------

    Risks      An  investment  in the Shares being sold by the Selling
    and        Shareholders  involves substantial risks due in part to
    Conflicts  the costs which the  Company  will incur and the highly
    of         speculative  nature  of  its  business.  (See  "Related
    Interest   Party  Transactions.")  Risks  inherent in investing in
               the Company are discussed under "Risk Factors."
    -------------------------------------------------------------------

                          SUMMARY FINANCIAL DATA

     The Summary Financial Information, all of which has been derived from unaudited financial statements included elsewhere in this Prospectus, reflects the operations of the Company for its limited operating history as of and for the period from February 27, 1997 (inception) to March 31, 2000. This information should be read in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                    Current assets               $2,381,001
                    Noncurrent assets                36,261
                    Current liabilities              46,984
                    Gross revenues                  279,309
                    Gross profit                     36,701
                    Loss from continuing        $(3,063,029)
                    operations

                    Net loss                    $(3,021,980)

                     PRO FORMA FINANCIAL INFORMATION

     Pro forma financial information has not been presented since no significant business combination has occurred or is probable and, even where possible or remote, there have been only limited historical operations. Furthermore, there have been only minimal revenues since our inception (approximately 43 months). Consequently, pro forma information would serve no useful purpose. In addition, summary financial data is provided in "Selected Financial Data."

     In addition, prospective investors should not purchase Shares with the expectation of sheltering income.


                               RISK FACTORS

     Prospective  investors should consider carefully,  in addition to the other
information   contained  in  this  Prospectus,   the  following  factors  before
purchasing the Shares offered hereby.

1. Limited History of Operations; Net Losses to Date. We are in the early stage of development and have only a limited history of operations, which, through December 31, 1999, have generated aggregate losses of $2,811,803. (See "The Company - Introduction", "Conflicts of Interest" and "Reliance on Management" below.) In addition, our future success will depend upon many factors, including those which may be beyond our control or which cannot be predicted at this time, such as increased levels of competition (including the emergence of additional competitors, changes in economic conditions, emergence of new technologies and changes in governmental regulations). Our operations commenced shortly after our inception on February 21, 1997. We have experienced net losses to date and have an accumulated deficit. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business, particularly in an enterprise involving new or unfamiliar techniques for pollution control in a regulatory environment. The results of any distribution and marketing enterprise cannot be determined in advance. However, future product sales and management abilities cannot accurately be determined unless and until the product is accessible to the customer and the management team is tested. No assurance may be given that the range of Company emission control and increased fuel economy products and services styled "Mirenco
Products" will receive commercial acceptance, that significant sales will be achieved or that we will ever become profitable. Further, it is possible that we will encounter technical problems, delays in hiring of key personnel, difficulty in obtaining any required additional financing, governmental interference through regulations or otherwise or other factors which could cause significant delays in our present plans for our development. Such delays, if they occur, could have a material, adverse effect on the potential commercial success of our products and on its ability to achieve profitable operations. (See "The Company.")

2. Forward Looking Statements. We make statements in this Prospectus and in the documents we file with the Commission that are considered "forward-looking statements" within the meaning of the Securities Act and the Exchange Act. Sometimes these statements contain words such as "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar words or expressions. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other factors that could cause our actual performance or achievements to be materially different from those we project. We do not have a policy of updating or revising forward-looking statements, and thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward-looking statements.

3. Possible Adverse Impact of "Penny Stock" Regulation. As of the date of the Prospectus, our Shares are not deemed to constitute so called "penny stock." Nonetheless, it is uncertain in the future, even if the shares are listed on a national or regional exchange or the NASDAQ SmallCap Market (TM) whether broker-dealers will want to continue making a market for the Shares. If the Shares are not so listed or if we can not attract a market maker following and the price of Shares falls below $5.00, the so-called "penny stock" (low-priced securities) regulations could affect the sale of the Shares. (These regulations require, among other standards, broker-dealers to disclose the risk associated with buying penny stocks and to disclose their compensation for selling the Shares). Such regulations may have the effect of reducing the level of trading activity in the secondary market for the Shares and make it more difficult for investors to sell their Shares in the Company.

4. Dependence on Outside Entities and Market Conditions. We are dependent upon numerous outside entities and market conditions for our revenues. I.C.E. Corporation ("I.C.E."), a Federal Aviation Authority ("FAA") certified electronic manufacturing company in Manhattan, Kansas, has been contracted to produce our "Driver-Max(TM)" and possibly other electronic products ("Mirenco Products"), which we distribute. We are reliant on I.C.E. to provide electronic product quality protection for our products, sales of which generated revenues for us during our early stage product distribution. Nonperformance by (or poor service from) I.C.E. could have a damaging effect on our relationships with our customers. Generally, all materials required to manufacture and assemble our product line are readily available and are shelf items; however, from time to time, delays in assembly may be encountered or components might be in short supply. There is a possibility the prices of materials and labor might increase and that operations or deliveries may be delayed if such shortages occur. Unavailability of or delay in obtaining our products from I.C.E, among other factors, may delay our receipt of income for significant periods. It should also be noted that fuel prices fluctuate and extraordinary variations therein could have a detrimental effect on our business. Customer investment decisions may also be based on the cost of regulatory compliance, prevailing interest rates, vehicle maintenance costs or other market conditions. We have no ability to influence market conditions, which may effect the decisions of our customers. Unfavorable taxation policies, import tariffs or other regulations imposed by federal and state governments could adversely affect our sales of products. Any future tax increases or new government regulations levied on our products could severely affect our operations. (See "The Company.")

5. Dependence on Regulatory Standards. The Clean Air Act of 1990 mandates annual emission testing for every vehicle located in any of the twenty-six Environmental Protection Agency ("EPA") -designated Non-Attainment Areas throughout the United States. The EPA has, in some instances, however, granted or permitted certain waivers or time extensions for such compliance. Similar mandates are required in cities in Mexico and Canada. Therefore, a significant market is generally available for products that reduce emissions and increase operating efficiency. However, there can be no assurance that this market will continue since environmental laws could change or more competitive products could be developed in the future. Further, a decline in the aggressive enforcement of prevailing regulations could severely impact our sales and, therefore, our cash flow and profitability. We believe our products to be "retrofit devices" as defined under EPA regulations. We are, however, subject to the regulatory risk that EPA may construe distribution of the products to be also governed by "fuel additive" regulations. These more stringent regulations sometimes require scientific testing for both acute and chronic toxicity. This testing is not required for approval of pollution control products deemed to be "retrofit devices." Although such testing would be facilitated by the fact that alcohol is a substance used in the transportation industry (among many others) and about which a great deal is already known concerning toxicity, such additional regulatory compliance could substantially lengthen the period of time before the products could be widely commercialized. We believe that EPA "fuel additive" regulations do apply to our HydroFire(R) products and do not apply to our DriverMax(R) products, since the operation of the HydroFire(R) Injection System involves the introduction of HydroFire(R) Fluid into the engine air intake system, as those terms are defined in EPA regulations and generally understood in the automotive engineering community. However, it is possible that a competitor who manufactures fuel additives that are subject to the more stringent "fuel additive" regulations may raise the issue with EPA in order to interfere with or delay the commercialization of competing with our technology. (See "The Company.")

6. Patent Infringement Protection. Through contractual agreement with American Technologies, LLC ("AmTech"), an affiliated company controlled by Dwayne Fosseen (see "Conflicts of Interest -- Related Party Transactions"), We have acquired the exclusive licensing and distribution rights to five products developed by AmTech (DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R) Lubricant). We believe that we have obtained all rights necessary to market our products and services without infringement on rights or patents, but there can be no assurance. Moreover, we may ultimately be forced to rely upon common law protection with respect to our trade secrets and other proprietary matters. Consequently, it may be extremely difficult for us to enforce our proprietary rights and thereby prevent competitors from selling or otherwise infringing on our products. We believe that our contractual rights alone will not protect or guarantee our success; however, we seek to achieve profitability through aggressive promotion and marketing and by developing customer relationships, which could provide a contractual basis for profits irrespective of proprietary infringements. We may consider purchasing insurance for patent and proprietary product protection, assuming product sales develop in 2000 and 2001 and management has had time to evaluate these product sales. A suitable amount of insurance coverage could then be determined.

7. Patents. There can be no assurance that any additional patent protected products will be granted, that any patents which may be obtained will be broad enough to provide material protection (or be of substantial benefit to us) or that the validity of such patents will not be challenged with an adverse result to the Company. In the absence of further patent protection, we may be vulnerable to competitors who attempt to copy our products or methods. Our Board of Directors may elect to pursue additional patent research; however, there is no assurance that we will develop additional patentable properties. 8. Dependence Upon Limited Information. We are reliant on our own limited history and on Fosseen Manufacturing & Development, Ltd. ("FMD") for historical information relative to Mirenco Products, their characteristics, anticipated operating results, regulatory compliance and all other data concerning use of such products. FMD's accumulation of such information is based on its own experience.

9. Competition. Both the automotive aftermarket (retrofit) industry and the original equipment manufacturing ("OEM") industry are, and can be expected to remain, intensely competitive. We must compete with other, more widely accepted emissions control devices. Currently, we have many competitors that are better financed and are better established. It is also likely other competitors will emerge in the future, both foreign and domestic. We believe we offer products that are more effective, more convenient and economically preferable than our competitors' products. We will seek to establish a position of market leadership through aggressive marketing. There can be no assurance, however, we will be correct in our assumptions or that our competitors will not introduce more competitive products or techniques. (See "The Company -- Competition.") The retrofit and OEM industries involve rapid technological change and are characterized by intense and substantial competition. Additionally, we will compete with other companies that have greater market recognition, greater resources and broader distribution capabilities than we have. Increased competition by existing and future competitors could materially and adversely affect our ability to achieve profitability, especially since the retrofit and OEM industries are already highly competitive with respect to price, service, location and professionalism. Moreover, we will compete with a number of companies whose names initially may enjoy recognition that exceeds our own. Although we believe we will compete successfully, there can be no assurance we will be able to maintain a high level of name recognition and prestige within the marketplace. In addition, the lack of availability of quality personnel or our inability to attract and retain other key employees may adversely affect the business. Our inability to compete within the industry or maintain a high quality spectrum of products may adversely effect an investment in the Company. (See "The Company" generally.)

10. Customer Acceptance. Our success will be largely dependent upon marketing and upon the quantity of customers who purchase Mirenco Products or license rights. There can be no assurance there is currently a broad market for our products or that one will ever exist. There can be no assurance manufacturing quality will remain consistent or markets for such products will endure. As such, the market potential for Mirenco Products must be deemed " less than certain." It is anticipated the market will be highly sensitive to many features of Mirenco Products, including our retail price, quantity discounts, replacement ("recharge") costs, fuel savings, emission reduction percentages, engine wear characteristics, local regulatory mandates (and enforcement thereof), prevailing interest rates, length of time required to achieve measurable results and other fuel efficiency/emissions control options available to prospective customers. Revenues, accordingly, may also vary considerably from region to region. There is no assurance the public will accept our products at all or at a price that allows for profitable operations. (See "The Company".)

11. Security, Property and Casualty Damage. Our future research, development and manufacturing activities may be located in a variety of different locations and will be subject to security, property and casualty risks. We believe we can manage such risks through proper security precautions in conjunction with prudent corporate management; however, no matter what steps we take, such risks cannot be fully anticipated or entirely eliminated. Further, even with costly insurance against such risks, we may incur substantial losses in the event of significant damage or loss. Additionally, there are certain natural hazards involved in shipping products and transporting them across land. Problems resulting from natural hazards, such as inclement weather, are anticipated and, accordingly, should not adversely affect the reliability of any Mirenco Products. Our products will be insured while in transport; however, any losses caused by such natural hazards will reduce our funds and could result in losses.

12. Developing Market; Unproven Acceptance of Our Products and/or Services. We have only recently commenced operations at a time when the retrofit and OEM industries are evolving and are characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and/or services is subject to a high level of uncertainty and risk. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. While it is known that the retrofit and OEM industries are large and growing, there can be no assurance that the market for our products and services will continue to develop or become sustainable. If use of our products and services fails to grow, our ability to establish and expand our brand identity will be materially and adversely affected.

13. Federal Income Tax Risks. An investment in the Shares involves certain federal income tax risks and income characterization issues for the investor and for us. Future federal income tax treatment may differ from our positions with resulting adverse tax consequences to our earnings and profits. Any gain or income on the Shares will be of a capital gains nature that, for individuals and certain other taxpayers, may not be offset by passive losses of the investor. Further, each investor is urged to consult his or her own tax advisor with respect to the federal, state, and local tax consequences inherent in an investment in the Shares.

14. Public Market Only Concurrently Commenced. Concurrent with the date of this Prospectus, our Shares will become publicly traded. Prior to such date, there was no public market for the Company's Shares. (See "Plan of Distribution.") Such publicly traded status requires the Company to enlist broker-dealers to serve as market makers. After becoming a market maker, such entity may discontinue such activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Shares or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Shares may be adversely affected. Consequently, holders of Shares acquired pursuant to this offering may not be able to liquidate their investment in the event of an emergency or for any other reason, and the Shares may not be readily accepted as collateral for a loan. Accordingly, prospective investors should consider the purchase of Shares only as a long-term investment.

15. Dependence on Technologically Qualified Personnel. Because of the technological nature of our business, we are dependent upon our ability to attract and retain technologically qualified personnel. There is significant competition for technologically qualified personnel in the geographical area of our business, and we may not be successful in recruiting and retaining such qualified personnel.

16. Dependence upon Certain Key Personnel. Currently, we are wholly dependent on the personal efforts and abilities of certain key members of our current management staff. In addition, we may be required to retain the services of other qualified individuals. The market for individuals possessing the qualifications we require is competitive and it is difficult to attract and retain such personnel. No assurance can be given that our business and operations would not be adversely affected if relationships with certain of our key personnel were to be severed. We intend to carry key man life insurance on such personnel.

17. Issuance of Additional Shares. As of July 31, 2000, we have ___________ Shares of our common stock issued and outstanding. Such Shares were issued to the current shareholders at differing times between our inception and this date. As is true for other companies contemplating significant growth, we expect to require additional financing in due course. There can be no assurance any such additional financing that is required will be available to us if and when required or on terms acceptable to us, or that such additional financing, if available, would not result in substantial dilution of the equity interests of existing shareholders. Potential investors should be aware any issuance of additional Shares may result in a reduction of the book value per Share, market price or economic value, if any, of the outstanding Shares. If we issue any such additional securities, such issuance will reduce the proportionate ownership and voting power of the other shareholders. Further, any new issuance of Shares may result in a change of control of the Company. (Any currently un-designated Shares of the Company may be issued without shareholder consent in such manner and with such terms, provisions and rights which would make a takeover of the Company more difficult, and therefore less likely.) Current purchasers of the Shares will also experience an immediate and substantial dilution of their investment in the Company since the net tangible book value per Share after this Offering will be less than the per Share Offering price, since the offering price exceeds the current net tangible book value per Share.

18. Control by Current Management and Principal Shareholders. Prior to the offering, individual officers, directors and shareholders owning more than 10% (the "Principal Shareholders") owned in the aggregate 78.3% of the Shares. (See "The Company -- Management -- Security Ownership of Certain Beneficial Owners and Management.") Upon completion of sales by selling shareholders, the Principal Shareholders' aggregate ownership of Shares in the Company will permit them to retain between 77% and 78% of the Shares. As of the date of this Prospectus, one member of our current management team (Dwayne L. Fosseen) controls 73.7% of the issued common stock of the Company. Consequently, the Principal Shareholders may be able to effectively control the affairs of the Company and the outcome on all matters submitted for a vote to our shareholders, including the election of a majority of our directors. Specifically, at least initially, the Principal Shareholders will be able to elect all of our directors. Such control by the Principal Shareholders may have the effect of discouraging certain transactions involving an actual or potential change of control of the Company, including transactions in which holders of Shares might otherwise receive a premium for their Shares over then current market prices. (See "Description of Securities.")

19. No Distributions or Dividends Anticipated; Dividends at Discretion of Board of Directors; No Current Plans to Pay Dividends. Dividends, if any, to shareholders are in the discretion of the Board of Directors. We have never paid any cash distributions and intend for the foreseeable future to retain any earnings to finance the growth of our business. Dividend policy will be determined by the Company's Board of Directors based upon consideration of the earnings of the Company, if any, its future capital needs and other relevant factors. To conserve funds for our contemplated activities, the Board of Directors currently do not intend to pay dividends. (See "Certain Relationships and Related Transactions - Dividends Would Reduce Funds Available for Expanding Operations.") In fact, we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the continuing operations of our business. Moreover, we may be restricted from paying dividends to our shareholders under future credit or other financing agreement(s). See "Absence Of Public Market And Dividend Policy" and "Description of Securities.")

20. Risks Associated with Brand Development. We believe our that establishing and maintaining brand identity of our products is a critical aspect for attracting and expanding our targeted market audience and that the importance of brand recognition will increase. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality products and services, which cannot be assured. If users do not perceive our existing products and services to be of high quality or if we introduce products and services or enter into new business ventures that are not favorably received by users, we will risk diluting our brand and decreasing our attractiveness. Furthermore, in order to attract and retain customers and to promote and maintain our brand in response to competitive pressures, we may find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our customers. If we are unable to provide high quality products and services or otherwise fail to promote and maintain our brand, incur excessive expenses in an attempt to improve or promote and maintain our brand, our business, results of operations and financial condition could be materially and adversely affected.

21. Risks of Technological Change. The market for our products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise; enhance our current products and services; and continue to improve the performance, features and reliability of such products and services. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these or similar developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our products and services. A failure by us to respond rapidly to technological developments could have a material adverse effect on our business, results of operations and financial condition.

22. Intellectual Property Risks. We regard our trade secrets and similar intellectual property as critical to our success. In that context, we will rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions. There is no guarantee that these efforts will be adequate; that we will be able to secure trademark registrations for all of our marks in the United States or other countries; or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the retrofit and OEM industries makes it impossible to control the ultimate destination of our products. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights.

     We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in the proceedings before the United States Patent and Trademark Office to determine the priority and scope of rights to the trademark, which could result in substantial costs to the Company. An adverse outcome could require us to license disputed rights from third parties or to cease using such trademark. Any litigation regarding our propriety rights could be costly and would divert management's attention, resulting in the loss of certain of our proprietary rights, requiring us to seek licenses from third parties and prevent us from selling our products and/or services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

     We intend to pursue the registration of our trademarks based upon anticipated use internationally. There can be no assurance that we will be able to secure adequate protection for these trademarks in foreign countries. Many countries have a "first-to-file" trademark registration system; thus, we may be prevented from registering our marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect our trademarks adequately could have a material adverse effect on our business, results of operations and financial condition.

23. Arbitrary Determination of Offering Price. The price of the Stock offered currently to investors has been arbitrarily determined by our management together with our advisors. Among the factors considered in determining the price of the Shares were current market conditions, overhead requirements, securities standards, certain research and development requirements and general product sales and revenue projections perceived by management as achievable or necessary by the Company. There are no relationships whatsoever between the price of the Shares and our assets, earnings, book value or any other objective criteria of value. (See "Capitalization.")

24. Potential Fluctuations and Quarterly Results; Potential Volatility of Stock Price. The price at which Shares may be purchased or sold may be subject to extreme fluctuations resulting from such factors as actual or anticipated fluctuations in our operating results, selection of new products, execution of new contracts, general market conditions and other factors. Our quarterly operating results may vary significantly in the future depending upon such factors as the timing of new announcements and customer subscriptions. The sales cycle could be lengthy and subject to a number of significant risks over which we have little or no control, including customers' budgetary constraints and general economic conditions. Due to the foregoing factors, quarterly revenue is difficult to forecast. Additionally, if quarterly revenue levels are below expectations, operating results are likely to be materially adversely affected. In particular, net income, if any, may be disproportionately affected by a reduction in revenue because only small portions of our expenses vary with revenue.

25. Reliance on Management. Members of management have significant experience and expertise. Investors will have no right or power to take part in or direct the management of the Company. Thus, purchasers of the Shares offered hereby will be entrusting the funds to our management, upon whose judgment the investors must depend, with only limited information concerning management's specific intentions. Accordingly, no investor should purchase Shares unless such investor is willing to entrust all aspects of our management, including the selection of businesses and/or officers and/or directors. This includes shareholders not being given the opportunity to vote on any acquisitions or review the associated financials prior to such transactions being consummated. This potential risk is even more important in this offering since our business is dependent, to a significant degree, upon the performance of certain key individuals, the departure or disabling of any of whom could have a material adverse effect on our performance. (See "The Company - Remuneration.") We have entered into employment agreements (which contain non-compete provisions) with each of Messrs. Fosseen, Relick, Allison and Jolley. The loss of the services of any such key personnel could have a material adverse effect upon the Company. We maintain key man life insurance of $1,000,000 on Mr. Fosseen. These employment agreements contain non-compete provisions; however, there can be no assurance that we will be able to retain such employees or prevent them from competing with the Company in the event of their departure.

26. Conflicts of Interest. Certain inherent and potential conflicts of interest exist with respect to operations of our business. (See "Certain Relationships and Related Transactions.") These include: (i) the interest of certain current or former affiliates in the contemplated activities of the Company (see especially "Certain Related Party Transactions" and "The Company"); (ii) certain members of management may, in the future, not be required to devote full time to our activities; and (iii) there are, as of the date of this Prospectus, significant overlapping ownership interests between the Company, Fosseen Manufacturing & Development, Inc. and American Technologies, LLC.

27. Possible Strategic Relationships. We are open to developing various strategic alliances. If successful, such alliances are expected to dramatically reduce our need for capital and result in expanding our existing and contemplated activity. (See "The Company" generally.) There can be no assurance that such strategic relationships can be achieved.

28. Market Studies; Due Diligence Reviews. In formulating our business plan, we have relied on the judgment of our management. In addition, the University of Northern Iowa completed market studies relating to the demand for our products and services.

29. Dependence on Outside Advisors. In order to supplement the business experience and expertise of our management, we may employ accountants, technical experts, appraisers, attorneys and other consultants or advisors. The selection of such consultants or advisors will be made by our management without any influence or control by shareholders. (See "The Company -- Professional Advisors.")

30. Future Sales of Shares. Dwayne L Fosseen, the controlling (Principal) Shareholder beneficially holds 9,008,700 Shares. All of such Shares held by the Principal Shareholders (as well as other directors, officers or 10% shareholders) are "restricted" as defined in Rule 144 under the Securities Act ("Rule 144"). Some or all of these "restricted" Shares have been owned beneficially for more than one year by existing shareholders and may now be sold in the market pursuant to Rule 144 with regard to sales by affiliates after at least one year has passed from the date of their purchase. (See "Description of Capital Stock.") We can make no prediction as to the effect, if any, that sales of Shares, or the availability of Shares for future sale, will have on the market price of the Shares prevailing from time to time. Sales of substantial amounts of Shares in the public market or the perception that such sales could occur, could depress prevailing market prices for the Shares. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price, which it deems, appropriate.

31. Limitation of Monetary Liability by Our Management. Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to our shareholders. Nonetheless, our management owes a fiduciary responsibility to our shareholders. (See "Fiduciary Responsibility of the Company's Management.")

     In addition to the above risks, businesses are often subject to risks not foreseen by management. This is especially true for developmental stage companies. In reviewing the Prospectus, potential investors should keep in mind that other possible risks could affect us and their investments therein, including normal business risks and several economic conditions which are not within our control.


              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to its shareholders. Failure of management to satisfy its fiduciary responsibility to shareholders could subject management to certain claims. (See "Fiduciary Responsibility of the Company's Management" and "Description of Capital Stock --Directors' Liability.") The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for Shares. (See disclaimer at the end of the following discussion regarding certain specific transactions.)

     American Technologies, LLC ("AmTech") and Fosseen Manufacturing & Development, Inc. ("FMD") share common shareholders with us. Specifically, our founder and principal shareholder, Dwayne Fosseen, owns 49.9% of AmTech and 100% of FMD. Jerrold Handsaker and Don Williams, directors of the Company, own 2.4% combined of AmTech.

     Effective April 30, 1999, and through contractual agreement with AmTech, we have acquired the exclusive licensing and distribution rights to the patents and five products developed by AmTech (DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R) Lubricant, collectively, the "Mirenco Products"). Under terms of the agreement, we will owe an initial purchase price of $250,000 to AmTech shareholders and will pay royalties of 3% of gross sales for twenty (20) years from sales of such patents and products (see Patents and Trademarks). Similarly, through contractual agreement with Fosseen Manufacturing & Development ("FMD"), an affiliated company also controlled by Dwayne Fosseen, we have acquired all rights to the characteristics, anticipated results, regulatory compliance and all other data concerning the Mirenco Products originally developed by FMD. These agreements effectively transferred ownership of the patents and all other to us, rather than a third party. This was done to reduce the applicable conflicts, especially in the future. Nonetheless, Mr. Fosseen will have a continuing interest in AmTech and FMD and, to that degree, may have a conflict of interest relative to shareholders of the Company.

     As part of a negotiated termination of agreement originally among AmTech, Mirenco and J. Richard Relick, a director and former distributor of Mirenco, Mr. Relick will be paid ten percent (10%) of the royalties received by AmTech from Mirenco, not to exceed a cumulative $800,000. Such royalty is an obligation of AmTech.

     Moreover, we do not currently own any real estate for the running of our business. However, we have executed a one (1) year lease with FMD requiring monthly payments of $1,200 for the use of 2,400 square feet of facilities for our offices and operations. Upon completion of the contemplated distribution center, the lease will be terminated and all employees will be housed in a combination 21,600 square feet office, warehouse and distribution facility. Dwayne Fosseen, principal shareholder of the Company, owns the 1.2 acres of land for the construction, located in Radcliffe, Iowa.

     While it is not expected to have any adverse consequence (such as undermining professional representation), Carl N. Duncan, a partner of the law firm - Duncan, Blum & Associates - that represents us, is being paid for his services through significantly reduced cash compensation and the issuance of warrants to exercise the purchase of 30,000 Shares in the Company at an exercise price of $0.01, over a term ending March 31, 2003.

     In each of these instances, we believe, as does Mr. Fosseen, the agreements involved are on terms no less competitive than those available through unaffiliated third parties, if not more advantageous. To that end, we, with Mr. Fosseen's active support, have instituted the policies enumerated in the paragraph following.

     While we may enter into transactions with affiliates in the future, we intend to continue to enter into such transactions only at prices and on terms no less favorable to us than transactions with independent third parties. In that context, we will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. In any event, any debt instruments of the Company in the future are expected generally to prohibit us from entering into any such affiliate transaction on other than arm's-length terms. In addition, a majority of the Board is (and must continue to be) neither an officer nor may such person have a pecuniary interest (other than as a shareholder or director) in any transactions with us. In turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all matters involving interested parties. It is expected that additional independent director(s) will be added to the Board. Moreover, an independent stock transfer agent has been appointed to assure proper issuance of stock to shareholders.

     At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued common stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for certain offerings contemplated for continued expansion, acquisitions and properly approved employee compensation at such time as such plan is adopted.

1. Members of Management May Not Be Required to Devote Full-time to the Business Activities of the Company. Management may not devote full-time to the activities of the Company. Similarly, future members of management may have professional responsibilities to entities other than the Company. Those external activities may be pursued within the discretion of each individual member of management. However, as described in "Fiduciary Responsibility of the Company's Management" below, those activities are subject to fiduciary standards even if full-time is not devoted to the Company.

2. Dividends Would Reduce Funds Available for Expanding Operations. The amount and frequency of dividends declared and/or distributed to shareholders are solely within the discretion of the Company. Since certain fees to management and/or related parties are, directly or indirectly, related to assets of the Company and the Company seeks to invest those funds to the maximum extent feasible, management would suffer an economic disadvantage if the Company reduced its assets through such distributions to shareholders. Consequently, the Company does not expect to declare dividends in the foreseeable future.

3. No Independent Review. Investors should note that the same counsel represents the Company and its management. Therefore, to the extent the Company and this offering would benefit by an independent review, such benefit will not be available in this case.

4. Possible Related Party Transactions. The Company may in the future enter into transactions with affiliates. (See disclaimer following.)

     The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties. The Company may enter into transactions with its affiliates in the future. However, the Company intends to continue to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. The Company's Articles of Incorporation, as amended, provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company.


           FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

     Counsel has advised our management it has a fiduciary responsibility for the safekeeping and use of all assets of the Company. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, whether under SEC, Iowa and/or general fiduciary principles, management cannot commingle property of the Company with the property of any other person, including that of management.)

     Cases have been decided under the common or statutory law of corporations in certain jurisdictions to the effect that a shareholder may institute legal action on behalf of himself and all other similarly situated shareholders (a class action) to recover damages from management for violations of fiduciary duties or on behalf of a corporation (a corporation derivative action), to recover damages from a third party where management has failed or refused to institute proceedings to recover such damages. On the basis of federal and/or Iowa state statutes and rules and decisions by pertinent federal and/or state courts, accordingly, (a) shareholders in a corporation have the right, subject to the provisions of the Federal Rules of Civil Procedure and jurisdictional requirements, to bring class actions in federal court to enforce their rights under federal securities laws; and (b) shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover such losses from a corporation's management where the losses result from a violation by the management of SEC Rule 10b-5, promulgated under the Securities Exchange Act of 1934, as amended (and corresponding Iowa standards). It should be noted, however, that in endeavoring to recover damages in such actions, it would be generally difficult to establish as a basis for liability that our management has not met such standards. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.

     The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended, it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.


                           SELLING SHAREHOLDERS

     The selling shareholders listed below are offering an aggregate 2,100,000 Shares pursuant to this Prospectus. (See Risk Factors.) Such Shares must be sold by the selling shareholders in "brokers' transactions" as defined under pertinent securities laws. Selling shareholders who are also affiliates of the Company must continue to adhere to volume limitations under Rule 144 and reporting requirements of Section 16(a) of the Exchange Act. Selling shareholders, and not the Company, will receive the proceeds from the sale of their individual Shares.

     Selling shareholders are categorized as Persons with a Relationship to the Company, Passive Investors with Warrants or Passive Investors in the DPO. Selling shareholders identified as Persons with a Relationship to the Company are either officers of or provide services to the Company. It is unknown whether these affiliates will sell any shares registered in this Prospectus. (See "The Company -- Security Ownership of Certain Beneficial Owners and Management.") Further it is unknown to us if the selling shareholders will sell all, any or none of the shares listed below.


I. PERSONS WITH A RELATIONSHIP TO THE COMPANY

                                              Amount         Maximum
                                        Beneficially Owned  Amount to  Percent
Name of Beneficial Owner      Category  Prior to Offering    be Sold  ofClass(1)
------------------------      --------  -----------------    -------  ----------
Wayne Allison, President      Affiliate       60,000        30,000     0.246%
Carl Duncan, Securities       Securities      30,000        15,000     0.123%
   Counsel                    Counsel
Darrell Jolley, Chief         Affiliate       60,000        30,000     0.246%
Financial Officer
J. Richard Relick, Chief      Affiliate       50,000        25,000     0.205%
   Operating Officer
Dave Stone,                   Consultant     180,000        90,000     0.737%
Bruce Bergeson,               Employee        81,500        40,750     0.334%
Richard Evans,                Employee        67,900        33,950     0.278%
Betty Fosseen,                Former          38,000        19,000     0.155%
                              Employee

                                              Amount         Maximum
                            Number of   Beneficially Owned  Amount to  Percent
Name of Beneficial Owner  Shareholders  Prior to Offering    be Sold  ofClass(1)
------------------------  ------------  -----------------    -------  ----------
II.  PASSIVE INVESTORS
     WITH WARRANTS
Total for Category (For        189        267,916            267,916    2.193%
itemized listing, see
Appendix I.A.)

III. PASSIVE INVESTORS
     IN DPO

Total for Category (For
itemized listing, see                       (2)                (2)
Appendix I.B.)
(presented as known
through June 30, 2000
and to be updated by
Amendment through July 30)

IV.  ADDITIONAL SHARES                                         (2)
     FOR ESTIMATE

Total of All Categories        N/A          (2)            2,100,000
(I through IV)

(1) Amount calculated as Maximum Amount to be Sold divided by total shares issued and outstanding at March 31, 2000 of 12,218,775.
(2) Amount to be known and provided after July 31, 2000, subject to Pre-Effective Amendment 1.

                         APPLICATION OF PROCEEDS

     The Company will not receive any of the proceeds from the sales of Shares by the selling shareholders. (See "Selling Shareholders") Specifically, we will not receive any proceeds from the resale of our common stock being sold via brokers' transactions by selling shareholders pursuant to this Prospectus and registration statement, except that we will receive proceeds equal to the number of warrants and options exercised multiplied by the applicable exercise price (approximately $1,800,000). To that extent, such funds will be used for the funding of general operations.

                              CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of March 31, 2000; and (ii) the sale of 2,100,000 Shares (maximum) offered by the Selling Shareholders. (See "Application of Proceeds" and "Description of Capital Stock.")


                                                 Actual           As Adjusted
                                                 ------           -----------
Shareholders'  equity common stock, no par value; 30 million Shares  authorized;
12,218,775 Shares issued and
outstanding                                    $3,452,304          $3,452,304

  Additional paid-in capital                   $1,955,154          $1,955,154

  Deficit accumulated during the
  development stage                            (3,037,180)         (3,037,180)
                                               ----------          ----------

  Total Shareholders' equity and total
  capitalization                               $2,370,278          $2,370,278
                                              ===========         ===========


                         DESCRIPTION OF BUSINESS

General

     Mirenco, Inc. (the "Company") was organized and incorporated in the State of Iowa on February 21, 1997. We develop and market technologically advanced products for throttle control of internal combustion vehicles that improve fuel efficiency, reduce environmental emissions and reduce vehicle maintenance. Our primary products are derived from technology patented in the U.S., Mexico and Canada and are the following: DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid and HydroFire(R) Lubricant. We also intend to supply new and improved versions of our product line utilizing other input sensors, including Global Positioning Satellite ("GPS") technology and ambient sensor features. We believe we are the first to provide a product that incorporates GPS into a throttle-control application (called "EconoCruise(R)," using "Satellite-to-Throttle(TM)" technology).

     As  of  July  30,  2000,  we  raised  _________  of  a  $10,000,000  Direct
(self-underwritten) Public Offering (the "DPO") offered exclusively to residents of Iowa, without the use of a registered broker-dealer, at $5 per share.

     We provide our customers with post-sale services where they are desired. However, most of our customers employ in-house maintenance, trained by our employees, to install and maintain our products. During the past two (2) years and after completing testing, we focused on introducing our products to the municipal transportation industry. We limited our sales efforts while we focused on raising the capital necessary to implement our long-term business plan. Over the next two (2) years, we intend both to sell our products to worldwide customers and to sell production and design rights to our owned patents to automobile original equipment manufacturers. Our patented technology was originally the idea of our founder, Dwayne Fosseen, then engineered via a Federal cost-shared CRADA program by the United Stated Department of Energy ("DOE") Kansas City Plant operated by AlliedSignal, whose logo is displayed on the resulting products. No requirement exists to promote the DOE's efforts or to provide any financial remuneration for the assistance.

    DriverMax(R) is an environmental product that improves engine exhaust emissions while increasing fuel mileage and reducing vehicle maintenance costs. DriverMax(R) is primarily targeted at heavy start-stop vehicles such as buses, trash trucks and construction vehicles. The benefits recognized from the installation of DriverMax(R) are accomplished by precise programmable computer management of the vehicle's throttle position. We believe DriverMax(R) is unique since it has demonstrated improvements without the usual unacceptable negative performance tradeoff (between fuel mileage, emissions and speed) found in competing products, is configurable via software parameters and self-adjusts as a function of the age of the vehicle.

     The HydroFire(R) System is a sophisticated superset of the DriverMax(R) technology, providing all of the benefits of the DriverMax(R) plus the additional benefit of cutting Oxides of Nitrogen (NOx) emissions under performance conditions where NOx is produced. Specifically, NOx is produced under heavy loads and high engine temperatures. Under such conditions, HydroFire(R) Injection injects a patented fluid, HydroFire(R) Fluid into the engine to combat the NOx production by approximately 50%. The HydroFire(R) Fluid is a patented water-alcohol-lubricant mixture whose blending process is patented by us. Specifically, water cuts the NOx production, alcohol serves as an antifreeze for the water and the HydroFire(R) Lubricant serves to thwart the potentially solvent and/or corrosive characteristics of the alcohol in the engine and/or storage containers. HydroFire(R) Systems are primarily targeted to heavy transport vehicles such as inner and inter-city buses and trucks.

     EconoCruise(R) is a highly sophisticated throttle control system that provides advanced levels of "intelligence" to common cruise control technology. EconoCruise(R) utilizes GPS signals to "know" the topography of the road ahead, thereby allowing the vehicle to best manage throttle and emissions, for example, allowing a user-programmed limit of momentum to be gained on downhill sections and limiting the traditional uphill over-acceleration found in standard cruise controls. Additional sensors can and will be employed within EconoCruise(R) to provide further "intelligence" to the system - for example, calculating wind direction/speed/resistance, real time engine performance (RPM, MPG, temperature, emissions, etc.) as well as the potential of automatically "knowing" the speed limit and terrain-imposed areas of acceleration and deceleration based on programming the software and identifying the vehicle's position according to GPS.

     EconoCruise(R) is beyond the conceptual stage and is currently under development from both the software intelligence perspective as well as the physical design for installation on existing vehicles. The technology was proven and demonstrated in August of 1999 in a publicized demonstration using a cross-country truck on route from Des Moines, Iowa to Kansas City, Missouri. The route was first driven by a driver skilled at fuel efficiency, his actions programmed into a prototype EconoCruise(R) unit and then re-run by an average driver, yielding approximately 20% fuel savings across the route.

     Having worked through the early design and proving phases of EconoCruise(R), we are completing negotiations for a "Funds-in Work For Others Agreement" with the DOE's Kansas City plant, operated by Honeywell International, Inc. (previously operated by AlliedSignal), whereby industry procures unique services from the government laboratories to build the product. We anticipate both the physical product will be marketable to the population of existing vehicles and that rights to the patented technology and proprietary design work will be marketable to automakers.

     Future applications of the patents are being investigated in respect to production costs, market size and opportunity. Examples include a "Teenage DriverMax(R)" where, for example, young drivers are limited in their ability to go from zero to sixty in less than 10 seconds. Currently, our products are designed for diesel engines and are being adapted to gasoline engines, which will open a considerably larger market for us. Additionally, for example, using GPS technology, city vehicles could be automatically changed into a throttle mode producing fewer emissions when inside a programmed radius of the center of the city. Given the fact over-acceleration generates waste and excessive emissions, more "intelligent" management of the throttle holds the benefit of both an economic and environmental impact, globally. With our patented technology, the future "intelligence" of the throttle is now only limited by what can be programmed into a small on-board computer, and as provided by Mirenco, will be broadly branded as "SmartFoot(TM)" technology.

PAGE>

Product Market

      We have built our market strategy on two marketable assets:

(1)   Licensing the patents
(2)   Product sales

Patent licensing is targeted to automakers. We have identified two dozen major automakers whose markets include the U.S., Mexico, and/or Canada (i.e., countries in which we hold issued patents). We intend to license our patents to as many of these automakers as possible for a relatively nominal license fee and per vehicle royalty, which we believe will have a negligible effect on the retail price of new autos. Our intent is to provide non-exclusive licensing of the patented technology, so that, automakers will make use of the technology in an effort to reduce emissions, save fuel and decrease maintenance on all newly manufactured vehicles.
     We are optimistic that, presuming a significantly affordable licensing fee is charged, automakers will choose to license the technology and avoid the possibility of future patent infringement legal action. We will use the proceeds of these license fees to build and execute our business into the in-service vehicle after-market. We envision that automakers will take the lead in producing more efficient and cleaner vehicles while we will work to help clean up emissions and save fuel in the market of vehicles already in service.

     We plan to introduce our current products into a variety of markets including:

(1) Inner and inter-city transit authorities. (2) Waste disposal fleets (e.g., trash trucks).
(3)   School buses.
(4) Low-floor buses (e.g., rental car buses used for airport customer pick up).
(5) Commercial fleet owners and operators (e.g., Federal Express, UPS, Coke, etc.).
(6) Manufacturers and maintenance organizations specializing in the above segments.

     We believe the market for our products extends globally, beyond the borders of our patented technology (i.e., the U.S., Mexico and Canada). European and Middle Eastern countries, for example, pay approximately two to three times the U.S. cost of fuel.

     The macro-perspective market for our products includes all internal combustion vehicles. Our initial products were designed for a segment of this population specifically defined by diesel-burning, electronic engines (i.e., effectively all diesel-burning vehicles built after 1990). We have now created a modification to the initial products that opens the market to both electronic and mechanical engines, thereby increasing the potential market size dramatically by including older vehicles. In fact, many foreign countries are experiencing severe pollution problems and high fuel costs while using a majority of older vehicles which are the worst emissions producers and the least fuel efficient. This product modification also allows the products to be marketed into traditional gas-powered passenger vehicles.

     The U.S. and global population of in-service vehicles is enormous. According to the 1999 U.S. Department of Energy Transportation Data Book, there are approximately 125,000,000 automobiles and 76,000,000 trucks in the U.S. These figures represent 26.7% and 41.3% of the world's automobile and bus/truck registrations, respectively. The average age is 8.7 and 8.3 years for cars and trucks, respectively. With age and natural deterioration and degradation of the combustion process, these vehicles are less efficient, burn more fuel, and produce more emissions, thus they can realize significantly better environmental and economic benefits from our technologies.

     Vehicles classified as "heavy" represent an immediate market for our DriverMax(R) product as well as our new EconoCruise(R) technology. There are approximately seven million vehicles classified as "heavy" in the U.S., averaging between six and seven miles per gallon. These vehicles are virtually all professional, business related vehicles and regularly experience extremely high fuel expense. Consequently, we believe that this particular segment of the vehicle population will be sensitive to higher fuel prices and be eager to adopt new technologies that not only save fuel but also reduce emissions and decrease maintenance expenses.

    A  subset  of  the  "heavy"   classification  is  school  buses.  There  are
approximately 500,000 school buses in the U.S., carrying over 23 million students. These school buses alone represent a tremendous market for our DriverMax(R) technology today, given their high frequency start-stop routes and non-highway mileage.

     According to compilations derived from various sources, including the U.S. Department of Energy Transportation Data Book and Polk, at current rates of production, approximately 400,000,000 new vehicles will be manufactured world-wide during the next ten years. With an estimated scrap rate and the existing number of vehicles, at the end of the next ten years, there will be approximately 1.4 billion vehicles on earth. Our intent is to license our technology for installation in as many of the 400,000,000 new vehicles as possible over the next ten years while we market and sell into the after-market.

    We believe that Mirenco can be a significant factor in a total market exceeding $2 billion, based upon a 1998 University of Northern Iowa market research and analysis survey which considered only early models of DriverMax(R). This survey was conducted prior to our introduction of our EconoCruise(R) technology.

Sales and Marketing

     Our philosophy is to drive our cost of goods down far enough that the suggested retail price of our products can be lowered to the point where the payback in fuel savings is measured within one year. Consequently, our intent is to build a streamlined sales and marketing operation and offer the products at the lowest suggested retail price possible while maintaining an appropriate gross profit per product.

     We intend on utilizing various sales methods including distributors, original equipment manufacturers ("OEM's"), regional commissioned salespeople and independent mechanics. All of the potential sales models will be tested and utilized to varying degrees. The independent mechanic model is targeted directly towards mechanics and engine repair shops that can serve as both installation service sites and retail outlets.

     We currently have existing contacts and prospective distributors and regional commissioned sales people throughout the U.S., Canada and Mexico. Furthermore, the Des Moines Area Community College (DMACC) offers one of a number of certified mechanics schools around the U.S., and has expressed an interest in becoming a certified Mirenco training center for Mirenco-certified independent mechanics.

     To date, we have consciously limited our sales efforts and intentionally selected prospects that would help in building the proof and customer foundation that will be leveraged in future sales. We intend on using testimonials and real-world performance data from these customers to decrease, or eliminate, trials and evaluations from future customers' decision-making and acquisition processes. Existing customers, installations and evaluations include:
Louisville, Cedar Rapids, Grand Canyon, Overland Custom Coach (a Canadian bus manufacturer), Memphis, Iowa Department of Transportation, Ann Arbor, Coke,
Chicago, Pepsi, Mexico City, St. Louis, Sioux City, and the Steve Forbes Presidential Campaign Bus.

     We are hopeful that the licensing of our products to automakers will result in increased consumer and user awareness of our products. We will additionally use aggressive sales and marketing programs, including participation in appropriate domestic and international trade shows and major print media.

     The overall market for our product continues to become more accepting and fertile as environmental regulatory and oversight agencies (e.g., the U.S.
Environmental Protection Agency or EPA) continue to create more stringent compliance standards for transportation. The California Air Resource Board ("CARB") is one such agency and is generally regarded as the most stringent state environmental agency in the United States. We have obtained a CARB exemption number and approval to sell within California. The CARB exemption number is displayed on our DriverMax(R) product.

Production Suppliers

     Our production has been outsourced to a firm with extensive experience in the field of computerization and production of high performance, tolerance and precision equipment. We are dependent upon outside entities and market conditions for our revenues. I.C.E., an FAA certified electronic manufacturing company located in Manhattan, Kansas, has been contracted to produce our "Driver-Max(R)" and possibly other electronic products ("Mirenco Products") which we distribute. We are reliant on I.C.E. to provide electronic product quality protection for our products, sales of which will generate revenues during our early stage product distribution. Non-performance by (or poor service from) I.C.E. could have a damaging effect on our relationships with our customers. Generally, all materials required to manufacture and assemble our product line are readily available and are shelf items; however, from time to time, delays in assembly may be encountered or components might be in short supply. There is a possibility that the prices of materials and labor might increase and that operations or deliveries may be delayed if such shortages should occur. Unavailability of or delay in obtaining our products from I.C.E, among other factors, may delay our receipt of income for significant periods.

     At the present time, we intend to continue having our current and future products manufactured by outside companies that can meet our specifications for high quality and reliability. Based on our knowledge of various manufacturers, we believe that, if the need ever arose, we could develop alternative suppliers with production capabilities to assure a continuing output of product. Our management has contacted other companies capable of producing our products if the current supplier is unable to produce our anticipated volume levels.

Competition

     The market for our products and services is characterized by rapid technological developments, frequent new product introductions and evolving, varying industry and regulatory standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current products and services, and continue to improve the performance, features and reliability of such products and services.

     We believe, considering the proprietary nature of our current DriverMax(R) and HydroFire(R) control system and our new products utilizing GPS technology, there is no other known automotive retrofit device that can compete with our current or contemplated spectrum of offerings ("Mirenco Products"). If there are products that perform the same functions as Mirenco Products, we believe our products are among the most economical, effective options available for buyers of retrofit emission reduction devices. Furthermore, if substitute products are introduced by competitors that infringe on the patents, we will vigorously defend our rights.

     We must compete with other, more widely accepted emissions control devices with producers that are better financed and are better established. It is also likely that other competitors will emerge in the future, both foreign and domestic. We believe that we offer products that are more effective, more convenient and economically preferable than our competitors' products. In addition, we will seek to establish a position of market leadership through aggressive marketing. There can be no assurance, however, that we will be correct in our assumptions or that our competitors will not introduce more competitive products or techniques.

     Certain identified competitive products include: portable fuel cells that combine hydrogen (which can be obtained from methanol, natural gas or petroleum) and oxygen (from air) without combustion to generate electricity, biofuels that use crops, corn stalks and trees to make cleaner, renewable fuels for cars and buildings, cleaner burning gasoline engine cars, hybrid electric/gasoline motors and electric vehicles. However, many (if not all of these alternatives) are considered years away, expecting for example that it may take decades before a mass-marketable car using fuel cell technology is available. Also, these alternatives may create a potential solution for emissions and fuel economy but do not yet address the power, convenience and reliability needs of automobile drivers.

     In consideration of perceived competition, it is important to note that Mirenco's technologies do not technically compete with most, if not all, of their respective solutions. Mirenco's technologies and solutions target the wasted fuel and excess emissions produced as a result of continuous, unrecognized over-throttling of vehicles under varying conditions. Alternative (i.e., "competitive") solutions generally work to either filter emissions and/or assist the engine in burning more of the excess fuel directed to the engine as a result of over-throttling. With this understanding and distinction, we intend to make the industry aware that our products are in fact not competitive to, but in fact, cooperative with other solutions.

     Potential competitors include engine makers and auto manufacturers such as Navistar (NYSE: NAV) and Detroit Diesel (NYSE: DDC) who are working to make more efficient, cleaner engines; future technology researchers and manufacturers such as FuelCell Energy who are working to advance the newest technologies of electrical power generation from hydrogen; physical and chemical exhaust screens, such as KleenAir Systems (OTCBB: KAIR) NOxMaster that injects an ammonia based product into the exhaust; entirely new fuel mixtures such as that being developed by Clean Diesel Technologies (EBB: CDTI); and various forms of air mixture devices, magnets and engine add-ons. It is important to note that our solution is based on a completely different paradigm from that of these potential competitors in that we work to more precisely deliver an appropriate amount of fuel to the engine for the operator's desired vehicle movement. In other words, our competitors generally seek solutions after the fuel is burned, while we work to solve the emissions problem before it happens.

Distribution

     We currently utilize independent representatives and organizations for the delivery of our products as well as for direct sales and marketing. We believe that various methods will be employed for varying markets and will utilize the most economical means available as our development continues. As part of the anticipated use of proceeds detailed in our DPO, we intend to construct a state of the art distribution and warehousing facility for our products. The facility will include sufficient office space to accommodate our management, sales support and expected growth in staff. We have sought and received preliminary approval for economic development assistance from the state and county for this proposed facility.

     We intend to utilize technology wherever possible to drive an in-house sales operation focused on large fleet owners, transit authorities, licensing opportunities and the federal government. Smaller fleets and international sales will be managed indirectly through one of a number of distribution arrangements.

Government Regulation

     As public concern over air quality grows, we believe the marketplace grows more fertile for our technologies. In the U.S., the EPA, under the Clinton Administration, has created tighter emissions regulations that affect fuel suppliers, automakers and operators. As President Clinton stated in his January 2000 State of The Union Address, "In the new century, innovations in science and technology will be the key not only to the health of the environment, but to miraculous improvements in the quality of our lives and advances in the economy." We believe that we are one of the companies to lead the way in providing new technologies to assist in the national and international effort to deliver a cleaner environment to future generations.

     The U.S. is not alone in its efforts to combat pollution. For example, Canada's air quality regulatory agency has recognized a growing air quality issue and is mandating similar regulations and standards to those being promoted within the U.S. Mexico is currently experiencing tremendous air quality issues in its highly populated areas. Mexico City officials work to regulate heavy emissions producing vehicles by not allowing them to operate on consecutive days unless they pass emissions standards tests. We installed DriverMax(R) on a large truck in Mexico City and were able to pass the tests, thereby permitting the daily use of the vehicle for its inner city commercial delivery route.

     Developed nations around the world are working to promote a healthy environment by identifying and taking action on the polluting sources. Furthermore, many of these countries have much longer useful lives for their vehicles than we accept in the U.S. Consequently these vehicles emit more smoke and polluting elements and burn excessive amounts of fuel. As their government air quality officials continue to recognize and act on vehicle emissions, the market for our products becomes easier to penetrate.

     Currently, all conventional vehicles (along with most alternative fuel vehicles and certain retrofit technologies legally sold in the United States) must be "certified" by the EPA to qualify for the "Low Emission Vehicle" ("LEV") classification necessary to meet federal fleet-vehicle conversion requirements. Our products have met, and management believes the products will continue to meet, these certification requirements. However, since this is an area in which the government is continually updating and legislating or mandating new requirements, there can be no assurance that Mirenco Products will continue to be certified. Whenever possible, we intend to maintain our certification.

     We are aware that countries outside the U.S. are considering their own regulatory requirements in the area of clean air and engine emissions. In order to improve the marketability of our products in those countries, we will conform our products to these regulations if it is economically feasible to do so.

     We believe our products to be "retrofit devices" as defined under EPA regulations. We are, however, subject to the regulatory risk that EPA may construe distribution of the products to be also governed by "fuel additive" regulations. These more stringent regulations sometimes require scientific testing for both acute and chronic toxicity, which is not required for approval of pollution control products deemed as "retrofit devices." Although such testing would be facilitated by the fact that alcohol is a substance used in the transportation industry (among many others) and about which a great deal is already known concerning toxicity, such additional regulatory compliance could substantially lengthen the period of time before HydroFire(R) could be widely commercialized. We believe the EPA "fuel additive" regulations do not apply to our DriverMax(R) products, since they do not involve the introduction of additives into the engine air intake system, as those terms are defined in EPA regulations and generally understood in the automotive engineering community. However, it is possible that a competitor who manufactures fuel additives that are subject to the more stringent "fuel additive" regulations may raise the issue with EPA in order to interfere with or delay the commercialization of competing with our technology.

     We are not aware of any proposed regulatory changes that could have a material adverse effect on our operations and/or sales efforts. Further, we have not been required to pay any fines for and are not aware of any issues of non-compliance with environmental laws.

Patents and Trademarks

     Effective April 30, 1999, we executed an agreement to transfer the ownership of the patents and all rights from AmTech to us. Our founder and principal shareholder, Dwayne Fosseen, owns 49.9% of AmTech (see discussion at Item 7 - Certain Relationships and Related Transactions). We will pay AmTech a 3% royalty of annual gross sales for a period of 20 years. The agreement required the payment of $25,000 at the time we met the DPO $500,000 minimum offering. Approximately one-half of the amount due was paid on December 13, 1999 and the other one-half was paid on February 15, 2000, being distributed to Mr. Fosseen. A $225,000 payment will be due AmTech per the agreement once we have raised $5,000,000 in the DPO.

     We believe the execution of this agreement with the associated transfer of ownership to us will eliminate any uncertainty that may have existed in ensuring our exclusive distribution and manufacturing rights. While we do have a right of first refusal to purchase any additional patents from AmTech as they become available, we do not anticipate that any patents will be so forthcoming and that we do not need any other patents to implement our business plan. The patents covered by the above referenced agreement are:

1. United States Patent Number 4,958,598, issued September 25, 1990, entitled "Engine Emissions Control Apparatus Method."
2. United States Patent Office, 5315977, "Fuel Limiting Method and Apparatus for an Internal combustion Vehicle" issued May 31, 1994.
3.    Canadian  Patent  Number  1,289,430,   issued  September  24,  1991,
      entitled  "Engine Modification Apparatus Fuel."
4. Mexican Patent Number 180658, "Fuel Limiting Method and Apparatus (Staged Fueling). Registration date January 17, 1996.
5. A Canadian patent application filed on April 13, 1992 is still pending. The patent application is entitled "Fuel Limiting Method and Apparatus for an Internal Combustion Vehicle."

In addition, we have filed and obtained the following Registered Trademarks:

  (1)           HydroFire(R)Fluid               (5)  EconoCruise(R)
  (2)           HydroFire(R)Injection           (6)  "SmartFoot(TM)"
  (3)           HydroFire(R)Lubricant           (7)  "Satellite-to-Throttle(TM)"
  (4)           DriverMax(R)

Employees and Consultants

     We currently have ten (10) full time employees, with no part-time employees. There have been no management-labor disputes and we are not a party to any collective bargaining agreement. Employees currently have minimal Company-provided employee benefits. We, in order to attract the appropriate personnel to assist the Company in our future growth, are analyzing additional benefit and improvements to our existing benefits program. With the $_________ raised in the DPO through July 30, 2000, we are in the process of establishing appropriate incentive compensation programs which are currently being reviewed and approved by our Compensation Committee and/or our Board of Directors.

Facilities - Description of Property

     We currently do not own any properties for the running of our business. However, we have executed a one (1) year lease withFMD requiring monthly payments of $1,200 for the use of 2,400 square feet of facilities for our offices and operations. Upon completion of the contemplated distribution center, the lease will be terminated and all employees will be housed in a combination 21,600 square foot office, warehouse and distribution facility. The 1.2 acres of land for the construction, located in Radcliff, Iowa, is owned by Dwayne Fosseen, principal shareholder of the Company. (See "Certain Relationships and Related Transactions"). Management

(1) Introduction
     The following table summarizes the names, ages and positions of our executive officers and directors as of June 30, 2000. Our By-laws set the number of directors at five, each serving one-year terms. The current four directors were all elected at our annual meeting of shareholders held on May 13, 2000, and will hold office until their successors are elected at the next annual meeting of the shareholders. No director holds a directorship in any other reporting company. See the pertinent individual's specific biographical information, which follows:


              Name            Age       Position
              ----            ---       --------

              Dwayne Fosseen  53        Chief Executive Officer,
                                        Chairman of the Board of
                                        Directors and Treasurer

              J. Richard      69        Chief Operating Officer,
              Relick                    Director and Secretary

              Wayne Allison   39        President

              Darrell R.      37        Chief Financial Officer
              Jolley

              Don D.          64        Director
              Williams

              Jerrold         49        Director
              Handsaker

(2) Executive Officers

     Dwayne L. Fosseen, born in 1946, is founder, President, Chief Executive Officer, Chairman of the Board of Directors and Principal (controlling) Shareholder. Mr. Fosseen's inventiveness and ingenuity have led to seven (7) patents that have been issued in the U.S., Canada and Mexico in the field of energy conservation. (He also has two patents pending.) Mr. Fosseen has personally been involved in major projects with the U.S. Department of
Agriculture, U.S. Department of Energy, Iowa Corn Growers Board, National BioDiesel Board and the Iowa Soybean Promotion Board. Mr. Fosseen has over 15 years experience in the field of heavy-duty engines and has directed major EPA testing efforts at Ortech Corporation, an international emissions testing company. Mr. Fosseen is also the principal in Fosseen Manufacturing & Development, Inc. (See "Certain Relationships and Related Transactions".)

     J. Richard Relick, born in 1929, Chief Operating Officer, graduated from Dickinson College, Carlisle, Pennsylvania, in 1951 with a degree in economics and has a 1963 associate degree in management from Northeastern University, Boston, Massachusetts. Mr. Relick has extensive management background in the introduction of new technology, having launched two new companies, one in the environmental area and another in biotechnology. Mr. Relick was a Group Vice President of Eco-Labs (a Fortune 500 company) and, as President of Ventron Europe, formed a new company in Brussels, Belgium to serve the world chemical and pharmaceutical markets. Mr. Relick served as a captain in the Marine Corps. Mr. Relick currently serves as director of Certech Corporation, a manufacturer of reusable oil filters, and Northern Probiotics, a producer of Antibiotic Replacement Therapy for humans and animals. (See "Certain Relationships and Related Transactions".)

     Wayne Allison, born in 1960, has served as President of an international technology firm publicly traded in Israel and as CEO of a publicly traded business consolidation holding company. Mr. Allison has served as a director and officer of public companies since 1994 and has operated in a variety of roles in growth companies. His background includes high technology development, sales and marketing and national/international distribution channels. Additionally, Mr. Allison has devised strategy and conducted a national merger and acquisition campaign and has created and negotiated the public market capital and equity strategies for growth companies. Mr. Allison published a book on conducting Internet Business ("The Internet Business Primer", Sourcebooks, 1995), obtained his bachelors degree in Behavioral Psychology and Computer Science engineering from the University of Texas at Arlington, and has completed his Masters Degree in Managerial Economics/Finance from Oklahoma University.

     Darrell R. Jolley, born in 1962, has been a Chief Financial Officer, Secretary, Treasurer and a director of public, reporting companies since 1996 and has as well served as a Chief Operating Officer for much of that time period. Mr. Jolley has a natural inclination to new businesses and industries and has intentionally developed his business skills for start-up and fast growth companies. His experience and expertise in managing SEC requirements as well as equity and company valuations has enabled him to devise long-term wealth-building corporate strategies for shareholders of growing companies. Early in his career, Deloitte and Touche, international CPA firm, employed Mr. Jolley. Mr. Jolley graduated from the University of Texas at Austin majoring in the Business Honors Program with a specialization in Accounting. Mr. Jolley obtained his CPA certification in January 1989.

(3) Directors

      Dwayne L.  Fosseen.  (See "Executive Officers" above.)

      J. Richard Relick. (See "Executive Officers" above.)

     Jerrold Handsaker, born in 1950, practiced general business law in Iowa for 22 years and was admitted to practice in all Iowa Courts, U.S. District Courts in Northern and Southern Iowa, the U.S. Tax Court and the U.S. Supreme Court. He holds two U.S. patents and is presently President and CEO of Innovative Lighting, Inc., an Algona, Iowa manufacturing company that manufactures and markets products to the worldwide marine and RV industries. He is a member of the Iowa State Bar Association, the National Marine Manufacturer's Association and the American Boat and Yacht Council. Mr. Handsaker received his undergraduate degree from Iowa State University in 1972 and his juris doctorate degree from Drake University in 1975. Mr. Handsaker has been a director of Mirenco since June 1, 1998.

     Don D. Williams, born in 1934, a lifelong resident of Williams, Iowa, has been involved in the grain business and is a major producer of livestock. Mr. Williams has also been associated with real estate as a licensed associate. Mr. Williams has served as an officer of the County Farm Bureau Board, Heart of Iowa Realtors Board, and the County Compensation and Extension Board. A director of the Company since June 1, 1998, Mr. Williams is also a veteran of the Korean War.

     Two of the directors are employees of the Company: Mr. Fosseen also serves as Chief Executive Officer and Mr. Relick serves as Chief Operating Officer.

     Directors who are not employees of the Company receive no fee for attending meetings of the Board of Directors, but are reimbursed for any out-of-pocket expenditures.

Remuneration, Employment Contracts and Employee Benefits

     As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote full time to the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

     We have entered into employment agreements with Dwayne Fosseen, J. Richard Relick, Wayne Allison and Darrell Jolley.

     Messrs.  Fosseen and Relick (as of June 15,  1999) each  entered into a two
(2) year employment agreement with the Company (collectively, the "Employment Agreements") that provides for bonuses and such other benefits (including base annual salaries as to Messrs. Fosseen and Relick) as set forth in their agreements at $45,000 through 1999 and $75,000 starting January 1, 2000, or upon successful close of our public offering. As described in "Remuneration", it is anticipated that Messrs. Fosseen and Relick will devote approximately 100% of their time to the Company. The Board of Directors has the right to terminate the Employment Agreements with or without cause at any time; provided, however, that termination by the Board of Directors without cause would obligate us to pay the compensation due under the applicable Employment Agreement for the remainder of the term involved. Pursuant to the terms of the Employment Agreements, Messrs. Fosseen and Relick have agreed that they will not compete with us during the period of their employment and for a one-year period after termination of the each applicable Employment Agreement.

     Messrs. Allison and Jolley each entered into a one (1) year employment agreement with us dated November 3, 1999. The employment agreements provide for each to earn compensation at the annual rate of $75,000 as well as such other benefits, including stock options which vest over the period of January 1, 2000 through September 30, 2003. Upon any future change in control of the Company, the options will immediately and fully vest. It is anticipated that Messrs. Allison and Jolley will devote approximately 100% of their time to the Company. The Board of Directors has the right to terminate the employment agreements with or without cause at any time, paying two weeks compensation. Pursuant to the terms of the employment agreements, Messrs. Allison and Jolley have agreed that they will not compete with us during the period of their employment and for a one-year period after termination of each applicable employment agreement.

     The Company does not provide officers with pension; stock appreciation rights, long-term incentive or other plans, but has the intention of implementing such plans in the future. Specifically, we anticipate that we will adopt, in the future, an employee bonus program to provide incentive to our employees. It is anticipated that such a plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. It is anticipated that we will adopt a retirement plan -- such as a 401(k) retirement plan -- and that we will implement an employee health plan. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying Shares on the date of their grant.

     Members of the Board of Directors are not paid separately for such services. Directors' out-of- pocket expenses are reimbursed upon presentation of appropriate documentation.

Litigation

     We are not a party to any litigation (material or otherwise) and we are not aware of any threatened civil, administrative or civil proceeding that would have a material adverse affect on our business.

Securities Ownership of Certain Beneficial Owners and Management

     The table set forth below presents certain information regarding beneficial ownership of our common stock (our only voting class of securities), as of June 30, 2000, by (i) each shareholder known to us to own, or have the right to acquire within sixty (60) days, more than five percent (5%) of our common stock outstanding; (ii) named executive officers of the Company; and (iii) all officers and director nominees of the Company as a group. All share amounts have been adjusted to reflect the results of stock splits effective June 1998 and April 1999.

Name and Address                        Amount of Common
Beneficial Owner (1)           Stock Beneficially Owned(2)(3)   Percent of Class
--------------------           ------------------------------   ----------------

Dwayne Fosseen, Director,               9,008,700(4)                  73.7%
Chairman of the Board and
Chief Executive Officer

Don Williams, Director                    342,800                      2.8%

Jerrold Handsaker, Director                44,030                      (8)

J. Richard Relick, Director and            50,000(5)                   (8)
Chief Operating Officer

Wayne Allison, President                   60,000(6)                   (8)

Darrell R. Jolley, Chief                   60,000(7)                   (8)
Financial Officer

All Directors and Officers as a         9,565,530                     78.3%
Group
----------------
(1) Unless otherwise indicated, the address of each director and officer is c/o Mirenco, Inc., 206 May Street P.O. Box 343, Radcliffe, Iowa 50230.

(2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that may be acquired upon the exercise of options, warrants or convertible securities by such person within 60 days from the date on which beneficial ownership is to be determined.

(3) Reflects total outstanding 12,218,775 Shares as of March 31, 2000. All share amounts are after the effect of our 3:1 stock split on June 9, 1998 and 5:1 stock split on April 16, 1999.

(4) Amount excludes options to purchase 38,000 Shares, exercisable at $0.29, owned by Betty Fosseen.

(5) Represents 50,000 Shares owned pursuant to options to purchase Shares of common stock at $4.25 per share. Excludes options to purchase 50,000 Shares at $4.25 per share, that vest on January 1, 2001. All options expire on June 15, 2009.

(6) Represents 60,000 Shares owned pursuant to options to purchase Shares of common stock at $5.00 per share, exercisable within 60 days. Excludes unvested options to purchase 220,000 Shares at $5.00 per share which vest 20,000 options per quarter between September 30, 2000 and September 30, 2001, and 15,000 options per quarter between January 1, 2002 and September 30, 2003. All options expire on September 30, 2008.

(7) Represents 60,000 Shares owned pursuant to options to purchase Shares of common stock at $5.00 per share, exercisable within 60 days. Excludes unvested options to purchase 220,000 Shares at $5.00 per share which vest 20,000 options per quarter between September 30, 2000 and September 30, 2001, and 15,000 options per quarter between January 1, 2002 and September 30, 2003. All options expire on September 30, 2008.

(8) Less than 1%.

Selling Shareholders

     Mr. Relick, Mr. Allison and Mr. Jolley currently own no Shares but have options to purchase Shares as listed above. These officers and we have chosen to register, in this Prospectus, 50% of the Shares underlying vested options held by these officers, such that, for what we consider liquidity purposes, these officers may have the opportunity to exercise and sell that portion of their Shares so registered. It is currently unknown whether these officers will exercise any options to purchase Shares and sell them as a result of this registration; however, these officers will be responsible for filing appropriate notifications required by affiliates under Rule 144 and Section 16(a) of the Exchange Act. (See "Selling Shareholders"). Shares issued to officers, directors or affiliates are deemed to be restricted stock under Rule 144. Shares held by Mr. Fosseen since our inception (9 million Shares after considering all stock splits) will continue to be subject to Rule 144 trading limitations for the foreseeable future. However, Mr. Fosseen currently has no plans to sell any Shares. Mr. Williams and Mr. Handsaker own Shares obtained from our Small Company Offering Registration ("SCOR"); and thus, their Shares are unrestricted except for the volume limitations of affiliates within Rule 144. Under the volume limitations of Rule 144, affiliates who own unrestricted stock or restricted stock held for not less than one year would be entitled to sell within any three-month period a number of Shares that does not exceed the greater of 1% of the then outstanding Shares of common stock or the average weekly reported trading volume on all national securities and/or through NASDAQ during the four calendar weeks preceding such sale.

Executive Compensation

     The  summary   compensation  table  below  sets  forth  a  summary  of  the compensation earned by our named chief executive officer and other executive management for 2000 (projected), 1999 and 1998.


                                                            Summary Compensation Table

                                         AnnualCompensation                 Long-Term Compensation Awards

                                                    Bonus     Restricted   Securities     Long-Term
Name and                   Fiscal                 and Other      Stock     Underlying     Incentive     All other
Pricipal Position           Year  Salary($)     Compensation     Awards      Options       Plans      Comensation
-----------------           ----  ---------     ------------     ------      -------       -----      -----------
Dwayne Fosseen,CEO          2000   $75,000
                            1999   $35,596          0             0             0             0            0
                            1998   $26,000

J. Richard Relick, COO      2000   $75,000
                            1999   $25,365(2)       0             0          100,000          0            0
                            1998   n/a

Wayne Allison, President    2000 $75,000
                            1999 $12,500(3)         0             0          280,000          0            0
                            1998 n/a

Darrell R. Jolley. CFO      2000 $75,000
                            1999 $12,500(3)         0             0          280,000          0            0
                            1998 n/a

----------------

(1) See following tables for descriptions of exercisable / unexercisable grants of options to officers.

(2) Amount represents payments for eight months in 1999.

(3) Amount represents payments for two months in 1999.


     The following table sets forth (a) the number of Shares underlying options granted to each named executive officer during fiscal 1999; (b) the percentage the grant represents of the total number of options granted to all Company employees during fiscal 1999; (c) the per share exercise price of each option; and (d) the expiration date of each option.




                  [Balance of page intentionally left blank.]

                                             Option Grants in Last Fiscal Year
                                                     (Individual Grants)

                                          Percent of
              Number of Securities       Total Options
                    Underlying       Granted to Employees       Excercise or         Expiration    Grant Date
Name             Options Granted(#)     in Fiscal Year        Base Price ($/Share)      Date      Present Value
----             ------------------     --------------        --------------------      ----      -------------
Dwayne Fosseen          0                    N/A                      N/A                N/A            N/A

J. Richard Relick     100,000                16%                      $4.25           June 2009         N/A

Wayne Allison         280,000                42%                      $5.00           Sept 2008         N/A

Darrell R.Jolley      280,000                42%                      $5.00           Sept 2008         N/A

----------------

(1) Options granted to Mr. Relick vest as follows: 50,000 on January 1, 2000; 50,000 on January 1, 2001.

(2) Options granted to Mr. Allison vest as follows: 20,000 on January 1, 2000; 20,000 on March 31, 2000; 20,000 on June 30, 2000; 20,000 on September 30, 2000;
20,000 on January 1, 2001;  20,000 on March 31,  2001;  20,000 on June 30, 2001;
20,000 on  September  30, 2001;  15,000 on January 1, 2002;  15,000 on March 31,
2002;  15,000 on June 30, 2002;  15,000 on September 30, 2002; 15,000 on January
1,  2003;  15,000 on March 31,  2003;  15,000 on June 30,  2003;  and  15,000 on
September 30, 2003.

(3) Options granted to Mr. Jolley vest as follows: 20,000 on January 1, 2000; 20,000 on March 31, 2000; 20,000 on June 30, 2000; 20,000 on September 30, 2000;
20,000 on January 1, 2001;  20,000 on March 31,  2001;  20,000 on June 30, 2001;
20,000 on  September  30, 2001;  15,000 on January 1, 2002;  15,000 on March 31,
2002;  15,000 on June 30, 2002;  15,000 on September 30, 2002; 15,000 on January
1,  2003;  15,000 on March 31,  2003;  15,000 on June 30,  2003;  and  15,000 on
September 30, 2003.

     Set forth in the table below is information, with respect to each Named Executive Officer, as to the (a) number of shares acquired during fiscal 1999 upon each exercise of options granted to such individuals; (b) the aggregate value realized upon each exercise (i.e. the difference between the market value of the shares at exercise and their exercise price); (c) the total number of unexercised options held on December 31, 1999, separately identified between those exercisable and those not exercisable; and (d) the aggregate value of in-the-money, unexercised options held on December 31, 1999, separately identified as those exercisable and those not exercisable.


                              Aggregated Option Exercises in Last Fiscal
                                   Year and Year-end Option Value

                                    Number of Securities Underlying
                       Shares            Unexercised Options at
                     Acquired on            Fiscal Year-End        Value of Unexercised
                    Exercise in   Value       Exercisable/        In-The-Money Options
Name                  1999(#)    Realized  Un-exerciisable(1)     At Fiscal Year-End ($)
----                  -------    --------  ------------------     ----------------------
Dwayne Fosseen           N/A       N/A            N/A                      N/A

J. Richard Relick        0          0         0 / 100,000             $ 0 / $ 75,000

Wayne Allison            0          0         0 / 280,000             $ 0 / $ 0

Darrell R. Jolley        0          0         0 / 280,000             $ 0 / $ 0

----------------

(1) Options become exercisable upon specified events such as length of employment. Options granted to Mr. Relick vest and become exercisable as follows: 50,000 on January 1, 2000 and 50,000 on January 1, 2001. Options granted to Mr. Allison and Mr. Jolley vest quarterly between January 1, 2000 and September 30, 2003.

Family Relationships

     There are no family relationships relating to the Company between executive officers, directors or 10% or greater Shareholders.


                         SELECTED FINANCIAL DATA
     The following table sets forth certain financial data for the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and Notes thereto included elsewhere in this filing. The selected financial data for the years ended December 31, 1999 and 1998, have been derived from our financial statements which have been audited by independent certified public accountants and are included elsewhere in this filing. The selected interim financial data for the three months ended March 31, 2000 and 1999 have been derived from our financial statements which are unaudited and which are included elsewhere in this filing.



                                                  Income Statement Data (1)

                             Year Ended         Year Ended       Year Ended          Year Ended
                         December 31, 1999   December 31, 1998  March 31, 2000     March 31, 1999
Revenues                       $195,295           $33,992           $31,864           $57,505

Cost of Goods Sold
and Operating Expenses          732,145         2,239,720           256,459           124,737
Loss from Operations           (536,850)       (2,205,728)         (224,595)          (67,232)
Interest Income                  12,351            13,186            14,418             1,654
Net Loss                      $(524,499)      $(2,192,542)        $(210,177)         $(65,578)
Common Shares
Outstanding (2)              11,735,001        11,412,219        12,100,515        11,630,800



                              Balance Sheet Data (1)


                                 Year Ended        Three Months Ended
                              December 31, 2999      March 31, 2000
                              -----------------      --------------

Working Capital                    $807,556          $2,334,017
Total Assets                        962,878           2,417,262
Shareholders' Equity (3)            836,029           2,370,278
Accumulated Deficit             $(2,827,003)        $(3,037,180)

----------------

(1) Amounts shown for years ended December 31 are per audited financial statements; amounts shown for three months ended March 31 are unaudited.

(2) Based on the weighted average number of shares outstanding during the period and adjusted for stock splits approved June 9, 1998 and April 16, 1999.

(3) There have been no, nor are there expected to be, cash dividends.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.    Introduction

     Management has, to date, intentionally focused limited resources on a staged implementation of our business development consisting of the following elements:

      a.   First Round Capitalization
      b.   Product Development and Testing
      c.   Empirical Performance Results and Testimonials
      d.   Launch Planning
      e.   Second Round Capitalization
      f.   Launch
      g.   Licensing, Sales and Marketing

     We raised $788,400 in our successful Small Corporation Offering Registration (SCOR) offered during 1997 and 1998. These funds supported the completion of our early product testing and first marketing efforts. Initial product sales occurred to transit authorities in Memphis, Ann Arbor and Cedar Rapids.

     We added another $334,895 from a private stock offering to our existing shareholders during 1999 to support our planned follow up offering to raise up to $10 million. The funds raised in the private stock offering were used primarily for legal, accounting, printing and marketing costs of our direct public offering ("DPO") which was approved for distribution within the state of Iowa on July 30, 1999. As of July 30, 2000, we have raised a cumulative $__________ from the DPO.

     From inception through December 31, 1999, we have incurred research and development costs totaling approximately $100,000. Prior to our purchase of the patents from AmTech, (see "Certain Party and Related Transactions"), we estimate from records provided to us that AmTech and other related entities incurred research and development costs of approximately $4 million. From proceeds of our DPO, we expect to spend between $800,000 and $1.8 million over the next three years in research and development for improving and streamlining our existing products, reducing manufacturing costs and developing new applications.

     We will invest funds from the DPO in a distribution and office facility located in Radcliffe, Iowa on property owned by our principal shareholder. The cost is expected to be approximately $1.25 million to build and furnish the new building. We have worked closely with state and local government officials who have now declared the property to be an enterprise zone where we will be able to take advantage of certain property tax breaks. Though our existing employees (10 currently) will grow only slightly during fiscal year 2000, we anticipate we will be adding additional mechanic and sales personnel as well as sales management as we continue to implement our business and marketing plans. By December 31, 2001, with the new facility built and anticipated increased sales, we believe we will employ 29 full time employees, including the four existing executive managers.

     We have now completed the first five steps as outlined above, with significant and adequate capital to list the company on NASDAQ's Small Cap market. The NASDAQ listing provides four elements that we desire:

      a.   Additional   awareness   and  public   attention   gained  from
           operating as a publicly traded company;
      b.   A public market valuation for the Company;
      c. An alternative for future equity capitalization if required and desired by the Company; and
      d. An exit vehicle for existing shareholders who desire to sell.

     We intend to use certain proceeds from the DPO to launch our products, offer to license our patents to automakers simultaneous with NASDAQ listing. Our intent is to make the automakers aware of our patented technologies, provide a significantly inexpensive offer for licensing and royalties, and to gain rapid and significant market awareness for our technologies.

     The simultaneous efforts conducted at the time of launch (marketing campaign) are intended to jumpstart our sales efforts into the existing-vehicle after-market, make a strategic, non-exclusive offer to automakers for patent licensing and to generate awareness and interest in our Company within the investment community. We are hopeful that the unique business method of launching, licensing and execution that we have chosen will yield product marketing, patent licensing and investment analyst attention more rapidly than could be obtained via more traditional, smaller-exposure methods.

     In parallel and support of our launch, Mirenco products are being utilized, marketed and sold, albeit on a limited basis to relatively high-profile organizations. We are optimistic that the performance data and testimonials obtained from these high-profile customers will serve to minimize, or eliminate, potential extended evaluations from prospective customers' acquisition decision-making cycles.

     Our technologies are built on patents issued to our founder and principal shareholder, Dwayne Fosseen, in a cost sharing CRADA industry/government research and development project with the U.S. Department of Energy. We have proven effectiveness in fuel savings, emissions reductions and decreased maintenance, and our products are applicable and adaptable to vehicles worldwide. Sufficient prospects regarding buses, heavy trucks and other vehicles world-wide have been generated that we believe commercially viable sales will be realized once we direct our emphasis and focus our resources. We have identified 46 auto manufacturers world-wide which are expected to produce 400 million new vehicles over the next 10 years. We anticipate selling licenses to our patents to many of the higher volume auto producers, which will provide for a per unit royalty. While there is seasonality in the U.S. automobile sales industry, seasonality is not expected to have a significant impact on our business in the near future.

     Further, while other technologies continue to develop, we believe many of these alternatives to be four (4) to ten (10) years away from a cost effective solution which, in any event, would likely be implemented first and perhaps exclusively to new vehicles. Our products have the advantage of being currently applicable and we believe they provide the licensees with a foundation to further improve and develop new applications. In spite of ongoing technological advances in fuel, engines and our own products, we believe that the world-wide existing number of cars, buses and trucks is expected to provide a source for our sales for years to come. Furthermore, our technologies are in relative infancy in that we intend to incorporate considerably advanced sophistication within our products as the technological components become economically feasible for mass production (e.g., GPS satellite, global road topographical databases, speed limit databases, bi-directional throttle control, etc.).

     We are eager to launch and maximize the years of research and efforts that have gone into design, development, protection and planning. Management believes, and performance data demonstrates, that market acceptance of Mirenco's technologies can provide a global benefit measured both economically and environmentally. Consequently, management has carefully crafted and implemented a plan that provides the products, Company infrastructure, human resource skills and business strategy to leverage and maximize the patents and resultant technology as quickly as possible, with final Company valuation being determined by the free markets.

2. Background. Our fiscal year ends December 31. The following analysis of our financial condition and results of operations for the fiscal years ended December 31, 1999 and 1998 should be read in conjunction with our audited Financial Statements for such periods and other information presented elsewhere in this filing.

3. General. We develop and market technologically advanced products for throttle control of internal combustion vehicles that improve fuel efficiency, reduce environmental emissions and reduce vehicle maintenance. Our primary products are derived from technology patented in the U.S., Mexico and Canada and are:
DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid HydroFire(R) Lubricant and EconoCruise(R). Our newest product offering,
EconoCruise(R), is a new and improved version of our product line utilizing other input sensors including GPS technology and ambient sensor features. We believe that we are the first to provide a product that incorporates GPS into a throttle-control application (called "EconoCruise(R)," using "Satellite-to-Throttle {TM) technology). We intend to market our products both domestically and internationally and intend to license our patented technology to automakers for use on their new model vehicles. We expect our revenues to increase as a result of the broader market penetration, license revenues and new products scheduled for introduction over the next six (6) to thirty six (36) months.

     We have incurred losses during our fiscal years ended December 31, 1999 and 1998 while developing and introducing our original products and focusing management and other resources on capitalizing the Company to support future growth. These losses are considered normal for a developmental phase company. Other costs were incurred during these two (2) years to prepare us for commercialization of our products, including additional management, personnel, consultants and marketing expenditures. We expect that, as sales increase, there will also be increases in the total amount of distribution and selling, general and administrative expenses. However, as a percentage of sales, these expenses should decline.

4. Results of Operations. Fiscal Year ended December 31, 1999 compared to fiscal year ended December 31, 1998.

     Our revenues increased $161,303 or 475% for the year ended December 31, 1999 compared to the same period in 1998. The increase resulted from to initial sales of our products, particularly one sale to the Transit Authority of River City (TARC - Louisville, Kentucky) for approximately $95,000.

     Costs of goods sold for 1999 and 1998 were 78% and 155% of sales, respectively. Low gross margins during these periods relate to the high percent of fixed warehouse and assembly costs with relatively low sales during the time we concentrated on capitalizing for future growth. We believe product costs will range between 40% and 60% of sales with implementation of our marketing plan.

     Total operating expenses decreased $1,607,675 for fiscal year December 31, 1999. We incurred stock based compensation expense of $1,858,054 in 1998 in connection with the issuance of stock and employee stock options. Otherwise, operating expenses increased $250,379 with the increase in sales and increased personnel and management. During 1999, we hired a Chief Operating Officer, President and Chief Financial Officer. These hires were considered critical both for timing and implementation of our plans and, as we become a reporting company, provide us with experience regarding finance, sales, marketing, manufacturing, technology, national and international distribution, SEC compliance and reporting, equity and capital formation and management. Also with increased sales, we will continue to incur higher royalty expenses payable to AmTech. Owing 3% of gross sales through April 30, 2019, per the terms of the patent purchase agreement, we believe royalty expense will be a significant component of total expenses in future years.

     Our net loss decreased from $2,192,542 in 1998 to $524,499 in 1999 primarily as a result of the employee options granted in 1998.

     Three months ended March 31, 2000 as compared to three months ended March 31, 1999.

     Revenues were $31,864 for the three months ended March 31, 2000 compared to $57,505 for the same period in 1999. The difference is the timing of early shipments of our DriverMax^ product to Memphis in 1999 and to a Canadian bus company in 2000.

     Costs and expenses increased $130,655 or 136% from 1999 to 2000 during this period. The increase is attributable to an approximately $100,000 increase in wage expense because of new personnel and executive management, an approximate $35,000 increase in travel and advertising as we began to make sales presentations to other transit authorities around the country, and an approximately $10,000 increase in postage related to continuing and improving our communication to our existing shareholders.

     Our net loss increased from $65,578 to $210,177 in 2000 primarily as a result of the increased management and sales efforts.

     These changes are also applicable to differences identified from our statement of operations at March 31, 2000 compared to December 31, 1999.

5. Liquidity and Capital Resources. Since our inception in 1997, we have primarily relied on the sources of funds discussed in "Cash Flows" below to finance our testing and operations. We believe that the proceeds raised to date from the DPO will be adequate to continue our operations, including the contemplated expansion of sales efforts, inventories, and accounts receivable through the next three years. However, if we raise less than $10,000,000 from the DPO, we will need to curtail our research and development efforts along with facilities expansion, promotional and trade show expenditures.

     We have not yet commenced generating substantial revenue. We expect to fund development expenditures and incur losses until we are able to generate sufficient income and cash flows to meet such expenditures and other requirements. We believe we currently have adequate cash reserves to continue to cover such anticipated expenditures and cash requirements.

     We have been evaluating financing and capitalization alternatives as part of our long-term business plans. These alternatives include the sale of preferred stock and warrants and other alternatives. To preserve operating funds, we have also developed a strategic plan that provides for reductions of expenditures and a prioritization of development options, as discussed below.

6. Cash Flows for the Years Ended December 31, 1999 and 1998. Since our inception (February 21, 1997) through December 31, 1999, our activities have been organizational, devoted to developing a business plan and raising capital. Where such costs are indirect and administrative in nature, they have been expensed in the accompanying statement of operations. Where such costs relate to capital raising and are both direct and incremental, such costs have been treated as offering costs in the accompanying balance sheets.

     Net cash used in operating activities for the years ended December 31, 1999 and 1998 was $283,625 and $417,252, respectively. The use of cash in operating activities was primarily related to our net losses and significant changes in working capital components such as inventory and receivables.

     Net cash provided by financing activities during the years ended December 31, 1999 and 1998 was $776,178 and $538,550, respectively. The primary source of the financing was proceeds from the issuance of Shares of common stock.

7. Cash Flows for the Three Months Ended March 31, 2000 and 1999. The changes in Cash Flows for the three months ended March 31, 2000 from 1999 mirrored the changes comparing the years ended December 31, 1999 and 1998. Operating losses and changes in working capital continue to account for the uses from operating activities, while increased awareness and knowledge about our products and potential market impact resulted in our raising an additional $1,773,880, since December 31, 1999, from the sale of common stock in our DPO.

8. Recent Accounting Pronouncements. There are no recently issued accounting standards for which the impact on our financial statements at December 31, 1999 and March 31, 2000 are not known.

9. Safe Harbor. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements.


               CONCURRENT PUBLIC MARKET AND DIVIDEND POLICY

     Concurrent with the date of this Prospectus, the Company has qualified its Shares for quotation on the NASDAQ SmallCap Market under the symbol "MIRR." As described in "Risk Factors", there is no assurance that the Company can continue to satisfy then-current pertinent listing standards or avoid later de-listing. (See "Risk Factors.")

     From July 30, 1999 through July 30, 2000, we have been offering Shares of our common stock for sale at $5.00 per share in a self-underwritten direct public offering (meaning without a registered broker-dealer) limited to residents of the state of Iowa per Section 3(a)(11) of the Securities Act of 1933. As of July 30, 2000, the date such offering was terminated we have sold _______Shares and raised $_______. We will use the proceeds of such DPO for marketing, research and development, facilities, working capital and costs of fund raising. No commissions have been paid or are expected to be paid to raise these funds and no payments have been made to any officer or director as a result of efforts to raise capital in the DPO. As of July 30,2000, we had

_______  Shares of our common  stock  issued and  outstanding  to  approximately
_______ shareholders.

     We do not anticipate paying dividends on the common stock at any time in the foreseeable future. The board of directors plans to retain earnings for the development and expansion of our business. The board of directors also plans to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and other factors the board of directors deems relevant.


                       DESCRIPTION OF CAPITAL STOCK

General

     As of May 13, 2000, our authorized capital stock consists of 30,000,000 shares of no par value common stock (the "Shares") and 66,979 warrants to purchase 267,916 underlying Shares at $5.00 per Share. Shareholders are entitled to one vote per outstanding Share on all matters to be voted upon by shareholders and, upon issuance in consideration of full payment, are non-assessable. In the event of liquidation, dissolution or cessation of the Company, the shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, the holders of more than 50% of the Shares could elect all the directors of the Company. There are no redemption or sinking fund provisions or preemptive rights with respect to the Shares, and shareholders have no right to require us to redeem or purchase Shares.

Dividend Rights

     Each Share is entitled to dividends if, as and when our Board of Directors so declares. However, we do not anticipate paying dividends on the common stock at any time in the foreseeable future. The board of directors plans to retain earnings for the development and expansion of our business. The board of directors also plans to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and other factors the board of directors deems relevant.

Stock Split

     In conjunction with the planned direct public offering, on April 16, 1999, the Board of Directors affected a five(5)-for-one (1) split of our common stock. The principal objective of the split was to increase the public float of outstanding Shares prior to the DPO, dated July 30, 1999. On June 9, 1998, our Board of Directors affected a three(3)-for-one (1) split of our common stock.

Warrants

     In order to continue the expansion and fund our operations until the completion of the DPO, from May 15 to June 15, 1999, we offered to our existing shareholders the opportunity to purchase additional Shares of common stock and four (4) warrants to buy additional Shares of common stock for each Share purchased. We sold to 192 shareholders (i) 66,979 Shares of common stock for an aggregate offering price of $334,895 and (ii) 66,979 warrants to purchase 267,916 additional Shares. The warrants are exercisable at any time on or prior to June 15, 2002 at a purchase price equal to $5.00 per Share. We also issued warrants to exercise the purchase of 30,000 Shares for professional legal representation. These warrants are exercisable at any time on or prior to March 31, 2003 at a purchase price equal to $0.01 per Share.

Options
     In order to provide additional incentive to employees, we have granted non-qualified compensatory stock options on our common stock according to an Option Plan for 1998 and 1999. Under the 1998 Option Plan, we granted options to purchase 367,400 shares at $0.29 per share, which are fully vested, and 100,000 shares at $4.25 per Share that vest half on January 1, 2000 and half on January 1, 2001. Under the 1999 Option Plan, we granted options to purchase 560,000 Shares at $5.00 per Share that vest quarterly from January 1, 2000 through September 30, 2003.

     We are authorized to issue 30,000,000 shares of common stock, no par value. The issued and outstanding shares of common stock (the "Shares") being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding Shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors may from time to time determine.

     All  Shares  have  equal  voting  rights  and,  when  validly   issued  and
outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. (See "Risk Factors - Control by the Principal Shareholder; No Cumulative Voting; and Possible Anti-Takeover Effects.") The Shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or cesstion of the Company, the holders of Shares are entitled to receive a pro rata share of the assets of the Company that are legally available for distribution to stockholders.

Transfer Agent

      ---------------------------------
      ---------------------------------
      ---------------------------------
     (------)--------------------------


                           PLAN OF DISTRIBUTION

     Shares covered by this Prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the Shares on the NASDAQ SmallCap
Market(TM) at prices and at terms then prevailing or in private sales at negotiated prices directly or through brokers. The selling shareholders and any underwriter, dealer or agent who participates in the distribution of the Shares may be deemed to be underwriters under the Securities Act of 1933, and any discount, commission or concession received by these persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholders against some liabilities arising under the Securities Act. Any broker-dealer participating in transactions as agent may receive commissions from the selling shareholders, and, if acting as agent for the purchaser of the Shares, from the purchaser.

     The selling shareholders will pay usual and customary brokerage fees. Broker-dealers may agree with the selling shareholders to sell a specified number of Shares at a stipulated price per share and, to the extent the broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire Shares as principal may then resell the Shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale, at market prices prevailing at the time of sale or at negotiated prices, and in connection with resales may pay to or receive from the purchasers of the Shares commissions as described above.

     We have advised the selling shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling shareholders and any affiliate. The selling shareholders have advised us that during the time as the selling shareholders may be engaged in the attempt to sell Shares registered under this Prospectus, they will:

* not engage in any stabilization activity in connection with any of the Shares;

* not bid for or purchase any of the shares or any rights to acquire the Shares, or attempt to induce any person to purchase any of the shares or rights to acquire the Shares other than as permitted under the Securities Exchange Act;

* not effect any sale or distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and

* effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.


     The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of Shares, may be deemed to be underwriting discounts and commissions under the Securities Act if the broker-dealers purchase Shares as principal. In order to comply with the securities laws of some states, if applicable, the Shares will be sold in some jurisdictions only through registered or licensed brokers or dealers. In some states, the Shares may not be sold unless the Shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. No sales may be made under this Prospectus after April ___, 2001 unless we amend or supplement this Prospectus to indicate that we have agreed to extend the period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the Shares offered under this Prospectus.


                           ERISA CONSIDERATIONS

     Persons who contemplate purchasing Shares on behalf of Qualified Plans are urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons.


                              LEGAL MATTERS

     Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C will pass upon the validity of Shares being offered by this Prospectus for the Company.


                                 EXPERTS

     The financial statements included in this Prospectus and in the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the period set forth in their report, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. There has been no change in accountants since our inception and there are no disagreements with our accountants on accounting and financial disclosure.

                         AVAILABLE INFORMATION

     As a result of these Shares being registered pursuant to the Prospectus and associated registration statement, the Company concurrently becomes subject to the informational and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Company annual (Form 10-KSB), quarterly (Form 10-QSB) and periodic material reports (Form 8-KSB) will become available (and accessible) as outlined below.

     Since our periodic reporting responsibility arose only concurrently with the date of this Prospectus, we have not yet filed any annual, quarterly or other special reports, proxy statements or any other information with the Securities and Exchange Commission beyond this registration statement. You may read and copy any document we do file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings will also be available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

     We have filed this registration statement on Form SB-2 with the Securities and Exchange Commission to register the offering of the shares of common stock offered pursuant to this Prospectus. This Prospectus is part of that registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our securities, you may refer to the registration statement and its exhibits and schedules as well as to the documents described below. You may review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission's website as described above.

     This Prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference. You may request a copy of these filings, at no cost, by writing to or calling Richard Evans, Mirenco, Inc., 206 May St., P.O. Box 343, Radcliffe, Iowa 50230, (800) 423-9903. You may also obtain information from our website at www.mirenco.com






                  [Balance of page left intentionally blank.]

                                                                APPENDIX I


                     PASSIVE INVESTORS WITH WARRANTS


     The following table represents Passive Investors in DPO known to us as of June 30, 2000. We anticipate this list will be modified from additions through July 30, 2000 as well as other editing. Such modifications will be subject of a Pre-Effective Amendment 1.

                                    Amount
                                 Beneficially
                                    Owned       Maximum
                                  Prior to      Amount   Percent of
Name of Beneficial Owner           Offering   to be Sold   Class
------------------------           --------   ----------   -----
21ST CENTURY TRADERS                 100         100      0.001%
50TH AVENUE INVESTMENT CLUB          200         200      0.002%
A-1 IMPROVEMENTS                     100         100      0.001%
BEA ABBAS                            200         200      0.002%
JANET ABBAS                          100         100      0.001%
TIMOTHY J ABBAS                      120         120      0.001%
DAVID M ABBAS & JOAN A ABBAS J/T     200         200      0.002%
BENJAMIN ABRAHAM                     500         500      0.004%
CRAIG ABRAHAM                        200         200      0.002%
CLINT J ACKERSON                     100         100      0.001%
ACKLEY INVESTMENT CLUB
PARTNERSHIP                          100         100      0.001%
WALTER D ADAM                        100         100      0.001%
CHARLES L AGAN & JANICE M AGAN
J/T                                  300         300      0.002%
TERRY L AHRENS & BONNIE K
AHRENS J/T                           400         400      0.003%
RICHARD J ALBRIGHT JR                300         300      0.002%
DANIEL J ALES & SHIRLEY M ALES
J/T                                  100         100      0.001%
WILLIAM D ALEXANDER                  100         100      0.001%
TODD ALEXANDER & MONIKA
ALEXANDER J/T                        300         300      0.002%
LYNN ALLBEE                          100         100      0.001%
BETTYANN H ALLEN                     100         100      0.001%
BRADLEY J ALLEN                      200         200      0.002%
ERNEST E ALLEN                       100         100      0.001%
ERIC J ALLEN & SHANNON M ALLEN
J/T                                  100         100      0.001%
SALVATOR F ALLEVATO                  200         200      0.002%
PATRICIA ALLGOOD &  MARLENE
SHELLEY J/T                          200         200      0.002%
RICHARD ALMOND & MARY ALMOND J/T     100         100      0.001%
DIANE ANDERSON                       100         100      0.001%
JEBEDIAH  W ANDERSON                 100         100      0.001%
LAVERNE R ANDERSON                  1,000       1,000     0.008%
ROBERT W ANDERSON                    100         100      0.001%
SANDRA K ANDERSON                    200         200      0.002%
MARK ANDERSON & LISA ANDERSON
J/T                                  200         200      0.002%
DANNY PETE ANDERSON & MARY JANE
ANDERSON J/T                         600         600      0.005%
TIMOTHY ANDERSON & MICHELLE
ANDERSON J/T                         400         400      0.003%
JAMES R ANDERSON & ROSANNE A
ANDERSON J/T                         400         400      0.003%
DOUGLAS  P ANDERSON & SUSAN J
ANDERSON J/T                         100         100      0.001%
DOUGLAS P ANDERSON & SUSAN J
ANDERSON J/T                         300         300      0.002%
RUSSELL ANDEWAY & SUSAN ANDEWAY
J/T                                  200         200      0.002%
LARRY R ANDRESS & CAROL L
ANDRESS J/T                          100         100      0.001%
BRIAN K ANDREW & CARRIE L
ANDREW J/T                          4,000       4,000     0.033%
TIMOTHY D ANDREWS                    100         100      0.001%
RAYMOND L ANDREWS &JACQUELINE
ANDREWS J/T                          400         400      0.003%
ANEKY INVESTMENT CLUB                200         200      0.002%
RALPH ALAN ANNEAR & MONICA ROSE
ANNEAR J/T                           100         100      0.001%
PATRICIA A ANNETT &  MARY J
RANDAL J/T                           200         200      0.002%
KIRK APPLEBY & CARILYN J
APPLEBY J/T                          500         500      0.004%
ROBERT APPLEGATE & DEBRA
APPLEGATE J/T                        100         100      0.001%
RALPH P ARENS                        500         500      0.004%
MARIONE ARNDT                        500         500      0.004%
VIRGIL V ARNS                        200         200      0.002%
DEAN L ARP                           200         200      0.002%
LYLA MATER'ON ARUM                   100         100      0.001%
HANS ARWINE & LAURIE ARWINE J/T      100         100      0.001%
JESS D ARWINE & MARILYN J
ARWINE J/T                           200         200      0.002%
CRAIG ASHBAUGH                       400         400      0.003%
STANLEY ASTELLE & JANET ASTELLE
J/T                                  300         300      0.002%
HAROLD AUKES & ROBERTA AUKES J/T     200         200      0.002%
JOHN D AUNAN                         100         100      0.001%
HAROLD AUTEN & SHELLI M AUTEN
J/T                                  100         100      0.001%
ROBERT AXDAHL & LORI AXDAHL J/T      150         150      0.001%
EVAN M BABCOCK                       100         100      0.001%
JAMES BACKUS                         400         400      0.003%
ARTHUR D BACON & SUSAN E BACON
J/T                                  100         100      0.001%
DONALD E BAIE & COLLEEN M BAIE
J/T                                  100         100      0.001%
DELORES A BAKER                      200         200      0.002%
GRETA E BAKER                        400         400      0.003%
MARY PETERS BAKER                   1,000       1,000     0.008%
BETTY BAKER & BERNIE KOZOSKY J/T     100         100      0.001%
DENNIS BAKER & DIANA BAKER J/T       100         100      0.001%
MIKE BAKER & STACIE BAKER J/T        100         100      0.001%
JOLEEN R BAKKEN & ERIK D BAKKEN
J/T                                  400         400      0.003%
KENNETH BALDWIN                      400         400      0.003%
KENNETH M BALDWIN                    600         600      0.005%
ROGER A BALDWIN & CAROLYN K
BALDWIN TIC                          200         200      0.002%
DONALD R BALL & ERIN K  BALL J/T     100         100      0.001%
DONALD R BALL & ERIN K BALL J/T      100         100      0.001%
ROGER BALLARD & MARY BALLARD J/T     100         100      0.001%
DOUGLAS A BALLARD SR & KATHLEEN
L BALLARD J/T                       1,000       1,000     0.008%
DAN L BALSLEY & CORRENA M
BALSLEY J/T                          600         600      0.005%
DON BANCROFT                         200         200      0.002%
MARY JO BANKS                        200         200      0.002%
MICHELLE M BANKS                     200         200      0.002%
NATHAN M BARFELS                     100         100      0.001%
KENNETH DALE BARFELS & SANDRA
LEE BARFELS J/T                      100         100      0.001%
JAMES I BARHITE & JUDY K
BARHITE J/T                          400         400      0.003%
JAYNE ANN BARNES                      50          50      0.000%
SUE BARNES                           100         100      0.001%
MARC D BARNHART                      100         100      0.001%
WILLIAM R BARNHART                   200         200      0.002%
CURTIS WAYNE BARRETT                 300         300      0.002%
ROBERT L BARRETT & JANET E
BARRETT J/T                          100         100      0.001%
ROBERT H BASSETT & BONNIE
BASSETT J/T                          100         100      0.001%
MERLE K BATES                        100         100      0.001%
JEFFREY ALLEN BAUER & SANDRA
LYNN BAUER J/T                       100         100      0.001%
JAN C BAUMANN & MICHELLE ANN
BAUMANN J/T                          100         100      0.001%
JAMES R BAYSE                        100         100      0.001%
JOANN BAYSINGER & JIM BAYSINGER
J/T                                  200         200      0.002%
PAUL V BEADLE & MARLENE B
BEADLE J/T                           250         250      0.002%
WILLIAM BEARDMORE & DIANNE
BEARDMORE J/T                       2,200       2,200     0.018%
JACOB A BEARDSLEE & JANIE K
BEARDSLEE J/T                         5           5       0.000%
NOAH P BEARDSLEE & JANIE K
BEARDSLEE J/T                         5           5       0.000%
CONNIE S BECK                        200         200      0.002%
BRUCE BECK & DIANE BECK J/T          100         100      0.001%
LARRY M BECKER & ALANA F BECKER
J/T                                  100         100      0.001%
C ALAN BEDDOW                        100         100      0.001%
MICHAEL L BEEMER                      20          20      0.000%
AARON BEIK                           200         200      0.002%
E ROBERT BEJCEK & JUDY BEJCEK
J/T                                  100         100      0.001%
DAVID TODD BELL                      400         400      0.003%
MARY ANN BELLVILLE & DEAN D
BELLVILLE J/T                        100         100      0.001%
JAMES BELZER & BEVERKY BELZER
J/T                                  600         600      0.005%
JOHN BEMER                           100         100      0.001%
DENNIS C BENBOW &ROBBON J
BENBOW J/T                           100         100      0.001%
CAROL BENESH                         200         200      0.002%
BRUCE A BENNETT                      100         100      0.001%
MARK BENNETT                         900         900      0.007%
ROBERT E BENNETT & BETTIE L
BENNETT J/T                          200         200      0.002%
STEPHEN EDWARD BENNETT & JUDY
ANN BENNETT J/T                     1,000       1,000     0.008%
JERRY BENNETT & LOIS BENNETT J/T     200         200      0.002%
BARTON L BENNING & MARY L
BENNING J/T                          200         200      0.002%
MARK BERENS                          200         200      0.002%
PAULETTE F BERGER                    500         500      0.004%
JAMES A BERGESON                     200         200      0.002%
HAROLD BERGMAN & ROULINE
BERGMAN J/T                           50          50      0.000%
RICK BERGTHOLD                       300         300      0.002%
LIBIER BERMUDEZ                       20          20      0.000%
WAYNE A BERRETT & MILLIE R
BERRETT J/T                          100         100      0.001%
RONALD E BERRETT & REBECCA S
BERRETT J/T                          100         100      0.001%
BETTY M BERRY                        500         500      0.004%
DAN BERRY & ANNE BERRY J/T           200         200      0.002%
NATHAN BEVING                       1,000       1,000     0.008%
KATHLEEN L BICE                      100         100      0.001%
DONALD BIDWELL                       500         500      0.004%
NORMA J BIEGGER                      100         100      0.001%
JAMES F BIEGGER & DEBORAH S
BIEGGER J/T                          100         100      0.001%
JAMES A BIEGGER & KAREN M
BIEGGER J/T                          100         100      0.001%
HAROLD E BIENFANG                    300         300      0.002%
TOM BILLHEIMER & LINDA
BILLHEIMER J/T                       100         100      0.001%
RYAN BILLHEIMER & SHANNON
BILLHEIMER J/T                       100         100      0.001%
MARY J BJELLAND                       20          20      0.000%
DONALD L BJELLAND & DENISE M
BJELLAND J/T                         200         200      0.002%
DELL BLAIR                          1,400       1,400     0.011%
GLENN G BLAIR                       1,000       1,000     0.008%
TRENT BLAIR                          100         100      0.001%
RICK BLINT & KATHY BLINT J/T         100         100      0.001%
ERMA V BLOME                         200         200      0.002%
HAROLD BLOME                         200         200      0.002%
CAROL A BLOME & DEAN F BLOME J/T      20          20      0.000%
JULIE A BLUNT                       2,000       2,000     0.016%
JULIE A BLUNT & JEFFREY DALE
BLUNT J/T                            200         200      0.002%
JULIE A BLUNT & JENNA LEA BLUNT
J/T                                  200         200      0.002%
MICHAEL K BOBO                       200         200      0.002%
MARK BOCKWOLDT                      1,000       1,000     0.008%
DENNIS J BOECKENSTEDT & LORI A
BOECKENSTEDT J/T                     200         200      0.002%
MARK BOEKE & KATHY BOEKE J/T        1,000       1,000     0.008%
ERWIN BOEKE & LILLIAN BOEKE J/T      100         100      0.001%
DALE F BOES                          105         105      0.001%
CHARLES WILLIAM BOLEN                200         200      0.002%
TAMI K BOLTE                         100         100      0.001%
DONNIE J BOND                        200         200      0.002%
JOAN M BONNER                        100         100      0.001%
JOHN L BONNER & LEONA BONNER J/T     100         100      0.001%
DARRELL E BOOK & JOYCE L BOOK
J/T                                  200         200      0.002%
DARRELL DEAN BOOTH                   200         200      0.002%
CAMILLA E BORMANN                    100         100      0.001%
PAUL D BORMANN                       200         200      0.002%
ARTHUR W BORTON & DONNA K
BORTON J/T                          1,000       1,000     0.008%
CRAIG BORWICK & SHELIA BORWICK
J/T                                 1,200       1,200     0.010%
KENNETH L BOSS & JEAN M BOSS J/T     100         100      0.001%
WAYNE BOSS & MARY BOSS J/T           400         400      0.003%
ANSIE M BOUWER                      1,000       1,000     0.008%
STEPHEN T BOWERS & JENNY L
BOWERS J/T                           800         800      0.007%
STEPHEN T BOWERS JENNY L BOWERS
J/T                                  100         100      0.001%
STEVEN BOWMAN                        300         300      0.002%
THOMAS L BOYD                       2,000       2,000     0.016%
DOUGLAS F BOYLER & CAROL
BOYLER  J/T                          100         100      0.001%
DEBRA K BRADY                        100         100      0.001%
CHRISTOPHER J BRAGA                  100         100      0.001%
JAMES D BRAGA & CAROLYN M BRAGA
J/T                                  100         100      0.001%
BRYAN BRANDERHORST & DEBRA
BRANDERHORST J/T                     400         400      0.003%
RON BRANDERHOST  SHARON
BRANDERHORST J/T                     400         400      0.003%
ROX J BRANDSTATTER                   200         200      0.002%
VIRGIL A BRANDT                      200         200      0.002%
LEROY BRANDT & LYNNE BRANDT J/T      500         500      0.004%
BRETT L BRASS & ELINOR A BRASS
J/T                                 1,000       1,000     0.008%
DOUGLAS J BRASS & PENNY S BRASS
J/T                                  400         400      0.003%
BERNARD C BRECHT                     200         200      0.002%
JACKSON P BREEN FBO TERRY
LEEPER CUST                          200         200      0.002%
TERRY A BREIER & ANNETTE M
BREIER J/T                           100         100      0.001%
CRAIG R BREMNER                      100         100      0.001%
DAVID L BRENNECKE                    400         400      0.003%
FRANK BRENNECKE                     2,800       2,800     0.023%
FRANK BRENNECKE & DANIEL F
BRENNECKE J/T                        100         100      0.001%
FRANK BRENNECKE & DOUGLAS
BRENNECKE J/T                        100         100      0.001%
FRANK BRENNECKE & ELAINE J
BRENNECKE J/T                        100         100      0.001%
FRANK BRENNECKE & JACKIE
BRENNECKE J/T                        100         100      0.001%
FRANK BRENNECKE & JANITA ABBAS
J/T                                  100         100      0.001%
FRANK BRENNECKE & JEANIE COOK
J/T                                  100         100      0.001%
DANIEL F BRENNECKE & SANDY
BRENNECKE J/T                        200         200      0.002%
KENNETH E BREON & JACQUELINE A
BREON J/T                            100         100      0.001%
TED A BREWER & KAREN BREWER          250         250      0.002%
BONNIE BRIAN & BILL BRIAN J/T        100         100      0.001%
BRICKS STICKS & WIRE 42-1503381      100         100      0.001%
BRENT A BRIGGS                       100         100      0.001%
ERNEST C BRIM & ALYCE A BRIM J/T     100         100      0.001%
PAUL (HANS) R BRINKMEYER             500         500      0.004%
CHRIS BRINKMEYER & CHRIS
BRINKMEYER J/T                       100         100      0.001%
CHARLES A BRINKMEYER & MARILYN
BRINKMEYER J/T                       400         400      0.003%
GRANT C BRINTNALL                    100         100      0.001%
DAVID BRONNER & JUDITH BRONNER
J/T                                  100         100      0.001%
GRAIG BROOKHART                      100         100      0.001%
JOSEPH BROOKSHIRE                    200         200      0.002%
CHARLES DEAN BROWER                 1,000       1,000     0.008%
MARY JUNE BROWER                     200         200      0.002%
CHARLENE BROWN                       200         200      0.002%
DOROTHY J BROWN                      200         200      0.002%
GEORGE J BROWN                       100         100      0.001%
JAMES G BROWN                        100         100      0.001%
VELMA R BROWN                        300         300      0.002%
WILLIAM J BROWN                      100         100      0.001%
CHARLENE A BROWN & JERRY L
BROWN J/T                            300         300      0.002%
ALLEN R BROWN & PATRICIA K
BROWN J/T                            100         100      0.001%
JAMES BROWN & TONI BROWN J/T         100         100      0.001%
JAMES A BRUCH                        200         200      0.002%
ALLISON R BRUMMEL                    100         100      0.001%
LARRY C BRUMMEL                      100         100      0.001%
RACHAEL M BRUMMEL                    100         100      0.001%
LARRY BRUMMEL & MARIA BRUMMEL
J/T                                  600         600      0.005%
STEVEN R BRUNS & KAREN BRUNS J/T     400         400      0.003%
RICHARD L BRUNS & ROBERT L
BRUNS J/T                           1,000       1,000     0.008%
KENT BRUNS & SUZANNE BRUNS J/T       100         100      0.001%
KEITH BRUNT                          100         100      0.001%
KIMBERLY A BRYAN                     100         100      0.001%
ROGER G BRYAN                        400         400      0.003%
TABITHA BRYAN                        100         100      0.001%
KELLY BRYAN & LORI BRYAN J/T         100         100      0.001%
TODD BUCHANAN                       1,000       1,000     0.008%
JASON BUCK & EMILY BUCK J/T          200         200      0.002%
GARY B BUCK & JULI A BUCK J/T       1,400       1,400     0.011%
JACQUELINE R BUCKINGHAM              100         100      0.001%
LUCAS BUETTNER                       200         200      0.002%
RODNEY BUHR                          400         400      0.003%
SCOTT BUITENWERF                     400         400      0.003%
CRAIG BUITENWERF & JUDY
BUITENWERF J/T                       400         400      0.003%
SHANE BULTEN                         100         100      0.001%
JOHN BUMAN II                        140         140      0.001%
BRIAN E BURESH                       100         100      0.001%
THERESA BURKE                        100         100      0.001%
KERRY L BURMEISTER & KERI L
BURMEISTER J/T                       200         200      0.002%
MARGARET R BURNS                     500         500      0.004%
MARK BUSKOHL & NANCY BUSKOHL J/T    1,000       1,000     0.008%
RICHARD J BUSTA                      100         100      0.001%
LOIS C BUTE                          500         500      0.004%
TERESA L BUTLER                      100         100      0.001%
BILL J BUTLER & KATHLEEN A
BUTLER J/T                           500         500      0.004%
HAROLD M BUTZLOFF                   1,000       1,000     0.008%
BRYAN BYRD & JENNIFER BYRD J/T       200         200      0.002%
JOHN EDWARD CAHILL & PATRICA L
CAHILL J/T                           200         200      0.002%
CURTIS CAIN                          100         100      0.001%
LARRY R CAMERON & DONNA F
CAMERON J/T                          100         100      0.001%
ARDICE CAMMACK                       100         100      0.001%
LARRY EDWIN CAMPBELL                 300         300      0.002%
RUSSELL B CAMPBELL                  1,000       1,000     0.008%
STEPHEN R CAMPBELL                   100         100      0.001%
RONALD D CAMPBELL & LORI L
CAMPBELL J/T                         200         200      0.002%
RICK S CANEDO & LISA A CANEDO
J/T                                  100         100      0.001%
ELAINE PHELPS CAPEK                  200         200      0.002%
CAPITAL STREET INVESTORS             100         100      0.001%
NEAL A CARAWAY                       100         100      0.001%
MIKE CARD                             30          30      0.000%
RHONDA CARD                           30          30      0.000%
WALTER M CARL                        800         800      0.007%
E HERBERT CARLSON                   1,000       1,000     0.008%
STEVEN CARLSON                       200         200      0.002%
WENDELL R CARLSON                    400         400      0.003%
ROBERT M CARLSON & CINDY M
CARLSON J/T                          100         100      0.001%
SCOTT M CARNAHAN & BRENDA LEE
CARNAHAN J/T                         100         100      0.001%
GRANT M & KYLE B & MARGAR
CARNAHAN J/T                         120         120      0.001%
JUDY ANN CAROLAN                     600         600      0.005%
GARY M CARPENTER & JEAN
CARPENTER J/T                        100         100      0.001%
KENNETH G CARR & JOAN V CARR J/T     200         200      0.002%
CHRISTINE CARSON                     200         200      0.002%
ROBERT M CARSON                      200         200      0.002%
EVERETTE C CARSON & BRIAN J
CARSON J/T                           100         100      0.001%
EVERETTE C CARSON & DENNIS R
CARSON J/T                           100         100      0.001%
ARLO CARSON & JOY CARSON J/T        2,000       2,000     0.016%
EVERETTE C CARSON & LOLA J
CARSON J/T                           100         100      0.001%
BRIAN J CARSON & SHARON A
CARSON J/T                           500         500      0.004%
EVERETTE C CARSON & STEVEN C
CARSON J/T                           100         100      0.001%
ALTON B CARSRUD & DELORIES J
CARSRUD J/T                          200         200      0.002%
DUANE CARSTENS                       100         100      0.001%
PHYLLIS A CASSEL & ROBERT J
CASSEL J/T                           100         100      0.001%
MARJORIE L CASTAGNOLI &
LAWRENCE M CASTAGNOLI J/T            200         200      0.002%
DEBORAH K CASTILLO                   100         100      0.001%
DANIEL J CASTLE                      400         400      0.003%
WARREN H CATERON & PATRICIA A
CATERON J/T                          200         200      0.002%
WARREN CATERON & PATRICIA
CATERON J/T                          100         100      0.001%
CHAD CEARLEY                         100         100      0.001%
FRANKLIN CEARLEY                     300         300      0.002%
CEDE & CO                           82,100      82,100    0.672%
MICHAEL J CELANIA & DIANA L
CELANIA J/T                          100         100      0.001%
EDWIN P CHAMBERLIN & CHARLEEN A
CHAMBERLIN J/T                       100         100      0.001%
JACK L CHAMBERS                     2,000       2,000     0.016%
BRUCE J CHAMBERS & KAREN S
CHAMBERS J/T                         400         400      0.003%
DIANE CHAMBERS & ROBERT
CHAMBERS J/T                         200         200      0.002%
BRUCE R CHANEY                       500         500      0.004%
PANSIE CHAPMAN                       100         100      0.001%
CLINTON D CHAPMAN & LESLIE D
CHAPMAN J/T                          400         400      0.003%
TERRY W CHAPMAN JERRY W CHAPMAN
J/T                                  120         120      0.001%
DEAN R ROGERS CHARLENE J/T           100         100      0.001%
ROBERT A CHARLESTON & CATHY C
CHARLESTON J/T                       400         400      0.003%
DONALD L CHEENEY & RACHEL
CHEENEY J/T                          400         400      0.003%
MARY J CHEVILLE                      200         200      0.002%
DAVID C CHRISTENSEN                  200         200      0.002%
MAX T CHRISTENSEN & KATHIE L
CHRISTENSEN J/T                      100         100      0.001%
CHAD CHRISTIANSON & NICOLE
CHRISTIANSON J/T                     100         100      0.001%
BYRON CHURCH & KATHLEEN CHURCH
J/T                                  100         100      0.001%
DEAN C CHURCHILL                     300         300      0.002%
DENNIS CINKI & JANICE CINK J/T       200         200      0.002%
DALLAS CIZEK                         200         200      0.002%
CHRISTOPHER KELLY CLARK             1,000       1,000     0.008%
RICKY LYNN CLARK                     400         400      0.003%
TIMOTHY B CLARK                      100         100      0.001%
RICHARD CLARK & LEROY D CLARK
J/T                                  200         200      0.002%
JOHN J CLARK & LORRAINE F
CLARKE J/T                           100         100      0.001%
ML CLARK & MARLENE CLARK J/T         500         500      0.004%
JEFFREY LEE CLARK & TAWNY C
CLARK J/T                            100         100      0.001%
TRENT CLAUDE                         100         100      0.001%
MIKE CLAUSEN & SCOTT BURRICHTER
J/T                                  100         100      0.001%
DONALD C CLAUSON                     100         100      0.001%
JACK E CLEAVELAND                    100         100      0.001%
DAVID CLINKINBEARD & JULIE
CLINKINBEARD J/T                     100         100      0.001%
THOMAS C CLINTON                     100         100      0.001%
CLINTON NATIONAL BANK TTEE MED
ASSOC 401K-VIDAL D                   200         200      0.002%
CLINTON NAT'L BK TR MED ASSO
401K-VIDAL 7/01/89                   200         200      0.002%
DEWITT CLOCK & JOAN CLOCK J/T        600         600      0.005%
COLE R COBB                          100         100      0.001%
JAMES C COCKERHAM                    200         200      0.002%
MICHAEL J COCKERHAM                  400         400      0.003%
RAYMOND L COCKERHAM & HELEN R
COCKERHAM TENCOM                     200         200      0.002%
BARBARA J COFFIN & LARRY M
COFFIN J/T                           100         100      0.001%
JASON MATTHEW COGDILL                100         100      0.001%
RONALD L COLLUM & VICKI L
COLLUM J/T                           200         200      0.002%
BERNIE L COLWILL & SHERRYL A
COLWILL J/T                          200         200      0.002%
JOHN D COMBELLICK & CINDY J
DVORAK J/T                           600         600      0.005%
DONNA M CONAWAY                      200         200      0.002%
JOHN A CONAWAY                       200         200      0.002%
BRIAN J CONNICK & CARI L
CONNICK J/T                          200         200      0.002%
ORVETTA C CONRAD TR UDT
08-06-1999                           100         100      0.001%
KENNETH L CONVERSE & KARNA J
CONVERSE J/T                         300         300      0.002%
BOB CONYERS & RICHARD L SCHLEIS
PARTNERSHIP                          100         100      0.001%
ROBERT CONYERS & RICHARD
SHCLEIS J/T                           50          50      0.000%
RICHARD L COOK & BARBARA J
COOK J/T                             100         100      0.001%
WILLIAM P COOK & LYNNETTE V
COOK J/T                             100         100      0.001%
JERRY LEE & LOUISE L COOK &
RITCHIE DEAN THORNBURG J/T           100         100      0.001%
STEPHEN M CORBER                     200         200      0.002%
BRIAN A CORCORAN                     300         300      0.002%
NANCY E CORNELL & MELODY L
CORNELL J/T                          100         100      0.001%
PAUL A CORY & CATHY M CORY J/T       400         400      0.003%
VIOLET L COSGROVE                    100         100      0.001%
DIANE K COURTNEY                     400         400      0.003%
LYLE J COVINGTON                    1,000       1,000     0.008%
DOUGLAS L COWAN                     1,000       1,000     0.008%
DONALD L COWEN                       200         200      0.002%
TASHA M COWLES                       400         400      0.003%
HOWARD L COX                         400         400      0.003%
SUSAN COY                            100         100      0.001%
DONNARAE CRANSTON                    100         100      0.001%
LARRY CRANSTON                      1,500       1,500     0.012%
WALLACE F CRAWFORD                   100         100      0.001%
RANDY C CRAWFORD & BLAKE R
CRAWFORD TENCOM                     2,000       2,000     0.016%
RONALD L CRAWFORD & DIANNE L
CRAWFORD J/T                         800         800      0.007%
NORMAN K CRETSINGER & JANET M
CRETSINGER J/T                       500         500      0.004%
KRISTIN J CRIM                       200         200      0.002%
JOHN P CRONIN                        200         200      0.002%
PATRICK J CRONIN                     200         200      0.002%
NORMA JEAN CROOK                     200         200      0.002%
RICHARD L CROSSER & CAROLYN J
CROSSER J/T                          200         200      0.002%
MATTHEW T CROUSE & DIANE K
CROUSE TIC                           100         100      0.001%
BART CROUSE & MICHELE CROUSE J/T     100         100      0.001%
TROY CUMMINS & LESHIA CUMMINS
J/T                                  200         200      0.002%
BRYCE A CUNNINGHAM                   200         200      0.002%
MICHAEL G CUPPLES & SHERYL L
CUPPLES J/T                          100         100      0.001%
CELIA CURRY                          100         100      0.001%
JACK J DACK & TWILLA W DACK J/T      100         100      0.001%
MILDRED E DAGIT & WILLIAM C
DAGIT J/T                            200         200      0.002%
DAVE J DAHLGREN & KATHY
DAHLGREN J/T                         100         100      0.001%
MARILYN M DALESKE                    100         100      0.001%
GERALD W DALLY                       100         100      0.001%
JANE A DANIELS                       100         100      0.001%
JON DANIELSON & MICHELLE
DANIELSON J/T                       1,000       1,000     0.008%
MARK L DASCHNER & KAREY A
DASCHNER J/T                         100         100      0.001%
TIM DAVENPORT                        100         100      0.001%
JENNIE L DAVIDSON                    300         300      0.002%
STUART B DAVIDSON & LORI
DAVIDSON J/T                         200         200      0.002%
CYNTHIA ANGELINE DAVIS               500         500      0.004%
SCOTT A DAVIS & SANDRA J DAVIS
J/T                                  200         200      0.002%
H DEAN DAWSON & LAURA L DAWSON
J/T                                  400         400      0.003%
KATHLEEN W DAY                       200         200      0.002%
VERL E DAY & CYNTHIA DAY J/T         200         200      0.002%
HARVEY J DE BOER & DELORES DE
BOER J/T                             200         200      0.002%
DAVID R DEARINGER & SHANEL
DEARINGER J/T                        400         400      0.003%
KENNETH H DEBNER                     400         400      0.003%
HARVEY J DEBOER & DELORES C
DEBOER J/T                           100         100      0.001%
HARLAN J DEBOER & MICHELE K
DEBOER J/T                           100         100      0.001%
BARBARA E DEGEEST                    100         100      0.001%
PAUL R DEGEEST & BENHJAMIN
GREGORY DEGEEST J/T                  100         100      0.001%
DAVID L DEHASS                       100         100      0.001%
DAVID T DEHASS & YVONNE L
DEHASS J/T                           120         120      0.001%
MARJORIE P DEHNING                   100         100      0.001%
GREGORY DEJONG & BONNIE DEJONG
J/T                                 10,000      10,000    0.082%
ROBIN R DELAGARDELLE                 100         100      0.001%
NORMAN T DELAGARDELLE & LINDA M
DELAGARDELLE J/T                     100         100      0.001%
B L DELFFS & M A DELFFS J/T          100         100      0.001%
RICK A DENGLER                       200         200      0.002%
RICKY C DENTON & MARY L DENTON
J/T                                  100         100      0.001%
ROY A DENZLER JR & MARGARET A
DENZLER J/T                          500         500      0.004%
DAVID D DERFLINGER & TERRI L
DERFLINGER J/T                       200         200      0.002%
W RICHARD DEWEIN & YVONE G
DEWEIN J/T                           100         100      0.001%
ROBERT G DEYEN & MARCIA F DEYEN
J/T                                  100         100      0.001%
LARRY DEZEEUW & REBECCA DEZEEUM
J/T                                  500         500      0.004%
FRANK H DIERENFELD                   200         200      0.002%
THOMAS D DILTZ & KAREN K DILTZ
TIC                                  200         200      0.002%
LAWRENCE A DISNEY & DEBRA J
DISNEY J/T                           400         400      0.003%
DOAK MARKETING INC                   900         900      0.007%
DANIEL H DOBBIN                      200         200      0.002%
DOUGLAS BRUCE DODD & RUTH
REBECCA DODD J/T                     400         400      0.003%
LOWELL E DOERDER & MARY A
DOERDER J/T                         1,000       1,000     0.008%
LESTER G DOERING                     500         500      0.004%
LARRY DOERING & LYNN DOERING J/T     400         400      0.003%
JOHN E DOHLMAN & LOUISE K
DOHLMAN J/T                          100         100      0.001%
ALFRED DONAHUE & SANDRA DONAHUE
J/T                                  200         200      0.002%
DONALDSON LUFKIN & JENRETTE
SECURITIES CORP                     1,000       1,000     0.008%
SCOTT DONOVAN                        100         100      0.001%
KEVIN D DORRINGTON & TERRI H
DORRINGTON                           250         250      0.002%
ADRIAN K DORSMAN & ALBERTA J
DORSMAN J/T                          400         400      0.003%
RYAN DOSCHADIS                       100         100      0.001%
FLOYD DOTY & JEAN DOTY J/T           400         400      0.003%
NORMA DOUGLAS & MARTIN DOUGLAS
J/T                                  400         400      0.003%
DONALD J DOYLE & TARA L DOYLE
J/T                                  850         850      0.007%
EDWIN A DRAKE                       1,000       1,000     0.008%
ROBERT C DRAKE & JILL DRAKE J/T      100         100      0.001%
KIRSTEN R DRALLE                     100         100      0.001%
BRIAN J DREES & MELINDA J DREES
J/T                                  150         150      0.001%
RON D DREITH & CONNIE L DREITH
J/T                                  100         100      0.001%
ROD L DREXLER & MAUREEN E
DREXLER J/T                          800         800      0.007%
JOANNE DRISCOLL                      100         100      0.001%
WAYNE W DUCOMMUN & GERALDINE R
DUCOMMUN J/T                         100         100      0.001%
CARL M DUDDEN                         20          20      0.000%
JOAN C DUDEK                         200         200      0.002%
LLOYD DUFFE & NIDIA DUFFE J/T        900         900      0.007%
STEVEN P DUFFY & JILL L DUFFY
J/T                                  200         200      0.002%
HAROLD LEE DUHN & JULIE ANN
DUHN J/T                             100         100      0.001%
MARK K DUHR                          400         400      0.003%
WAYNE DULANEY                        100         100      0.001%
DENNIS L DUNCAN & JEANETTE E
DUNCAN J/T                           200         200      0.002%
RONALD DUNSBERGER & JULIE ANNE
DUNSBERGER J/T                       100         100      0.001%
JAMES D DURELL & BARBARA A
DURELL J/T                           200         200      0.002%
MARJORIE DUTCHIK & RAYMOND
DUTCHIK J/T                          200         200      0.002%
GLEN M DUTLER & IONA E DUTLER
J/T                                  300         300      0.002%
KRANTZ R DVERG TR OF THE R
DVERG KRANTZ REV TR                  400         400      0.003%
MICHAEL S DWYER & MARGO S DWYER
J/T                                  100         100      0.001%
MARION DYKSTRA & RUTH DYKSTRA
J/T                                  500         500      0.004%
MARGARET E EBEL                      100         100      0.001%
THOMAS EBERLE & MARY EBERLE J/T      100         100      0.001%
PAUL EBERLINE & JANET EBERLINE
J/T                                  100         100      0.001%
RICHARD EBERS & ARLA MAE EBERS
J/T                                  200         200      0.002%
JOEL R ECKMAN & JUDY O ECKMAN
J/T                                  400         400      0.003%
CRAIG L EDGERTON                     100         100      0.001%
JEFF L EDLER                         100         100      0.001%
EDWARD D JONES & CO CUST FBO
STEVEN K CROW                       2,000       2,000     0.016%
SCOTT K EDWARDS & KIMBERLY R
EDWARDS J/T                          200         200      0.002%
RONALD E EDWARDS & SUSAN  K
EDWARDSJ/T                           200         200      0.002%
RONALD E EDWARDS & SUSAN K
EDWARDS J/T                          200         200      0.002%
CHUCK EHREDT                         200         200      0.002%
SCOTT EHREDT                         200         200      0.002%
DALE J EICHENBERGER & MARILYN
SUE EICHENBERGER J/T                 200         200      0.002%
RICHARD EILBERT & TONI EILBERT
J/T                                  600         600      0.005%
IRVIN EILERS                         100         100      0.001%
RANDY J EILERS                       600         600      0.005%
JAMES G EISCHEID & JEANNETTE M
EISCHEID J/T                         300         300      0.002%
GARY EISCHEN & KAREN EISCHEN J/T     100         100      0.001%
JOHN J EITEL & PATRICIA M EITEL
J/T                                  200         200      0.002%
MARVIN E ELGIN & ELLA JEANE
ELGIN J/T                            200         200      0.002%
BARBARA D ELKIN                      100         100      0.001%
ARLAN ELLER & DARLYS ELLER J/T       100         100      0.001%
HOMER ELLER & ELAINE ELLER J/T       200         200      0.002%
SHELIA ELLER & JIM ELLER J/T         100         100      0.001%
KYLE A ELLER & TONI R ELLER J/T      300         300      0.002%
DALLAS ELLINGSON & LORI
ELLINGSON J/T                        200         200      0.002%
LEO VAN ELSWYK & RUTH ANN VAN
ELSWYK J/T                           100         100      0.001%
RALPH C ELWICK & MARY ELWICK J/T     200         200      0.002%
MARK A EMERSON & LUANN L
EMERSON J/T                          100         100      0.001%
LARRY E ENDRES                       100         100      0.001%
ARLENE M ENGELBY                      40          40      0.000%
ARLENE M ENGELBY & BENNIE U
ENGELBY J/T                           20          20      0.000%
JESSICA L ENGELBY & BENNIE U
ENGELBY J/T                           5           5       0.000%
PATRICK J ENGELBY & BENNIE U
ENGELBY J/T                           5           5       0.000%
ARLENE M ENGELBY & BRAD L
ENGELBY J/T                           20          20      0.000%
JOSHUA A ENGELBY & BRAD L
ENGELBY J/T                           5           5       0.000%
ARLENE M ENGELBY & DARCIE R
JASS J/T                              20          20      0.000%
ARLENE M ENGELBY & DEANNA M
ENGELBY J/T                           20          20      0.000%
ARLENE M ENGELBY & JANIE K
BEARDSLEE J/T                         20          20      0.000%
ARLENE M ENGELBY & JULIE B
ENGELBY J/T                           20          20      0.000%
ARLENE M ENGELBY & TIMOTHY T
ENGELBY J/T                           20          20      0.000%
ARLENE M ENGELBY & TRACIE J
ENGELBY J/T                           20          20      0.000%
KEVIN ENGELKING                      400         400      0.003%
MARY F ENGELKING                     400         400      0.003%
MARY F ENGELKING & KEVIN
ENGELKING J/T                        200         200      0.002%
MARY F ENGELKING & ROBIN M
REKERS J/T                           200         200      0.002%
TRAVIS DOUGLAS ENGELSON              100         100      0.001%
LARRY D ENGELSON & JEAN
ENGLESON J/T                         120         120      0.001%
ASHLEY V ENTENZA & CAROL A
MURPHY J/T                           100         100      0.001%
T ADAM ENTENZA & CAROL A MURPHY
J/T                                  100         100      0.001%
JOAN ERICKSON                        200         200      0.002%
JOE J ERNST                          200         200      0.002%
JEROME L ERRTHUM & MARLENE M
ERRTHUM J/T                          200         200      0.002%
EUGENE ESLINGER & BARBARA
ESLINGER J/T                         800         800      0.007%
ESMANN PROPERTIES-VIRGIL THOMAS
RILEY TR                            2,000       2,000     0.016%
GORDON L ESPELUND & RUTH-ANNE
ESPELUND J/T                         500         500      0.004%
M JOE ETCHINGHAM                     200         200      0.002%
MICHAEL ETCHINGHAM                    50          50      0.000%
ROBERT ETTER                         400         400      0.003%
ROBERT D ETTER & BECKY L ETTER
J/T                                 1,600       1,600     0.013%
ROBERT L ETTER & MINNIE L E
ETTER J/T                            400         400      0.003%
R D LEE EVANS                        500         500      0.004%
DAVID W EVANS & LYNETTE EVANS
J/T                                  100         100      0.001%
RICHARD EVERHART & SHIRLEY A
EVERHART J/T                         100         100      0.001%
DREW EWING                           200         200      0.002%
TEDDY L EWING & JUDY A EWING J/T     200         200      0.002%
EWING FAMILY FARMS LC               1,000       1,000     0.008%
JANICE W FABER                       100         100      0.001%
KEVIN G FAES & SUSAN J FAES J/T      400         400      0.003%
JAMES W FAHEY                        200         200      0.002%
IRVIN BUD FAIR & TERESA FAIR J/T     100         100      0.001%
J EDWARD FARIS & MARY FARIS J/T      400         400      0.003%
FARRELL PROPERTIES INC              1,000       1,000     0.008%
MARK S FEAKER & ERIN C FEAKER
J/T                                  100         100      0.001%
RICHARD D FEENSTRA & PAMELA
FEENSTRA J/T                         100         100      0.001%
ROBERT L FERGESON & MARY G
FERGESON J/T                         400         400      0.003%
JERRY J FERSTL & JERRI LYNN
FERSTL J/T                           100         100      0.001%
MIKE A FERTIG & KATHRYN J
FERTIG J/T                           100         100      0.001%
JOHN SCOTT FEYERHERM                 200         200      0.002%
KURT A FIDDELKE & NORMA P
FIDDELKE J/T                         100         100      0.001%
WILLIAM J FIELDS & MARY JANIS
FIELDS J/T                           200         200      0.002%
SHARON K FILLMORE                    100         100      0.001%
FIRST AVENUE LIMITED CO              100         100      0.001%
JOHN M FISHER & LYNETTE L
FISHER J/T                           100         100      0.001%
HAROLD FISTLER & CECELIA
FISTLER J/T                          200         200      0.002%
THOMAS A FITZGERALD                 1,000       1,000     0.008%
ANGELA M FITZGERALD & MARY JO
TUNGESVIK J/T                         20          20      0.000%
CATHERINE E FITZGERALD & MARY
JO TUNGESVIK J/T                      20          20      0.000%
CHARLES M FITZGERALD & MARY JO
TUNGESVIK J/T                         20          20      0.000%
JAMES P FITZGERALD & MARY JO
TUNGESVIK J/T                         20          20      0.000%
THERESA A FITZGERALD & MARY JO
TUNGESVIK J/T                         20          20      0.000%
MABEL FLAIG & TAMARA FLAIG J/T       100         100      0.001%
SHARON FLETCHALL                     100         100      0.001%
CHRIS FLETCHALL & TINA
FLETCHALL J/T                        200         200      0.002%
GEORGE W FLICK & ANNETTE R
FLICK J/T                            100         100      0.001%
JIMMY L FLOWERS                      100         100      0.001%
MICHELLE FLYNN                       200         200      0.002%
JOHN W FOLEY & RITA K FOLEY J/T      100         100      0.001%
DONALD H FOLKERS                     100         100      0.001%
ROBERT L FORBES & ZAIDEE I
FORBES J/T                           100         100      0.001%
DANNY FOREMAN & DOTTIE FOREMAN
J/T                                  200         200      0.002%
DANNY  D FOREMAN & DOTTIE
FOREMAN J/T                          200         200      0.002%
MICHAEL J FORRET & JANE E
KELLY-FORRET J/T                     800         800      0.007%
MARGARET F FOSSEEN & MARCY
CHAUSSEE J/T                         100         100      0.001%
EUGENE F FRAME & EVELYN M FRAME
J/T                                  400         400      0.003%
JUDY A FRANA                         100         100      0.001%
HAROLD D FRANCIS & JOANNA L
FRANCIS J/T                          100         100      0.001%
KURT FRANK & LISA FRANK J/T          100         100      0.001%
JEFF A FRANK & SHAMAYNE M FRANK
J/T                                  200         200      0.002%
DONALD E FRANK JR & JANET J
FRANK J/T                            300         300      0.002%
DONALD P FRANKL                      200         200      0.002%
CASS FRANKLIN                       2,000       2,000     0.016%
PAMELA SUE FRANKVILLE                100         100      0.001%
JAMES DEAN FRANZEN                   200         200      0.002%
SUZANNE M FREDREGILL & RAYMOND
H FREDREGILL J/T                     200         200      0.002%
JIM FREEBORN & GINA FREEBORN J/T     200         200      0.002%
ROBERT FREEL & MARGARET G FREEL
J/T                                  200         200      0.002%
REUBEN FREESE & ELEANOR FREESE
J/T                                  100         100      0.001%
RAYMOND J FREESE & LAVON M
FREESE J/T                           100         100      0.001%
MICHAEL FREIDHOF DBA MIKES
SERVICE CENTER                       200         200      0.002%
JIM R FRENCH & JANET C FRENCH
J/T                                  100         100      0.001%
SHARON A FRERKER                     100         100      0.001%
SUSAN C FREYLACK                    2,000       2,000     0.016%
ROBERT A FRIDLEY & MARY JANE
FRIELEY J/T                          100         100      0.001%
KATHY A FRIESEN                     2,000       2,000     0.016%
DOUGLAS W FROST                      100         100      0.001%
MICHAEL A FRYSLIE & J KATHLEEN
FRYSLIE J/T                          200         200      0.002%
JAMES R FUEGEN & JAN L FUEGEN
J/T                                  200         200      0.002%
LARRY M FUHRMAN & CLAUDIA A
FUHRMAN J/T                          100         100      0.001%
RON FUHRMAN & PAM FUHRMAN J/T        100         100      0.001%
DENNIS FUHRMAN & SHARON FUHRMAN
J/T                                  100         100      0.001%
ROBERT D FULLER & ARLEEN FULLER
J/T                                  100         100      0.001%
CHARLES R FUNK & CYNTHIA E FUNK
J/T                                  300         300      0.002%
LAWRENCE D FURLONG                   100         100      0.001%
JOAN A FURST & RAYMOND L FURST
J/T                                  100         100      0.001%
CLAYTON E GABRIELSON & RUBY J
GABRIELSON J/T                      1,200       1,200     0.010%
STEVEN L GAFFNEY                     100         100      0.001%
JERRY GAFFNEY & CINDY GAFFNEY
J/T                                  100         100      0.001%
FREDERICK J GAGEN                    100         100      0.001%
TERRY W GALLENTINE                   100         100      0.001%
KRISTINA I GAMBAIANA & ROBIN I
GAMBAIANA J/T                        100         100      0.001%
DANIEL L GAMMON & LISA L GAMMON
J/T                                  100         100      0.001%
DOUGLAS A GANFIELD & ROSE M
GANFIELD J/T                         100         100      0.001%
STEPHEN A GARD & PEGGY J GARD
J/T                                  100         100      0.001%
JAMES D GARLOW & MARJORIE E
GARLOW  J/T                          100         100      0.001%
KEITH GARRENGER                      100         100      0.001%
JAMES GARRINGER                      100         100      0.001%
KIM O GARWICK                       20,000      20,000    0.164%
OLIVER L GARWICK & AMELIA J
GARWICK J/T                         1,000       1,000     0.008%
KIM O GARWICK & NICHOLAUS D
GARWICK J/T                          100         100      0.001%
KIM O GARWICK & ZACHARIA A
GARWICK J/T                         1,000       1,000     0.008%
HOWARD G GASTER & DEBRA L
GASTER J/T                           100         100      0.001%
RICHARD T GATES                      400         400      0.003%
MARK GATREL                          300         300      0.002%
ROBERT GATREL & PATRICIA GATREL
J/T                                  200         200      0.002%
EDWARD J GAUDET                      100         100      0.001%
GAY-LOU ENTERPRISES INC              200         200      0.002%
BRETT A GEARY & JUDY K GEARY J/T    1,000       1,000     0.008%
RON GEHRKE & MARION GEHRKE J/T       500         500      0.004%
BRYCE GEHRMANN                       100         100      0.001%
RONALD E GEIGER & CAROL J
GEIGER J/T                          1,000       1,000     0.008%
WILLIAM J GEIL & JUDITH I GEIL
J/T                                  100         100      0.001%
SUSAN M GEORGE & MICHELLE R
PRICE J/T                            300         300      0.002%
SCOTT GEORGE & RHONDA GEORGE J/T     100         100      0.001%
JAMES N GEORGE & SANDRA J
GEORGE J/T                           200         200      0.002%
GEORGE D NOLEN ASSOCIATES            200         200      0.002%
GAIL L GHORN & JOHN A THORN J/T      100         100      0.001%
GARY GIBBS & CAROL GIBBS J/T         300         300      0.002%
JAMES A GILBERTSON & JUDY
GILBERTSON J/T                       100         100      0.001%
JO ANN GILCHRIST                    1,000       1,000     0.008%
DAVID G GILLASPIE & JANICE L
GILLASPIE J/T                        200         200      0.002%
HOWARD C GILLESPIE                   200         200      0.002%
JOHN W GILMORE & ALICE J
GILMORE J/T                          400         400      0.003%
GARY L GLAWE                         100         100      0.001%
EVANGELINE J GLAZEBROOK              200         200      0.002%
BRIAN GLEASON                        200         200      0.002%
DICK GLESSNER                        400         400      0.003%
ALLEN GOCHE & JANICE M GOCHE J/T     300         300      0.002%
CAROL  A GOERDT                      200         200      0.002%
RUSSELL W GOODMAN                    100         100      0.001%
A DUANE GOODMANSON                   200         200      0.002%
PAUL F GOODWIN & MARYLIN
GOODWIN J/T                          200         200      0.002%
GENE GORBY & KATHLEEN GORBY J/T      200         200      0.002%
DOUGLAS LORING GORDON                200         200      0.002%
DAVID L GORDON & PENNY L GORDON
J/T                                  200         200      0.002%
CAROLINE GOULET                      800         800      0.007%
STANLEY C GOURD & JUDY A GOURD
J/T                                  100         100      0.001%
SAMUEL S GRABILL & SHIRLEY R
GRABILL J/T                          200         200      0.002%
STEVE GRAESSER                       150         150      0.001%
ROBERT D GRAFF & N PAULETTE
GRAFF J/T                            300         300      0.002%
ROLLIE J GRAHAM & SONYA
CAMPBELL J/T                         200         200      0.002%
ROLLAND GRAHAM & WILMA GRAHAM
J/T                                  500         500      0.004%
JERRY W GRAM & CHERYL D GRAM J/T     400         400      0.003%
JOHN T GRASER JR & EDITH T
GRASER J/T                           300         300      0.002%
MICHAEL GRASSO & PALOMA GRASSO
J/T                                  200         200      0.002%
PATRICK ALAN GRAY AN/& JULIE
ANN GRAY J/T                         100         100      0.001%
WILLIAM GREATHOUSE & KIM
GREATHOUSE J/T                       200         200      0.002%
LINDA A GREENE                       400         400      0.003%
MICHAEL E GREGER                     100         100      0.001%
RICHARD D GREGORY                    300         300      0.002%
MICHAEL DEAN GREIF                   160         160      0.001%
BRUCE GRESS                          100         100      0.001%
RAY KEITH GRESS & JUDITH SANDRA
GRESS J/T                            100         100      0.001%
RANDY GREUFE & SANDRA GREUFE J/T     101         101      0.001%
WILLIAM E GRIFFIN & MATTHEW E
GRIFFIN J/T                         1,000       1,000     0.008%
JARED GRIMES                         100         100      0.001%
TODD GROAT                           100         100      0.001%
JEAN GROEN                           500         500      0.004%
CARROLL J GROEN REVOCABLE TRUST     1,000       1,000     0.008%
MARION J GROOT & LAURA E GROOT
J/T                                  100         100      0.001%
JOSEPH A GROSS                       100         100      0.001%
J WILLIAM GROVE & LOIS M GROVE
J/T                                  100         100      0.001%
TERRY MICHAEL GROVE & MERRY
JANE GROVE J/T                       100         100      0.001%
PAUL E GROVERT                       100         100      0.001%
HERBERT R GROVES & NINA J
GROVES J/T                          2,000       2,000     0.016%
MARK GRUBB & HOLLY GRUBB J/T         200         200      0.002%
OLGANIDA GRUBER                     1,000       1,000     0.008%
JOHN GRUMAN & ADAM GRUMAN CUST       100         100      0.001%
JOHN GRUMAN & AMANDA NAGEL CUST      100         100      0.001%
JOHN GRUMAN & CHRISTOPHER
GRUMAN CUST                          100         100      0.001%
JOHN GRUMAN & CURTIS GRUMAN CUST     100         100      0.001%
JOHN F GRUMAN & DIANE M GRUMAN
J/T                                 3,000       3,000     0.025%
JOHN GRUMAN & ELIZABETH GRUMAN
CUST                                 100         100      0.001%
JOHN GRUMAN & EMILY GRUMAN CUST      100         100      0.001%
BERNARD M GRUMAN & MARCIA L
GRUMAN J/T                           400         400      0.003%
JOHN GRUMAN & OLIVIA NAGEL CUST      100         100      0.001%
JOHN GRUMAN & SARAH GRUMAN CUST      100         100      0.001%
JOHN GRUMAN & VERONICA NAGEL
CUST                                 100         100      0.001%
JOHN GRUMAN C/F BENJAMIN NAGEL
UGMA IA                              100         100      0.001%
ILENE K GUARD                        200         200      0.002%
JANICE & CARL GUIDAGER &
STEPHANIE TORSKY J/T                 500         500      0.004%
CHARLES R GUILLAUME & MARY ANN
GUILLAUME J/T                       1,000       1,000     0.008%
JANICE GULDAGER & CARL GULDAGER
J/T                                  500         500      0.004%
JANICE & CARL GULDAGER & JACOB
TORSKY J/T                           500         500      0.004%
JAMES D HAAGE & JULIE A HAAGE
J/T                                  600         600      0.005%
BEVERLY J HAAS & EARL F HAAS J/T     100         100      0.001%
JIM HACKBARTH                        500         500      0.004%
NORMAN HACKNEY & CAROL HACKNEY
J/T                                  200         200      0.002%
DONALD R HADENFELDT & REBECCA S
HADENFELDT J/T                       100         100      0.001%
JOHN L HAFNER & VICKI L HAFNER
J/T                                  100         100      0.001%
BRUCE HAGEDORN & BETTY HAGEDORN
J/T                                  400         400      0.003%
WALTER HAGER & ARDYTHE STRADER
HAGER J/T                            100         100      0.001%
ARLYN A HAKE                        1,000       1,000     0.008%
ELVERN L HAKE                       1,000       1,000     0.008%
THOMAS R HALL & AMBER FLEMING
J/T                                 1,000       1,000     0.008%
JOHN DEAN HALL & VERLAINE GAIL
HALL J/T                             100         100      0.001%
AMANDA HALL & WAYNE HAWORTH J/T     1,000       1,000     0.008%
NEDRA E HALLBERG TRUST               100         100      0.001%
JAMES L HALLS & JANICE C HALLS
J/T                                  400         400      0.003%
PATRICIA R HALSTEAD                 1,400       1,400     0.011%
CLAYTON D HAMAN & NATHAN D
HAMAN J/T                            200         200      0.002%
BRAD HAMES & TRACY HAMES J/T         100         100      0.001%
JAMES L HAMILTON & MARGARET A
HAMILTON J/T                         120         120      0.001%
JERRY HAMMOND                        100         100      0.001%
JOAN HAMMOND                         100         100      0.001%
CHARLES E HAND & NIETA LEE HAND
J/T                                  200         200      0.002%
JOHN M HAND & ROSIE V HAND J/T       200         200      0.002%
GARY HANDLAND & DIANE HANDLAND
J/T                                  100         100      0.001%
WADE HANDLAND & LASEY HANDLAND
J/T                                  200         200      0.002%
HANDLAND TRUCKING CORP               200         200      0.002%
DANIELLE M HANDSAKER                 100         100      0.001%
DAVID LEE HANDSAKER                  100         100      0.001%
LARRY HANKINS & RONALD S
BEARMORE II                          100         100      0.001%
FRAN HANLON & SEN HANLON J/T         300         300      0.002%
CHARLES L HANNAHS & LYONA F
HANNAHS J/T                          200         200      0.002%
CLAYTON HANSEN                       300         300      0.002%
DALLAS L HANSEN                     1,000       1,000     0.008%
DENNIS L HANSEN                     2,000       2,000     0.016%
DONNA J HANSEN                       100         100      0.001%
DONALD  H HANSEN & CONSTANCE
HANSEN J/T                          1,000       1,000     0.008%
JODI HANSEN & CRAIG HANSEN J/T       400         400      0.003%
TIM MOHR JEAN HANSEN & PAULA
WALLERSTEDT TENCOM                   200         200      0.002%
ALAN T HANSEN & SIMONE J HANSEN
J/T                                  200         200      0.002%
ELAINE HANSON                        200         200      0.002%
KATHLEEN HANSON                      300         300      0.002%
MARLYN D HANSON                      200         200      0.002%
PERRY L HANSON & MARISSA KAY
HANSON J/T WROS                      100         100      0.001%
JOANNE B HANUS                       100         100      0.001%
PAULA HAPPEL & JAMES HAPPEL J/T      100         100      0.001%
ROGER L HARDER & DARLENE M
HARDER J/T                           100         100      0.001%
FRANK HARGER & JANET HARGER J/T      500         500      0.004%
HARLEY HARMS & ANITA HARMS J/T       600         600      0.005%
LAURA & JILL & KENNETH &
HARRINGTON J/T                       100         100      0.001%
MICHAEL V HARRIS & DEBBIE E
HARRIS J/T                           300         300      0.002%
DEAN E HARRISON                      400         400      0.003%
MICHAEL RAY HARRISON & ROSE ANN
HARRISON J/T                         200         200      0.002%
WANDA HARRY & DOUGLAS HARRY J/T      200         200      0.002%
DANIEL R HART & BEVERLY HART J/T     120         120      0.001%
LARRY HATTON                         100         100      0.001%
GAYLORD HAUGE                        100         100      0.001%
OD HAWKINS                           200         200      0.002%
O.D. & MURIEL HAWKINS TRUST          300         300      0.002%
CLINTON HAWORTH & GARY HAWORTH
J/T                                 1,000       1,000     0.008%
GARY HAWORTH & GHERESA HAWORTH
J/T                                 2,000       2,000     0.016%
WAYNE HAWORTH & LOUISE HAWORTH
J/T                                 10,000      10,000    0.082%
ALAN L HAWORTH & MARSHA HAWORTH
J/T                                 5,000       5,000     0.041%
WAYNE HAWORTH & STEPHANIE
MURPHY J/T                          1,000       1,000     0.008%
GARY HAWORTH & TERESA HAWORTH
J/T                                 4,000       4,000     0.033%
LESTER HAY                           200         200      0.002%
DAVID L HAYES                        200         200      0.002%
DAVID HAYES & KATHLEEN B HAYES
& JANET MOON J/T                     200         200      0.002%
SHARON K HEADLEE                     200         200      0.002%
NATHAN L HEADLEY                     100         100      0.001%
LADONNA HEATH & CRAIG L HEATH
J/T                                  500         500      0.004%
WILLIAM D HEBERER                    100         100      0.001%
KARL J HECK & AUDREY J HECK J/T      160         160      0.001%
DARIN G HECKER & TERESA M
HECKER J/T                           100         100      0.001%
DANIEL LEE HEDDEN & JUDY DIANE
HEDDEN J/T                           200         200      0.002%
DANIEL HEDDEN & JUDY HEDDEN J/T      200         200      0.002%
STEVEN R HEDDINGER & DEBORAH A
HEDDINGER J/T                        100         100      0.001%
JAY W HEEREN & DENA M HEEREN J/T     200         200      0.002%
HAROLD HEESCH                        200         200      0.002%
KENNETH L HEETLAND                   100         100      0.001%
JASON HEFFELMEIER                    100         100      0.001%
JEROME J HEGER                       400         400      0.003%
GEORGE HEGSTROM & MARIDEE
HEGSTROM REV TR DTD 35025           1,800       1,800     0.015%
KURT A HEIDEN & CARA K HEIDEN
J/T                                  200         200      0.002%
MARC HEIDEN & DENISE HEIDEN J/T      100         100      0.001%
JOSEPH M HEINEN II & INGRID A
HEINEN J/T                           100         100      0.001%
MICHAEL J HEINRICH                   100         100      0.001%
ROBERT W HEIRIGS IRA                2,000       2,000     0.016%
GEORGE W HEISS II                    107         107      0.001%
KAY A HELD                           100         100      0.001%
RAY D HELD & DONNA K HELD J/T       1,000       1,000     0.008%
LONNIE J HELMS & CONNIE M HELMS
J/T                                  100         100      0.001%
RODNEY D HENDERSON & BRENDA L
HENDERSON J/T                        200         200      0.002%
JASON O HENDERSON & DEBRA J
HENDERSON J/T                        100         100      0.001%
JAMES W HENDERSON & MARJORIE A
HENDERSON J/T                        200         200      0.002%
BARBARA ANN HENDERSON KENNEDY        100         100      0.001%
ARDYS & EUGENE HENDRICKSON &
DAVID & STEVEN LUPPES J/T            200         200      0.002%
JEFF HENDRICKSON & JULEE
HENDRICKSON J/T                      200         200      0.002%
EDWARD HENG & DORIS HENG J/T         200         200      0.002%
ROGER D HENLEY & JUDY D HENLEY
J/T                                  400         400      0.003%
DEANNE HENRY                         100         100      0.001%
STEVE L HENRY & KARYL HENRY J/T      800         800      0.007%
DONALD HENSLEY & LISA HENSLEY
J/T                                  100         100      0.001%
RONALD HENZE                         100         100      0.001%
BEN HENZE & IRMA HENZE J/T           200         200      0.002%
DEBRA S HERSHBERGER                  100         100      0.001%
MARVIN HERSHBERGER                   100         100      0.001%
SHERRI K HERSHBERGER                 100         100      0.001%
OLIVER D E HERZBERG & MARY JO
HERZBERG TENCOM                      500         500      0.004%
MARTIN T HEWITT                      300         300      0.002%
AMY T HEYN & PAUL R HEYN J/T        1,000       1,000     0.008%
CHRISTY HIBBS & JEFF HIBBS J/T       200         200      0.002%
KENT J HICKMAN                       100         100      0.001%
MARCIA D HICKMAN                     100         100      0.001%
THOMAS DAL HIGBY & MARY JANE
HIGBY J/T                           1,000       1,000     0.008%
JAMES HIGDON & TAUNJIA HIGDON
J/T                                  100         100      0.001%
RAYMOND J HIGGINS                    200         200      0.002%
TERRY L HILDEBRAND                   200         200      0.002%
GAVIN HILE                           100         100      0.001%
KIERSTEN HILE                        100         100      0.001%
MIKE HILE & MARSHA HILE J/T          100         100      0.001%
EARL W HILL                          100         100      0.001%
KEITH L HIMMEL & JOAN HIMMEL J/T     100         100      0.001%
STEVEN L HIMSCHOOT                   400         400      0.003%
JAMES H HINDERAKER & CAROLYN S
HINDERAKER J/T                       100         100      0.001%
CRAIG HINDERAKER & CATHYRN
HINDERAKER J/T                       200         200      0.002%
ELINOR A HINDERS & GLENN
HINDERS J/T                          100         100      0.001%
RICHARD HINMAN                       100         100      0.001%
WILDA L HITE                         100         100      0.001%
BRIAN J HOBBS & DEANNE M HOBBS
J/T                                  100         100      0.001%
LORI E HOCKETT                       100         100      0.001%
MABEL R HOEFER                       200         200      0.002%
RICHARD W HOEFER & MARYLU A
HOEFER J/T                           200         200      0.002%
JOHN H HOELSCHER                    1,000       1,000     0.008%
RODGER W HOELSCHER                   600         600      0.005%
RODGER W HOELSCHER & DIAN
HOELSCHER J/T                        200         200      0.002%
JEFF HOEMANN & ANN HOEMANN J/T      1,000       1,000     0.008%
NANCY J HOFF & RYAN W HOFF J/T       400         400      0.003%
MYRON J HOFFERT & SAUNDRA L
HOFFERT J/T                          100         100      0.001%
ADAM PAUL HOFFMAN                    100         100      0.001%
WILLIAM JOHN HOFFMAN                 100         100      0.001%
RANDY D HOFFMAN & DIANNE L
HOFFMAN J/T                          100         100      0.001%
JAYNE L HOGAN                        100         100      0.001%
DOROTHY HOGENDORN                    400         400      0.003%
ROBERT D HOLCOMB & PATRICIA M
HOLCOMB J/T                          100         100      0.001%
PATRICIA M HOLCOMB C/F BENJAMIN
MICHAEL SIMMENS                      150         150      0.001%
PATRICIA M HOLCOMB C/F MATTHEW
WILLIAM SIMMENS                      150         150      0.001%
C GAA HOLDIMAN                       200         200      0.002%
CLARION I HOLDSWORTH REV TRUST
DATED JUNE 25, 1994                  200         200      0.002%
HOWARD L HOLLANDER & LOIS D
HOLLANDER J/T                        400         400      0.003%
LEONARD L HOLLAR & BEVERLY A
HOLLAR J/T                           200         200      0.002%
DAVID HOLLOWAY & DONNA HOLLOWAY
J/T                                  100         100      0.001%
KERRY A HOLLST & MICHAEL C
HOLLST J/T                           200         200      0.002%
DAVID G HOLMES                       200         200      0.002%
JESSE HOLTZMAN & ESTHER
HOLTZMAN TRUST DATED 33445           100         100      0.001%
JOHN J HOLVECK & DONNA L
HOLVECK J/T                          200         200      0.002%
DAVID R HOMMEL                       100         100      0.001%
JANE R HOMMEL                        100         100      0.001%
R TIMOTHY HOMMEL                     100         100      0.001%
ROXANNE HOOVER                       100         100      0.001%
G DEAN HOPKINS                       200         200      0.002%
IMMANUEL M HOPPE                     400         400      0.003%
SIEG HOPPE                           400         400      0.003%
CURTIS D HOPPER & LAURA K
HOPPER J/T                           200         200      0.002%
EDGAR T HORN                         500         500      0.004%
DAVID M HOUCH                        100         100      0.001%
JON H HOUCK & KATHALEEN F HOUCK
J/T                                  100         100      0.001%
LUTHER L HOUGEN & TAMARA L
HOUGEN J/T                           100         100      0.001%
TERENCE J HOULIHAN                   200         200      0.002%
ALAN HOVDEN & DELORES HOVDEN J/T     200         200      0.002%
GARY L HOVEY & MARY HOVEY J/T        200         200      0.002%
ELLEN L HOWARD                       100         100      0.001%
STEPHEN C HOWARD & JANICE K
HOWARD J/T                           600         600      0.005%
LONNIE A HOYT & NANCY J HOYT J/T     100         100      0.001%
DONNA M HUGHES                       100         100      0.001%
ROGER L HUISINGA & JANET
HUISINGA J/T                         200         200      0.002%
ELDON HULST                          200         200      0.002%
GERALD L HUMMEL & SUSAN J
HUMMEL J/T                           100         100      0.001%
MARLYN J HUMPHREY & DOROTHY L
HUMPHREY J/T                         200         200      0.002%
DARRYL E HUNT                        100         100      0.001%
DAVID L HUOVINEN & CINDY B
HUOVINEN J/T                         100         100      0.001%
ALLEN M HURT                         100         100      0.001%
MARY CATHERINE HURT                  100         100      0.001%
VICTOR J HUSHAK & BEATRICE
HUSHAK J/T                           600         600      0.005%
SHARON HUSTON                        200         200      0.002%
JOHN E HUTTON JR                     200         200      0.002%
RANDY L HUYSER & NANCY L HUYSER
J/T                                  100         100      0.001%
CLIFFORD E HYMES & FRANCES M
HYMES TR HYMES LIV TR DTD 35702      500         500      0.004%
JOHN G IBELING & PATRICIA
IBELING J/T                          200         200      0.002%
JOHN H IHLE & JEAN ANN IHLE J/T      300         300      0.002%
MERLE IHNE                           600         600      0.005%
JOHNNIE D ILES & MEMORY J ILES       200         200      0.002%
MARVIN J INGRAHAM & PAMELA R
INGERHAM J/T                         200         200      0.002%
IOWA STATE BANK TRUSTEE FBO
CECIL L JENNINGS                     200         200      0.002%
TERRY IRA & AMY IRA J/T              400         400      0.003%
DOUGLAS L IRWIN                      100         100      0.001%
LAWRENCE ISAACSON & GEORGIA
ISAACSON J/T                         200         200      0.002%
MIKE IVERSON                         100         100      0.001%
LYLE A IZER                          150         150      0.001%
STEVEN EDWARD JACKSON                100         100      0.001%
JON JACKSON & KATHLEEN JACKSON
J/T                                  200         200      0.002%
WILLIAM ROBERT JACKSON JR &
MARGRET JOAN JACKSON J/T             100         100      0.001%
ORVILLE J JACOBS & RUTH A
JACOBS J/T                          2,000       2,000     0.016%
WILLIAM J JAHNEL                     100         100      0.001%
JOHN Q JAMESON                       400         400      0.003%
RICHARD L JANES & JEANNE D
JANES J/T                            100         100      0.001%
CURTIS D JANS & BILLIE L JANS
J/T                                  200         200      0.002%
HARLEY A JANSSEN                     200         200      0.002%
DAVID W JANSSEN & SANDRA A
JANSSEN J/T                          200         200      0.002%
AUDRA A JARMAN                       250         250      0.002%
JOHN P JARMAN                        250         250      0.002%
CHRISTOPHER D JASS & DARCIE
JASS J/T                              5           5       0.000%
HAYLEY M JASS & DARCIE R JASS
J/T                                   5           5       0.000%
WILLIAM JASS & DORIS JASS J/T        100         100      0.001%
JASON JEDELE                         100         100      0.001%
BOB J JENSEN                         200         200      0.002%
BRENT JENSEN                         500         500      0.004%
BRYAN J JENSEN                       100         100      0.001%
PHILLIP K JENSEN                     100         100      0.001%
KAREN K JESSEN                       300         300      0.002%
JIMMY DALE JESSOP                    100         100      0.001%
TADD BENTON JESSOP                   200         200      0.002%
JESTER INVESTORS IOWA
CORPORATION                          100         100      0.001%
JESTERS INVESTORS                    200         200      0.002%
HARRY A JOCHEMS & JOYCE L
JOCHEMS J/T                          200         200      0.002%
LAURA L JOCHEMS & STEVE L
JOCHEMS J/T                          100         100      0.001%
RONNIE E JOENKS & BARBARA L
JOENKS J/T                           200         200      0.002%
VICTORIA M JOHN & LANCE K JOHN
& MICHAEL T DAMSKE J/T               100         100      0.001%
ROBERT W JOHNS & KATHLEEN B
JOHNS J/T                            100         100      0.001%
BARRY JOHNSON                        200         200      0.002%
DARIN S JOHNSON                      100         100      0.001%
JOANN L JOHNSON                      100         100      0.001%
LYLE JOHNSON                         200         200      0.002%
PAUL H JOHNSON                       400         400      0.003%
MICHAEL L JOHNSON & BEVERLY S
JOHNSON J/T                          100         100      0.001%
DWIGHT R JOHNSON & BONNIE R
JOHNSON J/T                          100         100      0.001%
F DALE JOHNSON & DONNA JOHNSON
J/T                                  300         300      0.002%
JEFFREY G JOHNSON & ILENE B
JOHNSON J/T                          200         200      0.002%
WAYNE JOHNSON & JANIS JOHNSON
J/T                                  100         100      0.001%
LYLE JOHNSON & REBECCA JOHNSON
J/T                                 1,000       1,000     0.008%
KOMER A JOHNSON JR & DEB L
JOHNSON J/T                          100         100      0.001%
PAMELA A JOHNSRUD                    100         100      0.001%
JAMES E JOHNSTON                     100         100      0.001%
WILLIAM H JOHNSTON & EMILY M
JOHNSTON J/T                         200         200      0.002%
JAMES H JOHNSTON & MARY L
JOHNSTON J/T                        2,000       2,000     0.016%
GENE JONDALL & FRANCES JONDALL
J/T                                   50          50      0.000%
EDWARD R JONES                       700         700      0.006%
GERALD R JONES                       600         600      0.005%
KARIN M JONES                        300         300      0.002%
LOIS JONES                           100         100      0.001%
JAMES LARRY JONES & DIANNE
JONES J/T                            500         500      0.004%
TIMOTHY S JONES & KATHY G JONES
J/T                                  100         100      0.001%
KENNETH A JONES & LINDA A JONES
J/T                                  200         200      0.002%
DONALD D JONES & LOIS J JONES
J/T                                  200         200      0.002%
DAVID D JONES & SUSAN K JONES
J/T                                  100         100      0.001%
KATHY G JONES & TIMOTHY S JONES
J/T                                  100         100      0.001%
GLEN L JONES & TWILA J JONES J/T     200         200      0.002%
LLOYD E JONES JR                     100         100      0.001%
DAVID JOST & JULIANNE HOST J/T       100         100      0.001%
JEFF J JUDGE & DANA L JUDGE J/T      100         100      0.001%
RONALD JUFFER                        200         200      0.002%
DENNIS W JUHL & JUDITH A JUHL
J/T                                  100         100      0.001%
LESTER D JUHL & NORMA E JUHL J/T     100         100      0.001%
ROBERT C JUNG & ELIZABETH J
JUNG J/T                             100         100      0.001%
MARK JUNGLING & NANCY JUNGLING
J/T                                  300         300      0.002%
FREDERICK JUNKER                     100         100      0.001%
HERBERT E JUNKMAN & NANCY L
JUNKMAN J/T                          200         200      0.002%
LARRY JUNKMAN & REBECCA JUNKMAN
J/T                                  200         200      0.002%
DALE KAASISCHKE & JUNE
KASISCHKE J/T                        100         100      0.001%
GEORGE KADRMAS                       100         100      0.001%
GEORGE L KADRMAS JR                  200         200      0.002%
ROBERT R KAHLER & JUDY L KAHLER
J/T                                  100         100      0.001%
SHAWN KAHLER & JULIE KAHLER J/T      100         100      0.001%
WILLIAM J KAHLER & PAMELA K
KAHLER J/T                           100         100      0.001%
MICHAEL DAVID KAKERT & JOANNE
KAY KAKERT J/T                       500         500      0.004%
JASON MICHAEL KAKERT & MICHAEL
DAVID KAKERT J/T                     100         100      0.001%
THOMAS L KANE                        240         240      0.002%
ROBERT KAPPEL & BEVERLY KAPPEL
J/T                                  200         200      0.002%
RICHARD A KARR & SR LAURA E
KARR J/T                             100         100      0.001%
ROBERT E KASISCHKE                   100         100      0.001%
FRED R KAUFMANN & CYNTHIA A
KAUFMANN J/T                         200         200      0.002%
WILLIAM L KEEBLE & TERESA A
KEEBLE J/T                          1,000       1,000     0.008%
DAMON ALAN KEEBLE CUSTODIAL
ACCOUNT                              100         100      0.001%
DERIK KEEBLE CUSTODIAL ACCOUNT       100         100      0.001%
JANELLE SHAWN KEEBLE CUSTODIAL
ACCOUNT                              100         100      0.001%
RYAN EUGENE KEEBLE CUSTODIAL
ACCOUNT                              100         100      0.001%
RANDALL S KEEL                       100         100      0.001%
DAVID G KEILLY & CAROL R KIELLY
J/T                                  100         100      0.001%
LANCE KELLER & HEANNE HENRY J/T      100         100      0.001%
KENT KELSEY & SARA KELSEY J/T        100         100      0.001%
DOUG M KENNEDY                       200         200      0.002%
ROBERT I KENNEDY & BEVERLY R
KENNEDY J/T                          100         100      0.001%
MARK A KERPER                        200         200      0.002%
GEAROLD KIELLY                       200         200      0.002%
ARTHUR KING & BONNIE KING J/T        200         200      0.002%
VICKI RAE KING & BRUCE ALAN
KING J/T                             200         200      0.002%
CHARLES KINGERY & REBECCA
KINGERY J/T                          200         200      0.002%
KINNETZ INC                          200         200      0.002%
RYAN D KIPP                         1,000       1,000     0.008%
KEITH B KIRBY                        400         400      0.003%
KEUEE C KIRSHENBAUM & JEAN M
KERSHENBAUM J/T                      100         100      0.001%
KENT D KIRSTEIN                      100         100      0.001%
TOBY KLAUENBERG & JENNIFER
KLAUENBERG J/T                      2,000       2,000     0.016%
JADON KLAVER                         300         300      0.002%
BRYCE L KLAVER & MARY E KLAVER
J/T                                  100         100      0.001%
BRYCE KLAVER & MARY KLAVER &
JUSTIN KLAVER J/T                    150         150      0.001%
REX R KLEEMEIER & CHARLOTTE J
KLEEMEIER J/T                        100         100      0.001%
RALPH  L KLEIN                       200         200      0.002%
JOHN D KLEMM & VIRGINIA C KLEMM
J/T                                 1,500       1,500     0.012%
ANN KLEVER                           100         100      0.001%
KENNY KLOCKE                         100         100      0.001%
DOUGLAS KLOCKE & PAULA KLOCKE
J/T                                  100         100      0.001%
DENNIS KLOKE & JOYCE KLOKE J/T       200         200      0.002%
HOWARD E KLOPPING                    100         100      0.001%
VERNON KLOSTERBOER & ESTHER
KLOSTERBOER J/T                      100         100      0.001%
F DUANE KLUTE                        100         100      0.001%
LARRY E KLYN & DONNA C KLYN J/T      300         300      0.002%
TIMOTHY J KNAAK & PATRICIA K
KNAAK J/T                            300         300      0.002%
DONALD L KNAPP & HEATHER L
KNAPP J/T                            100         100      0.001%
NORMAN KNEIP                         500         500      0.004%
DAVID W KNIGHT                       100         100      0.001%
GLENNA J KNIGHT                      200         200      0.002%
RANDY KNIPFEL & JEAN KNIPFEL J/T     200         200      0.002%
WILLIAM T KNOLL                      300         300      0.002%
GARY D KNOLL & CHRISTINE K
KNOLL J/T                            200         200      0.002%
RHETT S KNOLL & CHRISTINE K
KNOLL J/T                            368         368      0.003%
GREGORY KNOP & CAROLYN KNOP J/T      100         100      0.001%
MARY KNUTSON & ISAAC KNUTSON J/T      50          50      0.000%
MARY KNUTSON & LINDSAY KNUTSON
J/T                                   50          50      0.000%
ROGER KNUTSON & MARY KNUTSON J/T      50          50      0.000%
MARY KNUTSON & ZACHARY KNUTSON
J/T                                   50          50      0.000%
SVEND V KOCH & ELIN M KOCH J/T       100         100      0.001%
MICHAEL A KOCK                       100         100      0.001%
ALAN GEORGE KOCKLER                  300         300      0.002%
MAX A KOEBEL JR & LINDA D
KOEBEL J/T                           100         100      0.001%
ROBERT F KOERNER                     200         200      0.002%
DARROL W KOHAGEN                     100         100      0.001%
GARY L KOLBE                         100         100      0.001%
BRIAN D KONVALINKA                   100         100      0.001%
DARRELL D KOOZER & JANET C
KOOZER J/T                           100         100      0.001%
KEITH KOPACK                         100         100      0.001%
C E PETE & PATRICIA L KOPPIN TR
C E PETE & PATRICIA L KOPPIN TR      100         100      0.001%
DENNIS KORSMO & DEBORAH R
KORSMO J/T                           200         200      0.002%
JEFFERY S KORTH & TAMARA S
KORTH J/T                            100         100      0.001%
DUANE KOSS & DIANE ZEDRICK J/T       100         100      0.001%
GREGG KOSS & JACKIE SCHWARTZ J/T     100         100      0.001%
BELEN KRABBE                         200         200      0.002%
TIMOTHY J KRAL                       400         400      0.003%
DAVID KRAMER & THERESA KRAMER
J/T                                  200         200      0.002%
SCOTT KRAMME & DELILAH KRAMME
J/T                                  100         100      0.001%
JEREMY D KRANTZ                      100         100      0.001%
GREGORY D KRAUS & KATHERINE M
KRAUS J/T                            200         200      0.002%
ALBERT KRAUSE                         80          80      0.001%
KENTON S KREAGER & ANNE C
KREAGER J/T                          300         300      0.002%
REBECCA H KREMER & GERALD J
KREMER J/T                           200         200      0.002%
NANCY SUE KREZELOK                    50          50      0.000%
VICKI KRISTAN                        100         100      0.001%
PATRICIA J KRUEGER & ROBERT J
KRUEGER J/T                         1,000       1,000     0.008%
MARLENE J KRUGER & RODGER G
KRUGER J/T                           200         200      0.002%
JAMES O KRUSE                        200         200      0.002%
KATHRYN A KRUSE                      100         100      0.001%
ERNEST KRUSE & EILEEN KRUSE J/T      100         100      0.001%
ALAN E KRUSZKA & CANDICE L
KRUSZKA J/T                          700         700      0.006%
ROBERT C KUEERA                      100         100      0.001%
FAY KUHFUS & MRYANN KUHFUS J/T       200         200      0.002%
JON KUHFUS & PAULA KUHFUS J/T        200         200      0.002%
MICHAEL E KUKRAL                    1,000       1,000     0.008%
ILENE KUMROW                         100         100      0.001%
LEROY J KUNZ & BETTY L KUNZ J/T     1,000       1,000     0.008%
KENT KUNZE & JULIE KUNZE J/T         500         500      0.004%
GEORGE JOSEPH LAKTASH & JOLETA
JEAN LAKTASH J/T                     500         500      0.004%
VALERIE L LAMASTERS                  200         200      0.002%
LUCY B LAMB                          200         200      0.002%
MICHELLE LAMBERT & DANIEL
LAMBERT J/T                          100         100      0.001%
N. MICHAEL LANDAUER                  100         100      0.001%
ALAN L LANDER & DONNA R LANDER
J/T                                  100         100      0.001%
CHARLES D LANE & BETH A LANE J/T     150         150      0.001%
DENNIS LANGE                         500         500      0.004%
LARRY L LANGE & COLLEEN S LANGE
J/T                                  400         400      0.003%
WILLIAM KEITH LANGTON & SANDRA
LEE LANGTON J/T                      200         200      0.002%
ROGER LANMAN                         100         100      0.001%
KERMIT M LARSEN                      100         100      0.001%
LUKE E LARSEN                        600         600      0.005%
JOSEPH LARSEN & IRIS LARSEN J/T      100         100      0.001%
WAYNE A LARSEN & JANA L LARSEN
J/T                                   50          50      0.000%
JEROL M LARSEN & JOANN LARSEN
J/T                                  100         100      0.001%
BRIAN W LARSEN & SALLY J LARSEN
J/T                                   50          50      0.000%
ELIZABETH F LARSON                   600         600      0.005%
ELIZABETH JEANNE LARSON              400         400      0.003%
LYNETTE LARSON                       100         100      0.001%
MAX H LARSON                         100         100      0.001%
MAX H LARSON & LOIS B LARSON J/T     200         200      0.002%
DALLAS C LARSON & PAMELA J
LARSON J/T                          1,000       1,000     0.008%
LYLE R LAUGHERY & CAROL A
LAUGHERY J/T                        1,000       1,000     0.008%
CAROL A LAWRENCE & LAWRENCE M
LAWRENCE J/T                         300         300      0.002%
EDNA F LEE                           200         200      0.002%
LAURIE ANN LEE                       100         100      0.001%
REX A LEE & JUSTINE S LEE J/T        100         100      0.001%
BARRY J LEFSTAD                      100         100      0.001%
PAUL C LEHMAN & ROSEANN M
LEHMAN J/T                           200         200      0.002%
CHARLES E LEINENBACH                 100         100      0.001%
JEFF LEINENBACH                      778         778      0.006%
STAN LENSING & MARLYS LENSING
J/T                                  200         200      0.002%
JUANITA LEON                         100         100      0.001%
JERRY LEONARD & VI LEONARD J/T       400         400      0.003%
TERRY L LEPPER                       200         200      0.002%
KEITH R LESS & GWEN K MONTAG J/T     400         400      0.003%
JOHN ANTHONY LETO                    200         200      0.002%
LEWCO SECURITIES CORP               7,500       7,500     0.061%
JERRY L LEWIS & RAMONA M LEWIS
J/T                                  200         200      0.002%
LLOYD LIGGETT & JANICE LIGGETT
J/T                                  200         200      0.002%
COLLEEN LIMING & DELBERT M
LIMING J/T                           600         600      0.005%
RICHARD W LINDAHL & RITA J
LINDAHL J/T                          100         100      0.001%
CONNIE J LINETTE                     200         200      0.002%
JOSHUA LINETTE                       200         200      0.002%
MEL LINETTE                         1,000       1,000     0.008%
ZONA LINT                             20          20      0.000%
LITTLE FORT INC                      500         500      0.004%
RODNEY A LIVINGS & IONA N
LIVINGS J/T                         1,000       1,000     0.008%
JOHN HUGH LIVINGSTON                 400         400      0.003%
WILLIAM REX LIVINGSTON & BONNIE
JEAN LIVINGSTON J/T                 10,000      10,000    0.082%
HOPE M LLOYD & JOSEPH W LLOYD
J/T                                  214         214      0.002%
CHARLES LOBIANCO REVOCABLE
TRUST DATED 35731                    100         100      0.001%
HARRY JOE LOFFLER & NANETTE
LOFFLER J/T                          100         100      0.001%
LILLIAN L LONERGAN & JAMES E
LONERGAN J/T                         600         600      0.005%
WILLIAM G LONG                       100         100      0.001%
ROBERT A LONG & RUTH ANN R LONG
J/T                                  100         100      0.001%
JOE LOONAN JR & SEAN O'ROURKE
TIC                                  100         100      0.001%
GEORGE J LORBER                      400         400      0.003%
JIM J LORBER & LEAH H LORBER J/T    1,000       1,000     0.008%
KEITH  LEE LOUCKS                    100         100      0.001%
KENNETH D LOUGHERY                   200         200      0.002%
MARY S LOUPEE & DAVID G LOUPEE
J/T                                  120         120      0.001%
GREGG A LOVIN                        100         100      0.001%
JOY D LOWE                           100         100      0.001%
JAMES M LOWE & VIRGINIA E
BOULTON J/T                          100         100      0.001%
LOWELL A LUHMAN                     3,000       3,000     0.025%
OMA L LUHMAN                         300         300      0.002%
JERRY LUKENSMEYER                   1,000       1,000     0.008%
DAVID J LUTHRO                       100         100      0.001%
GREG JOHN LUTTENEGGER & ANGELA
JOYCE LUTTENEGGER J/T                200         200      0.002%
DENNIS L LUTZ JR                     200         200      0.002%
DENNIS L LUTZ SR & GLENDORIS
LUTZ J/T                             200         200      0.002%
DANA MAAKESTAD                       100         100      0.001%
WENDELL D MAAKESTAD                  200         200      0.002%
DUANE F MAAKESTAD & MABEL I
MAAKESTAD J/T                        100         100      0.001%
DALE H MAAKESTAD & MARY
MAAKESTAD J/T                        200         200      0.002%
CRAIG MAASDAM                        200         200      0.002%
HAROLD MABE                          200         200      0.002%
VERONICA R MACKEY & DAVID L
MACKEY J/T                           500         500      0.004%
WENDELL MACOMB                       100         100      0.001%
SHERLIE A MAGARET & BRIAN K
MAGARET J/T                          400         400      0.003%
DON MAGEE & DARCY MAGEE J/T          100         100      0.001%
DENNIS MAGENNIS                      200         200      0.002%
WILLIAM W MAGIE                      300         300      0.002%
DARIN L MAHLOW                       400         400      0.003%
MARK MAHLOW & BONNIE MAHLOW J/T      200         200      0.002%
RICHARD MAHLOW & JANET MAHLOW
J/T                                  100         100      0.001%
DONALD D MAHLOW & JUDITH J
MAHLOW J/T                           400         400      0.003%
JOSEPH F MALECHEK                   2,000       2,000     0.016%
ANN L MALLAMS & STEVE D MALLAMS
J/T                                  200         200      0.002%
MICK R MALLOY                       1,600       1,600     0.013%
JOHN WILLIAM MANN                    300         300      0.002%
CHRISTOPHER D MANN & MICHELLE M
MANN J/T                             200         200      0.002%
JAMES E MANNING & LAVERNE J
MANNING J/T                          200         200      0.002%
JAIMIE L MARCHANT & BRAD L
ENGELBY J/T                           5           5       0.000%
BRADLEY J MARCUS                     200         200      0.002%
SHERLIE A MARGARET & BRIAN K
MARGARET J/T                         400         400      0.003%
ROBERT S MARION  & BONNIE L
MARION J/T                           400         400      0.003%
W JEFF MAROLF                        500         500      0.004%
MARSH COMPANY PC                     100         100      0.001%
LAWRENCE F MARSHALL & DEBRA J
MARSHALL J/T                         100         100      0.001%
LINDA R MARTENS & GEORGE LEE
MARTENS J/T                          100         100      0.001%
BENJAMIN MARTIN                      100         100      0.001%
HAROLD LEWIS MARTIN                  400         400      0.003%
RUSSELL JAMES MARTIN & CHENOA
MARTIN J/T                           200         200      0.002%
WAYNE D MARTIN & JOANN M MARTIN
J/T                                  500         500      0.004%
DARYL MARTIN & MARIA MARTIN J/T      900         900      0.007%
DOUG MARTIN & SUSAN MARTIN J/T      1,000       1,000     0.008%
EMMA JEAN MARTIN REV TR 3/1/94
HAROLD J MARTIN CO TTEE             1,000       1,000     0.008%
RALPH G MASON                       1,000       1,000     0.008%
SCOT MASON                           100         100      0.001%
WALLACE A MASON                      200         200      0.002%
RICHARD MASON & MATT MASON J/T       200         200      0.002%
RICHARD E MASON & TERI J MASON
J/T                                  200         200      0.002%
WILLIAM M MATTISON & CLAUDIA M
MATTISON J/T                         200         200      0.002%
VANCE MATTISON & MICHELLE
MATTISON J/T                         400         400      0.003%
BRUCE K MAXWELL & DIANE K
MAXWELL J/T                          100         100      0.001%
DARLENE M MC DANIEL                  500         500      0.004%
PHILIP M MC LAREN & LANA S MC
LAREN J/T                            400         400      0.003%
ARTHUR A MCBRIDE                     400         400      0.003%
DALE W MCBRIDE                       500         500      0.004%
DAN MCCABE                           100         100      0.001%
MARC MCCARTNEY                      1,000       1,000     0.008%
SHAWN MCCARTY & JILL MCCARTY J/T     100         100      0.001%
CHRISTEN LYN MCCLAIN                 100         100      0.001%
DAVID MCCLELLAN & CHARLOTTE
MCCLELLAN J/T                        100         100      0.001%
WM HOWARD MCCLENNAN JR DBA HKM
& ASSOCIATES                         365         365      0.003%
ANDY E MCCOMB                        500         500      0.004%
NANCY R MCCULLOUGH & OLIN L
SHANE J/T                            100         100      0.001%
MARY JO MCCURRY & DAVID P
MCCURRY J/T                          200         200      0.002%
DENNIS D MCCURRY & ELAINE R
MCCURRY J/T                          200         200      0.002%
BRUCE E MCDOWELL & LINDA L
MCDOWELL J/T                        3,000       3,000     0.025%
DAVID L MCFARLAND                    200         200      0.002%
HOMER F MCFARLAND                    100         100      0.001%
MARK R MCGUIRE & MELISSA J
MCGUIRE J/T                          100         100      0.001%
TIM MCINTYRE                         800         800      0.007%
JOE MCKEE                            200         200      0.002%
JAMES D MCKINESS & HEATHER JP
MCKINESS J/T                         100         100      0.001%
DOUGLAS E MCKINNEY & JOANN D
MCKINNEY J/T                         300         300      0.002%
DAWN K MCLAUGHLIN                    100         100      0.001%
THOMAS E MCMANUS & DIANE K
MCMANUS J/T                          400         400      0.003%
BRENT D MCMANUS & LINDA S
MCMANUS J/T                          100         100      0.001%
GINA  S MCNAIR & EDWARD F
MCNAIR J/T                          1,000       1,000     0.008%
THOMAS J MCNAMARA & BEVERLY J
MCNAMARA J/T                         400         400      0.003%
NANCY L MCSTOCKARD & DANNY E
MCSTOCKARD J/T                       100         100      0.001%
RICHARD L MCVEIGH & KATHY A
MCVEIGH TENCOM                       200         200      0.002%
BILL MEEK & JOAN MEEK J/T            100         100      0.001%
THOMAS MEEKIN & SHARON MEEKIN
J/T                                 2,000       2,000     0.016%
WAYNE MEIER & ROBERTA MEIER J/T      600         600      0.005%
GARY L MEIER JR                      400         400      0.003%
SHARON D MEIKLE                      100         100      0.001%
DENNIS MEINTS & ROBERTA MEINTS
J/T                                  200         200      0.002%
JAN M MEIRICK                       5,000       5,000     0.041%
RICHARD C MELICK & ANNE M
MELICK J/T                           500         500      0.004%
JOSEPH P MELLON & MARY L MELLON
J/T                                  100         100      0.001%
RODNEY DEAN MELTON & JANET L
MELTON J/T                           300         300      0.002%
D CHAD MERCER                        100         100      0.001%
DERALD MERRILL & CONNIE MERRILL
J/T                                  200         200      0.002%
JODY L MESCH & CONNIE J MESCH
J/T                                  200         200      0.002%
MITCH MESSERLI                       400         400      0.003%
VIVIAN V METTLEN                     100         100      0.001%
ALAN MEYER                           600         600      0.005%
ANNABEL MEYER                        200         200      0.002%
BEVERLY J MEYER                       20          20      0.000%
STEVEN MEYER                         400         400      0.003%
WAYNE MEYER & JANET PETERSON J/T    1,200       1,200     0.010%
STEVEN D MEYER & SHERI M MEYER
J/T                                  100         100      0.001%
MEYERS SHEET METAL WORKS, INC        200         200      0.002%
JOEL E MEZ                           500         500      0.004%
WILMA E MIDDENDORF                   600         600      0.005%
RAMONA E MIDDLETON                   100         100      0.001%
RON MIKKOLA                          100         100      0.001%
MATTHEW MILLBURN & KIMBERLY
MILLBURN J/T                         200         200      0.002%
LEO A MILLEMAN                       100         100      0.001%
CURT A MILLER                        200         200      0.002%
DANIEL S MILLER                      200         200      0.002%
DANNY P MILLER                       100         100      0.001%
DONALD DUANE MILLER                  100         100      0.001%
JOHN E MILLER                        200         200      0.002%
JOYCE E MILLER                       200         200      0.002%
MARY MILLER                          100         100      0.001%
DARWIN G MILLER & JAMES D
MILLER J/T                           500         500      0.004%
MARK D MILLER & JUDY M MILLER
J/T                                  100         100      0.001%
MINNIE MILLER & KURT KNAPP J/T       100         100      0.001%
MINNIE MILLER & MARILEE KNAPP
J/T                                  100         100      0.001%
RICHARD D MILLER & MARY KAY
MILLER J/T                           100         100      0.001%
LARRY JAMES MILLER & NANCY A
MILLER J/T                           100         100      0.001%
WILLIAM  W MILLER & PAMELA  A
MILLER J/T                           100         100      0.001%
WILLIAM W MILLER & PAMELA A
MILLER J/T                           100         100      0.001%
KENNETH A MILLER & PAULA J
MILLER J/T                           200         200      0.002%
CARROLL MILLER & SANDRA MILLER
J/T                                  200         200      0.002%
TONY MILLER & SANDRA MILLER J/T      200         200      0.002%
ROBERT E MILLER & SCOTT R
MILLER J/T                           200         200      0.002%
CHARLES F MILLER III & CAMERON
L MILLER J/T                         200         200      0.002%
CAROL JO MILLIGAN                    100         100      0.001%
KARMEN J MILLIGAN                    200         200      0.002%
KELLY A MILLIGAN                     100         100      0.001%
LOREN E MILLIGAN                     800         800      0.007%
MATTHEW MILLIGEN                     300         300      0.002%
ROBERT A MILLS                       100         100      0.001%
BRENT MITCHELL                       100         100      0.001%
CHARLES RANDY MITCHELL               400         400      0.003%
JOHN MITCHELL                        600         600      0.005%
JANICE MOE                           100         100      0.001%
GORDON G MOELLER                      20          20      0.000%
LARRY W MOELLER                      220         220      0.002%
RICHARD A MOFFITT                    300         300      0.002%
RICHARD A MOFFITT JR & SHERIE L
MOFFITT J/T                          400         400      0.003%
TIMOTHY J MOHR & ANN MARIE MOHR
J/T                                  800         800      0.007%
DAVID J MOLNAR & JANA L MOLNAR
J/T                                  200         200      0.002%
LAWRENCE A MONACO II & VICKI L
MONACO J/T                           200         200      0.002%
JANET L MOON                         100         100      0.001%
RONALD D MOON & DONNA M MOON J/T     400         400      0.003%
JACK S MOORE                        1,400       1,400     0.011%
JURINE BORTON MOORE                  100         100      0.001%
LELAND H MOORE                       800         800      0.007%
MICHAEL L MOORE & LAURA L MOORE
J/T                                  100         100      0.001%
JURINE BORTON MOORE & MARSHALL
RANA NEMER J/T                       100         100      0.001%
MICHAEL J MOREHOUSE                  100         100      0.001%
SPENCER M MOREHOUSE                  100         100      0.001%
LEO MORK JR                          600         600      0.005%
PETE J MORRIS                        300         300      0.002%
WALTER F MORRISON                    400         400      0.003%
ORAH MORRISON & JAMES MORRISON
J/T                                  100         100      0.001%
LYLE E MORSE                         200         200      0.002%
DOUGLAS E MORSE & ANN M MORSE
J/T                                  100         100      0.001%
ROBERT MORTON                        100         100      0.001%
ROBERT E MORTON                      500         500      0.004%
MARTY MORTVEDT                       100         100      0.001%
DOUGLAS MOSS & CAROL MOSS J/T        300         300      0.002%
BRIAN H MOUDRY & GLORIA J
MOUDRY J/T                           200         200      0.002%
THOMAS A MOUNSDON                    500         500      0.004%
MARCUS A MUELLER                     300         300      0.002%
DONALD A MUFFLEY & KATHLEEN J
MUFFLEY J/T                          100         100      0.001%
THOMAS A MULLEN & LINDA S
MULLEN J/T                           100         100      0.001%
SONYA R MULLEN & RICHARD A KARR
J/T                                  100         100      0.001%
SONYA R MULLEN & RICHARD A KARR
JR J/T                               100         100      0.001%
LAVELLE MULLER                       500         500      0.004%
ROBERT V MUMM                        400         400      0.003%
RONALD MURPHEY & CARLENE MURPHY
J/T                                  100         100      0.001%
DAVID K MURPHY                       200         200      0.002%
RONALD A MURPHY & CARLENE
MURPHY J/T                           100         100      0.001%
STEPHEN F MURPHY & CAROL A
MURPHY J/T                          1,000       1,000     0.008%
GRANT MURPHY & CAROL MURPHY &
STEVE F MURPHY J/T                   100         100      0.001%
WILLIAM L MURRA & VICTORIA L
MURRA J/T                            300         300      0.002%
JAMES L MURRAY & DIANNA L
MURRAY J/T                           300         300      0.002%
LARRY J MURRAY & SANDRA R
MURRAY J/T                           100         100      0.001%
M ELAINE MUSSELMAN & GENE A
MUSSELMAN J/T                        200         200      0.002%
MUTUAL INTEREST GROUP                100         100      0.001%
LACY L MYLES & DOROTHY F MYLES
J/T                                  400         400      0.003%
JAMES W NACHAZEL                     200         200      0.002%
JEFF NACHAZEL                        400         400      0.003%
LADDIE J NACHAZEL FAMILY LIVING
TRUST U/A 35738                     1,000       1,000     0.008%
LANCE NATH                           600         600      0.005%
JOHN C NAYLOR & DANYELLE
JIRSA-NAYLOR TIC                     200         200      0.002%
RONALD D NAYLOR & LENA F NAYLOR
J/T                                  200         200      0.002%
NATHAN C NEALSON                     100         100      0.001%
ALAN NEBOLA & ANGELA NEBOLA J/T      100         100      0.001%
NORMAN C NEDERHOFF & MARY M
NEDERHOFF J/T                        400         400      0.003%
ROLAND L NEIGHBOR & LINDA S
NEIGHBOR J/T                         400         400      0.003%
JAMES L NELEMAN                      200         200      0.002%
JAMES SCOTT NELSON                   200         200      0.002%
MICHAEL J NELSON & MARY E
NELSON J/T                           200         200      0.002%
JAMES W NELSON & MAXINE M
NELSON J/T                           200         200      0.002%
GENTRY L NEPPER                      200         200      0.002%
ROGER NERLAND & DEB NERLAND J/T      100         100      0.001%
JULIE A NESHEIM                      200         200      0.002%
MYRON J NESS                        2,000       2,000     0.016%
MARVIN NESS & KATHY NESS J/T        3,000       3,000     0.025%
DELMAR D NESSA & JANET NESSA J/T     200         200      0.002%
DON NETTLETON                        600         600      0.005%
RONALD C NEUERBURG & MARILYN F
NEUERBURG J/T                        200         200      0.002%
JOSEPH E NEUMANN & SUE A
NEUMANN J/T                          200         200      0.002%
MICHAEL NEWHALL & KARENA
NEWHALL J/T                          100         100      0.001%
COLETTE NEWHALL & LONNIE
NEWHALL J/T                          300         300      0.002%
RICHARD W NEWHALL & SUSAN E
NEWHALL J/T                          200         200      0.002%
STEVE M NEWTON & KRISTIN M
NEWTON J/T                           100         100      0.001%
CALVIN K NEYMEYER & BARBARA A
NEYMEYER J/T                         100         100      0.001%
DONOVAN NIBE & REBECCA NIBE J/T      150         150      0.001%
BRENDA K NICHOLS & ANGELA R
DETERS J/T                           100         100      0.001%
DONNA J NICHOLSON & DANIEL H
NICHOLSON J/T                        200         200      0.002%
GEORGE T NICKOLAS                    500         500      0.004%
STEVEN H NICOLL & JONI L NICOLL
J/T                                  100         100      0.001%
ALLAN J NIE & TERI L NIE J/T         400         400      0.003%
WILLIAM NIELS HAGEY & DENA P
HAGEY J/T                            100         100      0.001%
JOHN W NIESEN & DORIS J NIESEN
TR                                   100         100      0.001%
RICO J NIZZI ROTH IRA                100         100      0.001%
ROLLAND NOITE                        100         100      0.001%
SCOTT D NOLL                         800         800      0.007%
CAROL NORDBERG                       100         100      0.001%
PATRICK M NORDHOFF                  1,000       1,000     0.008%
GARY S NOVAK                        3,000       3,000     0.025%
BRYAN T NOWLIN & M TABEN NOWLIN
J/T                                  100         100      0.001%
NSF INVESTMENTS                      100         100      0.001%
DAVID D NUGENT & PAULA L NUGENT
J/T                                  200         200      0.002%
NYBERG ELECTRIC SERVICE, INC.        400         400      0.003%
LEONARD NYCE & BONNALYN NYCE J/T     100         100      0.001%
DOUGLAS OAKE & CHERYL OAKE J/T       100         100      0.001%
REVA L OAKES & JAMES A OAKES J/T     100         100      0.001%
ERIC R OAKLEY & JONATHON A
OAKLEY J/T                           100         100      0.001%
REVA L OAKS & JIM A OAKS J/T         200         200      0.002%
RANDOLPH F OBRANOVIC & ROBIN I
OBRANOVIC J/T                        200         200      0.002%
LELAND G ODOM & SHARON K GROSS
J/T                                  100         100      0.001%
MYRON OKKEN                          200         200      0.002%
MARILEE OLDORF                       100         100      0.001%
NATHAN M OLDORF                      100         100      0.001%
WILLIAM ARTHUR OLESEN & MELANY
KAY OLESEN J/T                       100         100      0.001%
LONNIE OLLENDIECK & MINDY
OLLENDIECK J/T                       100         100      0.001%
CAROLE E OLSON                       200         200      0.002%
DEAN OLSON                           100         100      0.001%
GEORGE A OLSON                       100         100      0.001%
KEVIN OLSON                          200         200      0.002%
MARTIN D OLSON                       300         300      0.002%
MICHAEL PAUL OLSON                   200         200      0.002%
ORVILLE OLSON & SUZETTE OLSON
J/T                                  100         100      0.001%
KEVIN J O'ROURKE                     300         300      0.002%
LARRY D ORSER & JULIA J ORSER
REV LIV TR                           400         400      0.003%
MICHAEL JAMES OSBORN                 100         100      0.001%
FLORANCE OSTHUS                      200         200      0.002%
SHARON OSTHUS                        100         100      0.001%
JANICE A OSTHUS-KAPLAN               100         100      0.001%
JASON OSTREM                         100         100      0.001%
RICHARD D OSTREM & NANCY J
OSTREM J/T                           100         100      0.001%
JOSHUA G OTTEN                       100         100      0.001%
MICHAEL D OWEN                       600         600      0.005%
P & P  HOMES- DEAN POTTEBAUM
RANDY PAULSEN - PAR                  200         200      0.002%
VIRGINIA R PADOVAN                   100         100      0.001%
DIANE K PAGLIA                       200         200      0.002%
FRANK PAGLIA & DARLENE PAGLIA
J/T                                  100         100      0.001%
NORMAN L PANZI                       100         100      0.001%
JASON PARCHER & KAREN PARCHER
J/T                                  100         100      0.001%
GARY D PARISHO                       400         400      0.003%
CHRISTOPHER H PARKER                 100         100      0.001%
NEIL PARMENTER & TERESA
PARMENTER J/T                        200         200      0.002%
RAJESH PATEL & HEMLATA PATEL J/T     200         200      0.002%
RAJESH A PATEL & HEMLATA PATEL
J/T                                  200         200      0.002%
DAVID W PATTEN                       200         200      0.002%
JAMES R PATTEN & CHERYL A
PATTEN J/T                           200         200      0.002%
ANN L PATTERSON                      100         100      0.001%
STEVEN R PATTERSON & KELLY J
PATTERSON J/T                        500         500      0.004%
ANDREW PATZ                          100         100      0.001%
BRIAN PATZ                           100         100      0.001%
GARY WAYNE PAUL                     1,000       1,000     0.008%
HARVEY PAULL                        1,200       1,200     0.010%
BRIAN T PAULSEN                      200         200      0.002%
ROBERT A PAULSEN                     500         500      0.004%
NICK PEARSON                         100         100      0.001%
RON PEDERSEN & LORI PEDERSEN J/T     600         600      0.005%
CHARLENE KAY PEDERSON                100         100      0.001%
BENJAMIN J PEGRAM & KARLA K
PEGRAM J/T                           400         400      0.003%
DAVID J PEITZMAN                     400         400      0.003%
RONALD D PENN                        200         200      0.002%
MARY ANN PENNY                       100         100      0.001%
BRADLEY C PERKINS                    200         200      0.002%
BENJAMIN E PERKINS & ALTA D
PERKINS J/T                          500         500      0.004%
DAVID M PERKINS & WILMA A
PERKIN J/T                           200         200      0.002%
MICHAEL D PERRY                      100         100      0.001%
ALLEN PERSON & BECKY PERSON J/T      100         100      0.001%
JOHN PETERS & CHARLOTTE PETERS
J/T                                   50          50      0.000%
LARRY R PETERSEN                      20          20      0.000%
DANIEL J PETERSEN & SHANNON R
RAMSEY PETERSEN J/T                  100         100      0.001%
DANIEL SCOTT PETERSON                400         400      0.003%
DOUGLAS A PETERSON                   100         100      0.001%
KAREN K PETERSON                     100         100      0.001%
SONDRA M PETERSON                    200         200      0.002%
CARYE PETERSON & MARIANN
PETERSON J/T                         500         500      0.004%
STEVEN K PETERSON & MARY A
PETERSON J/T                         300         300      0.002%
DAVID PHELPS                         200         200      0.002%
EUGENE PHELPS                        200         200      0.002%
MARK PHELPS                          200         200      0.002%
TERRY PHELPS & PENNY PHELPS J/T      200         200      0.002%
JOHN W PHILBROOK                     200         200      0.002%
GROVER J PHILLIPS & EMMA L
PHILLIPS J/T                         100         100      0.001%
VAUGHN PHILLIPS & RACHEL ELLER
J/T                                  100         100      0.001%
WALTER RUSSELL PHILLIPS TR
WALTER RUSSELL PHILLIPS TR           100         100      0.001%
LARRY PHIPPS & DEAN SHARP
PARTNERSHIP                          200         200      0.002%
JOSEPH B PICKARD & DEBBIE L
PICKARD J/T                          100         100      0.001%
KATHIE PICKARD & ZACHARY
PICKARD J/T                          150         150      0.001%
ROBERT PIERCE & INGRID PIERCE
J/T                                  200         200      0.002%
RANDALL E PIERSON & TONYA
PIERSON J/T                          200         200      0.002%
KEVIN PIETERS & SOLENE PIETERS
J/T                                  200         200      0.002%
DOUGLAS T PINE & JANET M PINE
J/T                                  400         400      0.003%
PAUL L PINNEY                        100         100      0.001%
CARL PITTS & CLETA PITTS J/T         500         500      0.004%
LE ROY PITTS & MARIE THERESE
PITTS J/T                            800         800      0.007%
JOSEPH PITTS & PEGGY PITTS J/T       100         100      0.001%
JEFF PITTS & SHARON PITTS J/T       1,000       1,000     0.008%
MICHAEL N PLASIER                    100         100      0.001%
TIM L PLATE                          100         100      0.001%
PLAZA RV INC                         400         400      0.003%
SCOTT POCHOBRADSKY                   100         100      0.001%
TERRY L POLEY                        700         700      0.006%
DONALD S POLK & ANGELA F POLK
J/T                                 3,000       3,000     0.025%
POMEROY RENTAL LLC                   100         100      0.001%
DEVERE C PONTENBERG & NORMA
PONTENBERG J/T                       200         200      0.002%
VICKI J PORTER                        20          20      0.000%
RICHARD J PORTER & JOLENE M
PORTER J/T                           200         200      0.002%
LARRY J PORTER & LINDA KAY
PORTER J/T                           500         500      0.004%
RICHARD J PORTER & MICHAEL R
PORTER J/T                           100         100      0.001%
RICHARD J PORTER & SARAH M
PORTER J/T                           100         100      0.001%
HOWARD R POTTEBAUM & DORIS M
POTTEBAUM J/T                        100         100      0.001%
DEAN POTTEBAUM & ROXANNE
POTTEBAUM J/T                        100         100      0.001%
ROGER E POTTS & KENNETH E POTTS
J/T                                  400         400      0.003%
DONALD L POWERS & KATHERINE M
POWERS J/T                           100         100      0.001%
PRAIRIE REAL ESTATE LC              1,000       1,000     0.008%
PAULINE E PRALL TR PRALL FAM TR
UAD 1-11-94 FBO AMY E PRALL           25          25      0.000%
PAULINE PRALL TR PRALL FAM TR
UAD 1-11-94 FBO DOUGLAS G PRALL       25          25      0.000%
PAULINE E PRALL TR PRALL FAM TR
UAD 1-11-94 FBO JASON D PRALL         25          25      0.000%
PAULINE E PRALL TR PRALL FAM TR
UAD 1-11-94 FBO MICHAEL T PRALL       25          25      0.000%
PAULINE E PRALL TR PRALL FAM TR
UAD 1-11-94 FBO REBECCA S
SCHAEFFER                             25          25      0.000%
PAULINE E PRALL TR PRALL FAM TR
UAD 1-11-94 FBO STACIE R PRALL        25          25      0.000%
PAULINE E PRALL TR PRALL FAMILY
TR UAD 1/11/94                       450         450      0.004%
BRADLEY T PRESTON                    100         100      0.001%
JERRY F PRICE                        200         200      0.002%
JERRY W PRICE & SONDRA IRENE
PRICE J/T                            200         200      0.002%
ANTHONY D PULS & MARGARET E
PULS J/T                             200         200      0.002%
JACK PUMPHREY & BETTY PUMPHREY
J/T                                  100         100      0.001%
HAROLD PUTNEY & GLORIA PUTNEY
J/T                                  200         200      0.002%
GENE QUANDT & KATHY QUANDT J/T      1,000       1,000     0.008%
PHILLIP QUANDT & SUSAN QUANDT
J/T                                  100         100      0.001%
SHERI QUASDORF                       200         200      0.002%
ROGER JOHN QUINT                     300         300      0.002%
GARY E QUIRK & JANIS M QUIRK J/T     200         200      0.002%
RADCLIFFE INVESTMENT CLUB %
WILBUR MOLENDORP                     500         500      0.004%
RADCLIFFE ST JOHNS METHODIST
CHURCH                               400         400      0.003%
LYNN R RAHFELDT & JEAN M
RAHFELDT J/T                         500         500      0.004%
LESLIE R RAISCH                      200         200      0.002%
FRANK M RAMEY & EDNA EILEEN
RAMEY J/T                            800         800      0.007%
MEINARD RAMEYER                      100         100      0.001%
JAMES F RAMLER & LINDA M RAMLER
J/T                                  200         200      0.002%
TIMOTHY W RANCH & CATHEY L
RANCH J/T                           1,000       1,000     0.008%
JAMES Z RANSOM & TRESA RANSOM
J/T                                  400         400      0.003%
TIM RASKA & RENEA RASKA J/T          100         100      0.001%
FRED S RATHER & HELEN L RATHER
J/T                                  200         200      0.002%
LARRY E RAVLIN & JUDITH S
RAVLIN J/T                           100         100      0.001%
ETHEL M REAMES                       100         100      0.001%
LEROY J RECKER & EDNA RECKER J/T     200         200      0.002%
LORRIE J REDDISH & REVA J
REDDISH J/T                          100         100      0.001%
MATTHEW REED & KRISTIN REED J/T      100         100      0.001%
BARTON REINKE & CONNIE REINKE
J/T                                  100         100      0.001%
SUSAN E REISER                       100         100      0.001%
IRMA M REISER & ARTHUR REISER
J/T                                  100         100      0.001%
MERRITT REISETTER                    600         600      0.005%
THOMAS W REISETTER & JANIS F
REISETTER J/T                        100         100      0.001%
JANIS F REISETTER & THOMAS W
REISETTER J/T                        100         100      0.001%
JOHN V REIST                         240         240      0.002%
CHAD A REMMERS                       100         100      0.001%
HAROLD D RENSHAW & BETTY E
RENSHAW J/T                          100         100      0.001%
LINDA L RHOADES                      100         100      0.001%
JEAN M RHODES                        100         100      0.001%
SCOTT RHODES                         400         400      0.003%
NEIL BENJAMIN RICH                   100         100      0.001%
TERRY L RICH                        1,000       1,000     0.008%
DANIEL L RICHARD & PATRICIA L
RICHARD J/T                          200         200      0.002%
DOUGLAS A RICHTER RENELL S
RICHTER J/T                          200         200      0.002%
JAMES RICKY FLETCHER & SALLY
EVA FLETCHER J/T                     100         100      0.001%
RAYMOND H RIENIETS & LORNA M
RIENIETS J/T                         200         200      0.002%
JASON RIENKE                         100         100      0.001%
VIRGINIA ZOE RIERSON                 200         200      0.002%
LINDA D RIES                         200         200      0.002%
JOHN RIGGINS & LUCY RIGGINS J/T      500         500      0.004%
DAVID R RIGGINS & VELMA E
RIGGINS J/T                          400         400      0.003%
DAVID RIGGINS & VELMA RIGGINS
J/T                                  800         800      0.007%
ROBERT E RIGGLE                      100         100      0.001%
JIM RIGGS & SUE RIGGS J/T            100         100      0.001%
JAMES E RILEY & DEANNA D RILEY
J/T                                 1,000       1,000     0.008%
CAPTAIN RICHARD RILEY USN (RET)     1,000       1,000     0.008%
DR NORMAN K RINDERKNECHT             250         250      0.002%
STEVE RINGGENBERG & LINDA
RIGGENBERG J/T                       200         200      0.002%
DUANE RINNAN                         100         100      0.001%
JOANN A RJEDELL                       20          20      0.000%
NANATE DORN ROBBINS                  100         100      0.001%
ALBERT LEE ROBERTS                   200         200      0.002%
CHRIS JAY ROBERTS                    400         400      0.003%
CHRISTINA ROBERTS                    200         200      0.002%
HAROLD L ROBERTS                     100         100      0.001%
REGINALD D ROBERTS                   300         300      0.002%
RONALD L ROBERTS & YVONNE M
ROBERTS J/T                         3,200       3,200     0.026%
ALETHEA ROBINETTE                     60          60      0.000%
DAVID J ROBINETTE                    100         100      0.001%
MICHAEL G ROBINETTE                   50          50      0.000%
RANDALL K ROCKHILL                   100         100      0.001%
KENNY ROEDER                         100         100      0.001%
TODD ROELFS & DEE ROELFS J/T          60          60      0.000%
MICHAEL J ROETHLER                    20          20      0.000%
LORI A ROGERS                       1,000       1,000     0.008%
MICHAEL C ROGERS & KELLI ROGERS
J/T                                  100         100      0.001%
ROBERT ROHLENA                       500         500      0.004%
GARY EUGENE ROLL                     200         200      0.002%
FRANK J ROMAN & PAUL F ROMAN J/T    1,000       1,000     0.008%
JOSEPH W ROMAN SR & FRANK JL
ROMAN J/T                            100         100      0.001%
RANDALL A ROMENS & THERESA G
ROMENS J/T                           200         200      0.002%
DAVID A ROOZEBOOM                    100         100      0.001%
JENNIFER R ROOZEBOOM                 100         100      0.001%
SIDNEY H ROSKENS                     200         200      0.002%
STEVEN ROSKENS                       200         200      0.002%
DELBERT ROSS                         200         200      0.002%
TONY WILLIAM ROSS                    200         200      0.002%
ALVIN ROTTINGHAUS                    100         100      0.001%
ROBERT ROTTINGHAUS & DORIS
ROTTINGHAUS J/T                      400         400      0.003%
KEITH ROTTINGHAUS & JANE
ROTTINGHAUS J/T                      600         600      0.005%
CHARLES A ROTTINGHAUS & RHONDA
L ROTTINGHAUS J/T                   1,800       1,800     0.015%
LAWRENCE ROUW & DONNA F ROUW J/T    1,000       1,000     0.008%
LEROY G ROUW & KAREN K ROUW J/T      100         100      0.001%
MELVIN HARTMAN ROZELLA HARTMAN
FAMILY TRUST                         100         100      0.001%
ROXY C RUBENDALL                      20          20      0.000%
ALLEN RUDY & MARGARET RUDY J/T       200         200      0.002%
WILLIAM E RUHS & NANCY A RUHS
J/T                                  300         300      0.002%
STEPHEN D RUNNER                    1,000       1,000     0.008%
ROBERT D RUNYON                     3,000       3,000     0.025%
DELORES J RUS & CHARLES L RUS
ROTH IRA                             400         400      0.003%
ROBERT H RUSER & SHIRLEY A
RUSER J/T                            200         200      0.002%
KEVIN RYAN                           100         100      0.001%
MICHAEL L RYAN & TIMOTHY M RYAN
J/T                                  100         100      0.001%
HELEN M SAGAR & JOHN L SAGAR J/T     200         200      0.002%
SCOTT A SAGE                         600         600      0.005%
DOUGLAS H SAGE & KAY J SAGE J/T     2,000       2,000     0.016%
MIKE SALZMAN                         400         400      0.003%
DAVID R SANDAHL                      620         620      0.005%
RON L SANDKAMP & CAROLYN
PHILLIPS-SANDKAMP J/T                300         300      0.002%
LINDA L SAWIN                        100         100      0.001%
STEVEN C SAXTON                      200         200      0.002%
SEAN SAXTON & BETH SAXTON J/T        200         200      0.002%
SCENIC CITY STOCKING STUFFERS        200         200      0.002%
GARY R SCHAEFER                      200         200      0.002%
LAURIE SCHAFER & CHRIS SCHAFER
J/T                                  100         100      0.001%
VIRGIL DEAN SCHEFFERT & JANICE
K SCHEFFERT J/T                     4,000       4,000     0.033%
JAMES SCHEMMEL & KAREN SCHEMMEL
J/T                                  200         200      0.002%
IRVIN SCHICK                         100         100      0.001%
DANIEL SCHIRM                        100         100      0.001%
DANIEL JAY SCHIRM                    200         200      0.002%
DOUGLAS P SCHLADER                   200         200      0.002%
JOHN E SCHLEMMER & DONNA L
SCHLEMMER J/T                        500         500      0.004%
JEFFREY L SCHLEMMER & KRIS R
SCHLEMMER J/T                        200         200      0.002%
LLOYD SCHLUMBOHM & SANDY
SCHLUMBOHM J/T                       200         200      0.002%
RAYMOND SCHMIDT & JEAN SCHMIDT
J/T                                  100         100      0.001%
DAVID A SCHMITT                      200         200      0.002%
LELAND M SCHMITZ                     500         500      0.004%
LOUIS W SCHMITZ                     1,000       1,000     0.008%
JACK R SCHMOLL & BARBARA L
SCHMOLL J/T                          200         200      0.002%
KEVIN L SCHNARR                     1,800       1,800     0.015%
RONALD A SCHNECK & CAROL J
SCHNECK J/T                          500         500      0.004%
NANCY SCHNEIDER & RICHARD
SCHNEIDER J/T                        100         100      0.001%
MICHELE M SCHNOES & BRIAN L
SCHNOES J/T                          100         100      0.001%
STEVE D SCHNORMEIER                  200         200      0.002%
MELVIN SCHOEPPNER                    100         100      0.001%
MELVIN SCHOEPTNER                    100         100      0.001%
DAWN SCHOPPE                         300         300      0.002%
MARILYNN K SCHOPPE & DARYL A
SCHOPPE J/T                         1,400       1,400     0.011%
DANA SCHOPPE & MARILYNN & DARYL
SCHOPPE J/T                          100         100      0.001%
GARY A SCHREIBER & BARBARA A
SCHREIBER J/T                        200         200      0.002%
KEVIN SCHROCK                        400         400      0.003%
NANCY SCHROCK                        300         300      0.002%
TIMOTHY DANIEL SCHROCK               400         400      0.003%
M ROBERT SCHRODER                    100         100      0.001%
CLEM SCHROEDER                      1,473       1,473     0.012%
DON W SCHROEDER                      100         100      0.001%
CLEM SCHROEDER & DEBBI HARGADON
J/T                                  601         601      0.005%
DENNIS L SCHROEDER & JEANETTE A
HARTUNG-SCHROEDER                    100         100      0.001%
MARILYN J SCHRUM                     100         100      0.001%
RONALD C SCHUELLER & DORIS D
SCHUELLER J/T                        100         100      0.001%
GRANT WYATT SCHULTZ                  200         200      0.002%
WAYNE M SCHULTZ & BETTY J
SCHULTZ                              100         100      0.001%
WAYNE M SCHULTZ & BETTY J
SCHULTZ J/T                          100         100      0.001%
DAKIN S SCHULTZ & CURTH SCHULTZ
J/T                                  100         100      0.001%
DENTON E SCHULTZ & JOAN L
SCHULTZ J/T                         1,600       1,600     0.013%
LEON SCHWARTZ & SHARON SCHWARTZ
J/T                                  100         100      0.001%
VICTOR F SCHWEER                     200         200      0.002%
JOHN J SCIESZINSKI & BRENDRA L
SCIESZINSKI J/T                      100         100      0.001%
ALICE A SCOTT                        200         200      0.002%
RANDY J SCOTT                        200         200      0.002%
JEFFREY ALAN SCOTT & KIMBERLY
ANN SCOTT J/T                        100         100      0.001%
RONY C SEARS & SUSAN R SEARS J/T     500         500      0.004%
LARRY SEBETKA & KAY SEBETKA J/T      240         240      0.002%
KENNETH H SEEMANN & JULIE D
SEEMANN J/T                          200         200      0.002%
MARK D SEIVERT & MELISSA A
SEIVERT J/T                          100         100      0.001%
BETTY N SERAN                        700         700      0.006%
WILLIAM B SEVENBERGEN JR &
SUZANNE L SEVENBERGEN J/T            200         200      0.002%
JOANN M SEVERIN & JOHN F
SEVERIN J/T                          400         400      0.003%
JEFFREY H SEVERSEIKE & LISA M
SEVERSEIKE J/T                       400         400      0.003%
SEVERSEIKE TRUCKING                  400         400      0.003%
JAMES R SEVERSON & CHERYL K
SEVERSON J/T                         300         300      0.002%
STAN SEVERSON & ROXANN DITTME
J/T                                  300         300      0.002%
STAN SEVERSON & ROXANN DITTMER
J/T                                  700         700      0.006%
LYLE G SEYDEL                        500         500      0.004%
DALE A SHAFER & DEBORAH A
SHAFER J/T                           100         100      0.001%
KENNETH A SHANDRI & BARBARA P
SHANDRI J/T                          600         600      0.005%
OLIN L SHANE & KATHERINE J
SHANE J/T                            100         100      0.001%
KIMBERLY J SHARAN                    100         100      0.001%
LINCOLN SHARAR                       500         500      0.004%
DOUGLAS GLEN SHEELEY & NEDRA
SUE SHEELEY J/T                      100         100      0.001%
RONALD D SHELLEY & MARLENE A
SHELLEY J/T                          400         400      0.003%
BILLIE SHELTON                       100         100      0.001%
HELEN L SHELTON                      100         100      0.001%
DAVID D SHEPARD & TRUDY M
SHEPARD J/T                          200         200      0.002%
JERRY SHINN                          200         200      0.002%
TINDAL SHOLTZ & LEE ANN SHOLTZ
J/T                                  100         100      0.001%
CHARLES M SHORE & RUTH M SHORE
J/T                                  100         100      0.001%
RPBERT LEON SHOUP & MARGARET
HELEN SHOUP J/T                      200         200      0.002%
JOHN W SHOUP & MARGARET SHOUP
J/T                                  100         100      0.001%
KELLY SHRYOCK & DAWN SCHEEL J/T      100         100      0.001%
PAMELA SHUGAR                        500         500      0.004%
HARRY F SILBHUGH & JANET K
SILBHUGH J/T                         100         100      0.001%
RICKIE W SILVEST & KATHLEEN A
SILVEST J/T                          100         100      0.001%
DOUGLAS SIMMONS & PAMELA
SIMMONS J/T                          200         200      0.002%
JEFFREY SIMONEAU & MICHELLE L
SIMONEAU J/T                         200         200      0.002%
LEONARD W SIMONS & MARY A
SIMONS J/T                           150         150      0.001%
DAVID SIMPSON                        200         200      0.002%
MICHAEL SINGER                      4,000       4,000     0.033%
FRANK B SINGER & BETTY W SINGER
J/T                                  300         300      0.002%
MICHAEL SINGER & JOANIE SINGER
J/T                                 2,000       2,000     0.016%
REGINA SINNOTT                       100         100      0.001%
SIOUXLAND INVESTMENT CHICKS          100         100      0.001%
THOMAS L SIX & LINDA A SIX J/T       200         200      0.002%
KEVIN SKARTVEAT                      100         100      0.001%
BRIAN SKARTVEDT                      100         100      0.001%
PAUL SKARTVEDT & SHANNON
SKARTVEDT J/T                        100         100      0.001%
STEVEN M SKARTVEDT (KEVIN R
SKARTVEDT)                           100         100      0.001%
C A SKAUGSTAD M D                   2,000       2,000     0.016%
JOAN L SKOGLUND                      100         100      0.001%
JOHN SKUGLUND                        200         200      0.002%
JERRY SLYKHUIS & MATTHEW
SLYKHUIS J/T                         100         100      0.001%
STEVEN V SMALL & TERESA M SMALL
J/T                                  600         600      0.005%
MARY M SMART                         100         100      0.001%
JODI SMILEY                          200         200      0.002%
DENNIS S SMITH                      1,000       1,000     0.008%
DOREEN SMITH                         400         400      0.003%
GEORGE SMITH                         100         100      0.001%
MICHAEL J SMITH                      100         100      0.001%
ROBERT J SMITH & CAROL R SMITH
J/T                                  100         100      0.001%
BEVERLY J SMITH & CHARLES L
POWER J/T                            300         300      0.002%
RANDALL D SMITH & JASON L VAN
FOSSON J/T                           100         100      0.001%
ROBERT SMITH & JEAN SMITH J/T        200         200      0.002%
KEITH ALLEN SMITH & JEANNIE
MARIE SMITH J/T                      600         600      0.005%
DC SMITH & LUCILLE E SMITH J/T       200         200      0.002%
BENJAMIN SMITH & MICHELLE SMITH
J/T                                  100         100      0.001%
O  VERNON SMITH & ROBERTA L
SMITH J/T                            200         200      0.002%
PAUL Q SMITH & SUSAN E
Q'BRIEN-SMITH J/T                    300         300      0.002%
COLLIN DEE SMITH FBO KEITH
ALLEN SMITH UGMA                     200         200      0.002%
ROBERT M SMYTH                       100         100      0.001%
MARILYN C SNYDER                      70          70      0.001%
MARK RICHARD SNYDER                   10          10      0.000%
MARY ROSE SNYDER                      10          10      0.000%
MICHAEL JOSEPH SNYDER                 10          10      0.000%
LARRY L SNYDER & SALLY J SNYDER
J/T                                  200         200      0.002%
ARLEN L SODAHL                       100         100      0.001%
THOMAS J SOENEN                      200         200      0.002%
MCDOWELL & SONS LIME CO             2,000       2,000     0.016%
JOHN J SOULIS & DIXIE M SOULIS
J/T                                  100         100      0.001%
JAMI L SPAID                          10          10      0.000%
JIM L SPAID                           20          20      0.000%
DIANA D SPARKS                       100         100      0.001%
SCOTT O SPICER & PAT A SPICER
J/T                                  200         200      0.002%
JAMES W SPRY & NANCY D SPRY J/T      200         200      0.002%
COLLEEN ANN STAGGS & ROBERT
PAUL STAGGS CO TR OF THE COLLEE      200         200      0.002%
BETTY L STALEY & WILLIAM C
STALEY J/T                           100         100      0.001%
DARYL STALL & DONNA STALL J/T        400         400      0.003%
ALLAN STANDORF & SANDRA
STANDORF J/T                         100         100      0.001%
RAY STANGELAND                       100         100      0.001%
LARRY E STANTON & PATRICIA L
STANTON J/T                          200         200      0.002%
ALAN F STAPLES & JUDY M STAPLES
J/T                                  100         100      0.001%
TERRY L STEDING & THERESA M
STEDING J/T                         1,000       1,000     0.008%
WILLIAM A STEEL & FLORENCE
STEEL J/T                            200         200      0.002%
JODY W STEELMAN & SHARON L
STEELMAN J/T                         200         200      0.002%
JIM STEFFENSMEIER & CAROLYN
STEFFENSMEIER J/T                    100         100      0.001%
ROBERT J STEINBACH & KATHY J
STEINBACK J/T                        100         100      0.001%
FRANK STEINBACH III & LISA K.
STEINBACH J/T                        100         100      0.001%
MATTHEW W STEITZER & JULIE C
STEITZER J/T                         100         100      0.001%
MARK STELTER & JENNIFER STELTER
J/T                                  500         500      0.004%
RUSSEL STENSLAND & MARJORIE EA
STENSLAND J/T                        200         200      0.002%
STEVE STEPHAN                        100         100      0.001%
JACOB R STERNBERG & LEIGH A
ROLLINS J/T                          100         100      0.001%
RICK I STERNBERG & MARSHA M
STERNBERG J/T                        100         100      0.001%
MARK STEWART                         200         200      0.002%
LARRY J STIENBLOCK & ELIZABETH
A STIENBLOCK J/T                     100         100      0.001%
GARY STIENBLOCK & ROSE
STIENBLOCK J/T                       100         100      0.001%
BRIAN K STILLE & KARLA J STILLE
J/T                                  300         300      0.002%
WESLEY STILLER & CAROLYN
STILLER J/T                          100         100      0.001%
KEN STOCK                            800         800      0.007%
STOCK BUSTERS INVESTMENT CLUB        100         100      0.001%
RAYMOND STOCKDALE                   4,000       4,000     0.033%
FRED STOEKER                         400         400      0.003%
ERNEST L STOERMER & JANICE L
STOERMER J/T                         400         400      0.003%
WALTER E STOHLGREN                   400         400      0.003%
FRANCES J STOHLGREN FAMILY
TRUST JUNE 23, 1992                  600         600      0.005%
JANET G STOKESBARY                   200         200      0.002%
PAMELA A STOLEE & MARCUS S
STOLEE J/T                           100         100      0.001%
C R STOLTENOW & SANDRA J
STOLTENOW J/T                        200         200      0.002%
PAUL R STONER & ESTHER STONER
J/T                                  100         100      0.001%
JANE STOREY                          400         400      0.003%
RICK D STORJOHANN & BARBARA J
STORJOHANN J/T                       400         400      0.003%
STORM FLYING SERVICE                2,000       2,000     0.016%
MATT STRASSER & JESSICA
STRASSER J/T                         100         100      0.001%
DENNIS A STRAUBE & CYNTHIS J
STRAUBE J/T                          100         100      0.001%
NICHOLAS STREFF                      100         100      0.001%
JEAN A STROTTMANN                    200         200      0.002%
M PAUL STROTTMANN                    700         700      0.006%
ROBERT A STRUBLE & KATHLEEN M
STRUBLE J/T                          100         100      0.001%
RICHARD L STRUBLE & PAT STRUBLE
J/T                                  100         100      0.001%
SHARON K STRUTZENBERG                100         100      0.001%
MATTHEW STUART                       100         100      0.001%
REECE STUART lll                     500         500      0.004%
JAMES DALE STUCKER & ANNA SUE
STUCKER J/T                          100         100      0.001%
SCOTT STUECKRADT                     100         100      0.001%
STEVE STUECKRADT & ELEANOR
STUECKRADT J/T                       100         100      0.001%
DOUGLAS L STURTZ                     200         200      0.002%
SHIRLEEN STURTZ & DOUGLAS
STURTZ J/T                           200         200      0.002%
BRIAN S STURTZ & TERRY J STURTZ
& MICHAEL D STURTZ & JENNIFER K
S                                    200         200      0.002%
DAVID D STURTZ & NORMA JOAN
STURTZ J/T                           200         200      0.002%
DENNIS SULT                         2,000       2,000     0.016%
ALBERT WJ SUNDT & WENDY L SUNDT
J/T                                  100         100      0.001%
KATHY ANN SURBRUGG                    50          50      0.000%
JAMES SWAN                          2,100       2,100     0.017%
KENNETH A SWANEY & BETTY A
SWANEY J/T                           200         200      0.002%
JOHN SWARTZ & JUDITH SWARTZ REV
TR DTD APRIL 27                      400         400      0.003%
TONY A SWARTZENDRUBER                200         200      0.002%
DONALD SWEDBERG & MARJORIE
SWEDBERG J/T                         200         200      0.002%
DALE SWENSON                         100         100      0.001%
ROBERT S SWENSON & PAMELA L
SWENSON J/T                         1,000       1,000     0.008%
EDWARD D SWINGER                     100         100      0.001%
SYNHORST LIVESTOCK & GRAIN INC       500         500      0.004%
KEVIN SYVERSON & MARSHA
SYVERSON J/T                         200         200      0.002%
RICHARD TAFT & TRISH TAFT J/T        300         300      0.002%
MARK TAKES                           300         300      0.002%
JOSEPH R TAMSE                       500         500      0.004%
KIRT D TAYLOR & RITA J TAYLOR
J/T                                  100         100      0.001%
TEAM DODGE INVESTMENT CLUB           100         100      0.001%
THOMPSON L TEASDALE & MARJORIE
J TEASDALE J/T                       200         200      0.002%
RODNEY D TEEGARDEN                   100         100      0.001%
WALTER G TEGTMEIER                   100         100      0.001%
STEPHEN J TEMPEL                     200         200      0.002%
MELVIN R TEMPLE SR & DONNA L
TEMPLE J/T                           100         100      0.001%
TEN BUCKS PARTNERSHIP                200         200      0.002%
MARK A TERPSTRA                      200         200      0.002%
STEVEN C TERPSTRA & JULIA A
TERPSTRA J/T                         200         200      0.002%
BOB E TERRY & CRAIG ALLEN TERRY
J/T                                  100         100      0.001%
BOB E TERRY & KATHY L TERRY J/T      300         300      0.002%
CECIL S TESDAHL & JEAN L
TESDAHL J/T                          100         100      0.001%
ROBERT H TESKE & LAVINE A TESKE
J/T                                  400         400      0.003%
GEORGE W THARP & CAROLINE ANN
THARP J/T                            100         100      0.001%
CAROLINE ANN THARP & GEORGE W
THARP J/T                            100         100      0.001%
MERLIN E THEIS                       300         300      0.002%
GARY M THELEN                        200         200      0.002%
JAMES L THEYER & CHERYL D
THAYER J/T                           100         100      0.001%
DAVID R THIELEKE                     300         300      0.002%
CARLA THIELEN & MICHAEL THIELEN
J/T                                  100         100      0.001%
ALBERTA THIEN                        100         100      0.001%
JEFFREY L THOMAS                     100         100      0.001%
MERLYN E THOMPSON                     20          20      0.000%
TERRY L THOMPSON                     200         200      0.002%
HAROLD D THOMPSON & BEVERLY M
THOMPSON J/T                        1,200       1,200     0.010%
RICHARD H THOMPSON & ESTHER R
THOMPSON J/T                         200         200      0.002%
CECIL J THOMPSON & ILENE E
THOMPSON J/T                         400         400      0.003%
MARVIN K THOMPSON & JANET L
THOMPSON J/T                         100         100      0.001%
GREGORY D THOMPSON & KATHLEEN S
THOMPSON J/T                         400         400      0.003%
CLYDE R THOMPSON & SANDRA M
THOMPSON J/T                         400         400      0.003%
PHILIP M THOMPSON & SUSAN L
THOMPSON J/T                         100         100      0.001%
LEW W THROSSEL                      1,000       1,000     0.008%
JAMES G TIBBOTT                      400         400      0.003%
ALLEN TIBBS & JACQUELINE TIBBS
J/T                                  200         200      0.002%
LUKE J TIBBS & LISA J TIBBS J/T      200         200      0.002%
KENNETH TIETJE & DEBORAH TIETJE
J/T                                  100         100      0.001%
TKODERT PARTNERSHIP                  600         600      0.005%
JAMES D TODD & DEBORA L TODD J/T     100         100      0.001%
DAVE TOFT                            100         100      0.001%
ALLEN R TOMASZEK & MARGARET L
TOMASZEK J/T                         100         100      0.001%
PAUL TONDERUM                        500         500      0.004%
TONICO LLC                          1,000       1,000     0.008%
MARI BETH TOOMSEN                    200         200      0.002%
JOHN TOOMSEN & GRACE TOOMSEN J/T     200         200      0.002%
CALVIN TOPP                          100         100      0.001%
KARENE M TOPP                        400         400      0.003%
MATT B TOPP                         1,000       1,000     0.008%
RAYNOLD TOPP                        1,200       1,200     0.010%
ROSE TOPP                            400         400      0.003%
STEVEN D TOPP & STACEY L
JACOBSON J/T                         100         100      0.001%
STEVEN E TORGERSON & JOANN R
TORGERSON J/T                        100         100      0.001%
STEVE TORNQUIST                      100         100      0.001%
STEPHEN H TOST & DIANE R TOST
J/T                                  400         400      0.003%
STEVEN E TOYNE                       200         200      0.002%
DENNIS G TRENARY                     200         200      0.002%
RONALD L TRENARY & JOAN M
TRENARY J/T                          100         100      0.001%
RONALD TRENARY & KRISTINE
TRENARY J/T                          100         100      0.001%
JERRY J TRITTIEN                    1,000       1,000     0.008%
L DENNIS TROLLOPE & JOYCE
TROLLOPE J/T                         400         400      0.003%
LOREN TUNGESVICK                     100         100      0.001%
KIA M TUNGESVIK                      100         100      0.001%
LOREN R TUNGESVIK & MARY JO
TUNGESVIK J/T                       2,000       2,000     0.016%
KATHLEEN JO TURNER                   100         100      0.001%
DAVID A TURNER & DEANNA TURNER
J/T                                  200         200      0.002%
GARY LEE TUXHORN                     100         100      0.001%
DONALD L TWEDT                       100         100      0.001%
KAREN J TWEDT                        100         100      0.001%
TOBAN M TYLER                        100         100      0.001%
SIDNEY E TYLER & JANE C TYLER
J/T                                  100         100      0.001%
CHARLES E TYRREL                     800         800      0.007%
DALE UBBEN                           100         100      0.001%
DALE UBBEN & LORI UBBEN J/T          100         100      0.001%
DALE UBBEN C/F MACY L UBBEN
UTMA IA                              100         100      0.001%
PAUL B UBBEN SHARON A UBBEN
PARTNERSHIP                          200         200      0.002%
EVERETT UHRHAMMER                     50          50      0.000%
W ALLAN UHRHAMMER                   2,000       2,000     0.016%
JAMES J ULBRICH                      100         100      0.001%
KENNETH ULFERS                       400         400      0.003%
MARY ANN UMSCHEID                    100         100      0.001%
GEORGE E UMSCHEID & TERESA  A
UMSCHEID J/T                         400         400      0.003%
REUBEN D UNSETH                      200         200      0.002%
ANDREW UNSETH & ELAINE UNSETH
J/T                                  400         400      0.003%
NATHAN UNSETH & RUTH UNSETH J/T      100         100      0.001%
US BANCORP PIPER JAFFRAY C/FBO
LINDSAY R UPCHUR                     500         500      0.004%
DENNIS W USHER                       100         100      0.001%
JUDITH A USHER                       100         100      0.001%
STEVEN C USHER & ROSEMARY L
USHER J/T                            100         100      0.001%
MATTHEW DAVID USHER & TINA
MARIE USHER J/T                      200         200      0.002%
ARVID L VALEN & DM VALEN J/T         500         500      0.004%
VICTORIA ANN VALLEY                  300         300      0.002%
ALVIN W VAN DEEST                   1,500       1,500     0.012%
BENJAMIN J VAN DEEST                1,600       1,600     0.013%
KAMERON F VAN DEEST                  400         400      0.003%
KIMBERLY W VAN DEEST                 600         600      0.005%
KIPP L VAN DEEST                     400         400      0.003%
NORMAN VAN DEEST & JOYCE VAN
DEEST J/T                            200         200      0.002%
RONALD JAMES VAN DEEST GENNEP &
DORIS JANET VAN GENNEP J/T           200         200      0.002%
DOUG VAN GORKOM & SUSAN VAN
GORKOM J/T                           400         400      0.003%
CURTIS VAN GORP                      200         200      0.002%
BARBARA J VAN HAAFTEN                100         100      0.001%
VAN HAUEN AUTO & TRUCK INC           200         200      0.002%
JUNE VAN OORT                        100         100      0.001%
JOSEPH H VAN OORT                    100         100      0.001%
MANDY VAN OORT                       100         100      0.001%
MIKE VAN OORT                        100         100      0.001%
RICHARD J VAN OORT                   100         100      0.001%
NOLAN J VAN OTTERLOO JULIE B
VAN OTTERLOO J/T                     100         100      0.001%
CHRIS VAN SCHEPEN                    400         400      0.003%
DONALD L VANA & JUDY L VANA J/T      200         200      0.002%
MARK W VANDER SCHEL & NELLIE M
VANDER SCHEL J/T                    1,000       1,000     0.008%
RICHARD G VANDER WEL                 100         100      0.001%
DENNIS J VANDERHEI & MARILYN J
VANDERHEI J/T                        200         200      0.002%
MARLYS J VANEVERY                    100         100      0.001%
WADE VANHAUEN & LAREE VANHAUEN      1,000       1,000     0.008%
DENNIS VANLANINGHAM & JUANITA
VANLANINGHAM J/T                     100         100      0.001%
MARK A VANPELT                       100         100      0.001%
CHARLES VANSICE & LINDA VANSICE
J/T                                  100         100      0.001%
LEONE D VARGASON & LYNN M
VARGASON J/T                         200         200      0.002%
LOIS VARLAND                         600         600      0.005%
THOMAS J VARNUM                      600         600      0.005%
JUDY VASKE & BRIAN VASKE J/T         200         200      0.002%
GEORGE L VASS & ELSA J
KAPLAN-VASS J/T                      100         100      0.001%
ROBERT L VAUGHAN & MORGAN
SIERRA VAUGHAN J/T                   300         300      0.002%
JORDAN J VAUGHAN FBO JAN
VAUGHAN CUST                         100         100      0.001%
LARRY G VAUX                         200         200      0.002%
GARY VAVRICEK & CARLENE
VAVRICEK J/T                         100         100      0.001%
RUFUS L VAWTER JR                    100         100      0.001%
G MATTHEW VEON                       300         300      0.002%
MARTHA M VEON                        500         500      0.004%
DWIGHT E VER STEEGT                  100         100      0.001%
ROBERT D VERNON & MARIAN K
VERNON J/T                          1,000       1,000     0.008%
ABE J VIDAL                          300         300      0.002%
STEVEN J VITIRITTO & SHEILA J
VITIRITTO J/T                        200         200      0.002%
GARY VOLKERT                         200         200      0.002%
MARJORIE W VORLAND                   600         600      0.005%
CURTIS VORWALD & KAY VORWALD J/T    1,000       1,000     0.008%
MICHAEL D WADE                       100         100      0.001%
KATHERINE ANN WADLE                  100         100      0.001%
KEVIN J WADLE                        400         400      0.003%
JUDITH W WAGNER                      300         300      0.002%
TINA LOUISE WAGNER                   100         100      0.001%
BILL L WAKEFIELD & PAULA J
WAKEFIELD J/T                        100         100      0.001%
JOAN WAKEMAN & MATT WAKEMAN J/T      100         100      0.001%
ROBERT G WALDO                       200         200      0.002%
JOHN J WALDRON & MARY ANNETTE
WALDRON J/T                          500         500      0.004%
RONALD ALLEN WALINE                  300         300      0.002%
MIKE WALKER                          100         100      0.001%
GROVER WALKER & FLORENCE WALKER
J/T                                  100         100      0.001%
ARTHUR M WALL                        500         500      0.004%
DWAYNE WALLUKAIT & LORNA
WALLUKAIT J/T                        300         300      0.002%
R MICHAEL WALSH                     1,000       1,000     0.008%
MARK A WALTER & CURT A BEAN TIC      200         200      0.002%
TODD J WALTON                        400         400      0.003%
CHESTER D WARD                       100         100      0.001%
DANNY J WARD                         100         100      0.001%
JOSEPH C WARD                        100         100      0.001%
ROBERT J WARD & ROBERTA K WARD
J/T                                  100         100      0.001%
JEFF WARFORD & BETH WARFORD J/T      500         500      0.004%
GARRETT L WARNER                     100         100      0.001%
LON WARREN                           200         200      0.002%
DENNIS A WAY & LINDA F WAY J/T      1,400       1,400     0.011%
DAVID M WAYTENICK & KAREN S
WAYTENICK J/T                        200         200      0.002%
TRAVIS WEARDA                        100         100      0.001%
KENNETH H WEBB & MARVEL P WEBB
J/T                                  200         200      0.002%
MRS HENRY A WEBBER                   500         500      0.004%
DARWIN A WEBER                       100         100      0.001%
RICHARD A WEBER & JANET E WEBER
J/T                                  400         400      0.003%
JAMES E WEBER & LINDA M WEBER
J/T                                  200         200      0.002%
WARREN WEBER & MARILYN WEBER J/T     200         200      0.002%
JON WEEKS                            100         100      0.001%
DRU WEIDNER                          100         100      0.001%
GAYLE WEIDNER                        100         100      0.001%
KENNETH E WEINRICK & RUTH
WEINRICK J/T                         200         200      0.002%
JERRY A WELLS & CAROL WELLS J/T     1,000       1,000     0.008%
JAMES WELSH & MARY I WELSH J/T       200         200      0.002%
ALAN WELTER                          100         100      0.001%
DANIEL WELTER                        200         200      0.002%
LES WELTER                           300         300      0.002%
JAMES J WELTER & DENISE M
WELTER J/T                           200         200      0.002%
JOHN WELTER & TAMI WELTER J/T        100         100      0.001%
PAUL D WENTE                         400         400      0.003%
YVONNE M WENTE                       400         400      0.003%
BRENDA LYNN WERNING                  100         100      0.001%
FREDERICK J WESSELS & MARY A
WESSELS J/T                          100         100      0.001%
LADD WESSELS & MARY LEE WESSELS
J/T                                  200         200      0.002%
PHILIP P WEST & SHAWNNL WEST J/T     200         200      0.002%
PENNY L WESTERN                      200         200      0.002%
HANNA B WESTON & CHARLES H
NADLER J/T                           100         100      0.001%
JAMES F WESTPHAL & ELAINE R
WESTPHAL J/T                         400         400      0.003%
MARK WESTRUM                         100         100      0.001%
ROBERT L WESTRUM & JANET L
WESTRUM J/T                          500         500      0.004%
JAMES T WHEELER & GINA WHEELER
J/T                                  100         100      0.001%
DOULGAS WHEELER & KATHRYN
WHEELER J/T                          100         100      0.001%
JASON WADE WHEELOCK                  100         100      0.001%
G A WHETSTINE                        100         100      0.001%
GALE S WHITACRE                      300         300      0.002%
ROBERT D WHITAKER & CONNIE K
WHITAKER TIC                         100         100      0.001%
DENISE M WHITE                       100         100      0.001%
KATHERINE R WHITE                     50          50      0.000%
RICHARD L WHITE                      400         400      0.003%
JERRY WHITE & SANDRA WHITE J/T       100         100      0.001%
JEFF L WHITHAM & LAURY E
WHITHAM J/T                         1,000       1,000     0.008%
LLOYD V WHITING & DEDEE A
WHITING J/T                          150         150      0.001%
HUGH D WHITLATCH                     100         100      0.001%
GLENN CRAIG WHITNEY                  100         100      0.001%
IRENE M WHITSON                      500         500      0.004%
DENNIS W WHITSON & IRENE M
WHITSON J/T                          200         200      0.002%
ARTHUR B WHITWORTH                   100         100      0.001%
THOMAS D WIARDA                      100         100      0.001%
JOHN A WIBHOLM                       200         200      0.002%
DANIEL WICHHART & KRISTY
WICHHART J/T                        1,000       1,000     0.008%
CHAD C WICKS                        1,000       1,000     0.008%
MAVIS J WIDLUND                      200         200      0.002%
DOUG L WIERSON & PEGGY J
WIERSON J/T                          100         100      0.001%
DONALD B WILCOX & GENEVA M
WILCOX J/T                          1,000       1,000     0.008%
DAVID J WILHELM & BETHEL R
WILHELM J/T                          400         400      0.003%
GREGORY E WILKIE & KIMBERLY R
WILKIE J/T                           400         400      0.003%
LAVERNE D WILL                       160         160      0.001%
KENNETH B WILLEMS & BECKY
WILLEMS J/T                          600         600      0.005%
DANIEL C WILLEMS & CHERRIE K
WILLEMS J/T                          400         400      0.003%
JOHN ARTHUR WILLEMS & DANIEL
CLARK WILLEMS J/T                    600         600      0.005%
ARTHUR L WILLEMS & JUDITH E
WILLEMS J/T                          500         500      0.004%
RONALD V WILLEMS & LANETTE F
WILLEMS J/T                         1,100       1,100     0.009%
RORY WILLETT                         600         600      0.005%
BLAKE C WILLIAMS                     100         100      0.001%
CURTIS WILLIAMS                      300         300      0.002%
JAMES WILLIAMS                       100         100      0.001%
KENNETH W WILLIAMS                   200         200      0.002%
SCOTT EARL WILLIAMS                  300         300      0.002%
PAUL L WILLIAMS & ALICE M
WILLIAMS J/T                         100         100      0.001%
MIKE WILLIAMS & DOREEN WILLIAMS
J/T                                 1,000       1,000     0.008%
CURTIS WILLIAMS & JAIME
WILLIAMS  J/T                        100         100      0.001%
JAMES WILLIAMS & JERRY DEAN
GRIFFIN J/T                          200         200      0.002%
CURTIS WILLIAMS & JESSICA
WILLIAMS  J/T                        100         100      0.001%
CURTIS WILLIAMS & JILL
WILLIAMS  J/T                        100         100      0.001%
SCOTT E WILLIAMS & MARLA K
WILLIAMS J/T                         300         300      0.002%
ELDON WILLIS                         200         200      0.002%
CAROLE RODBERG WILLIS, C OLSON,
R RODBERG & JULIE BIRKHOLZ &         200         200      0.002%
DAVID JOHN WILLITS                   200         200      0.002%
MARILYN MORRISON WILLITS            1,000       1,000     0.008%
WADE A WILSON                       2,000       2,000     0.016%
DAVID G WILSON & JENNIFER L
WILSON J/T                           200         200      0.002%
DENNIS H WILSON & LORRI A
WILSON J/T                           100         100      0.001%
WILLIAM D WILSON & PEGGY M
WILSON J/T                           100         100      0.001%
BERNARD J WILWERDING & MARY E
WILWERDING J/T                       200         200      0.002%
DONALD N WINGROVE                    150         150      0.001%
GAIL WINKELPLECK                    2,000       2,000     0.016%
BERNARD R WINKLER & ALICE J
WINKLER J/T                          300         300      0.002%
KELLY J WINN & DANIEL T WINN J/T    1,000       1,000     0.008%
MARION WINN & DELORES WINN J/T      1,000       1,000     0.008%
RICHARD D WINTER & SHARON K
WINTER J/T                           200         200      0.002%
GARY L WINTERHOF & KIM A
WINTERHOF J/T                        100         100      0.001%
AARON WIRTH                          100         100      0.001%
PAUL L WIRTH & CARMEN C WIRTH
J/T                                  300         300      0.002%
ROBERT P WISE & MARY LEE WISE
J/T                                  200         200      0.002%
JAMES R WITHROW & JAMIE W
WITHROW J/T                          500         500      0.004%
WOLF CREED INVESTMENT CLUB           100         100      0.001%
JASON WOLFE                          600         600      0.005%
WILLIAM  C WOLFE & LINDA C
WOLFE J/T                            100         100      0.001%
SHAWN D WOLFE & SHAUN D WOLFE
J/T                                  100         100      0.001%
LYLE R WOLFF & MARY R WOLFF J/T      200         200      0.002%
CRAIG A WOOD & DOROTHY J WOOD
J/T                                 1,000       1,000     0.008%
STACIE A WOODS & BRYCE M  WOODS
J/T                                  300         300      0.002%
BRIAN J WOSTER                       200         200      0.002%
CECIL G WRAGE                        100         100      0.001%
RICHARD L WRIGHT                    1,000       1,000     0.008%
JACK WRIGHT & DOROTHY WRIGHT J/T     400         400      0.003%
MURRAY WYKLE                         200         200      0.002%
RANDY VAN WYNGARDEN                  100         100      0.001%
DAMON  A YAEGER & KATHY YAEGER
J/T                                  200         200      0.002%
ROBERT L YEAGER JR                   100         100      0.001%
MICHAEL J YETMAR & KATHRYN R
YETMAR J/T                           150         150      0.001%
DENNIS R YODER                       100         100      0.001%
BRIAN K YORK                         300         300      0.002%
KENNETH D YOUNG                      100         100      0.001%
RUTH YOUNG                           100         100      0.001%
ROGER ZAHRT & BEVERLY ZAHRT J/T       50          50      0.000%
DIRK M ZAISER                        200         200      0.002%
ARNHILD M ZAISER & DIRK M
ZAISER & REX D ZAISER J/T            200         200      0.002%
EDWARD T ZALETEL & NANCY J
ZALETEL TIC                          200         200      0.002%
PATRICK S ZEDRICK & PAMELA G
ZEDRICK J/T                          200         200      0.002%
JUDY L ZEGERS & MURRAY D ZEGERS
J/T                                  100         100      0.001%
SHIRLEY C ZIEBELL & BRUCE A &
STEVEN M ZIEBELL & ANDREA L LA       100         100      0.001%
MICHAEL W ZIMMERMAN & SHARON D
ZIMMERMAN J/T                        100         100      0.001%
CORY J ZORN                          400         400      0.003%
VICTOR L ZORN MARY L ZORN J/T        200         200      0.002%
JANET A ZOSKE                        200         200      0.002%
LUVERNE ZOSS & KATHRYN INEZ
ZOSS J/T                             140         140      0.001%
RICHARD ANTHONY ZROSTLIK &
JOANNE ELLEN ZROSTLIK J/T            200         200      0.002%
ROGER M ZULEGER                      160         160      0.001%
MARY JO BANKS                        400         400      0.003%
CURTIS WAYNE BARRETT                 200         200      0.002%
AARON BEIK                           100         100      0.001%
ROBERT E BENNETT BETTIE L
BENNETT JTWROS                       200         200      0.002%
CHARLES BONAVIA                      100         100      0.001%
THOMAS M BROWN GERALDINE BROWN
JTWROS                               160         160      0.001%
LAWRENCE D CAMP JANICE V CAMP
JTWROS                               100         100      0.001%
BRYAN E CARSRUD                      100         100      0.001%
MATTHEW T CROUSE DIANE K CROUSE
TENNANTS IN COMMON                   300         300      0.002%
CYNTHIA MARIE DONAHUE                300         300      0.002%
SCOTT THOMAS ETZEL                   200         200      0.002%
LEE EVANS LOGAN EVANS JTWROS         100         100      0.001%
JAMES A FRANKLIN NANCY J
FRANKLIN JTWROS                      200         200      0.002%
PAMELA SUE FRANKVILLE                100         100      0.001%
CLINT FREUND                         200         200      0.002%
JAMES L GOYETTE SHIRLEY M
GOYETTE JTWROS                       200         200      0.002%
JAMES B HAHT ALICE J HAHT JTWROS     100         100      0.001%
BILLY MICHAEL HOLDER JESTINA
LOUISE HOLDER JTWROS                 200         200      0.002%
PATTY L HOLTZ DENNIS R HOLTZ
JTWROS                               200         200      0.002%
JAMES F JACOBS                       200         200      0.002%
MRS PHYLLIS JORGENSEN GERALD J
JORGENSEN JUDY A MCLARTY JTWROS      200         200      0.002%
DENNIS P LAMOREUX                    200         200      0.002%
IVAN MCBRIDE LYN MCBRIDE JTWROS      600         600      0.005%
KENNETH A MILLER PAULA J MILLER
JTWROS                               200         200      0.002%
LOREN MILLIGAN                       2000       2,000     0.016%
BRIAN L MYERS                        200         200      0.002%
RONALD OSTHUS LORA OSTHUS JTWROS     800         800      0.007%
DAVID A PATRICK DIANE R PATRICK
JTWROS                               100         100      0.001%
LLOYD PATRICK DIANNA PATRICK
JTWROS                               100         100      0.001%
MICHAEL PATRICK                      100         100      0.001%
JEFFREY J PATRICK                    100         100      0.001%
ELIZABETH ANNE PINNICK               100         100      0.001%
DWAYNE H RETTIG                      1000       1,000     0.008%
ROGER JAMES RICE BARBARA JEAN
RICE JTWROS                          100         100      0.001%
IREY N ROSE ANN M ROSE JTWROS        100         100      0.001%
TODD SAFLY                           200         200      0.002%
LARRY SINDT JACKIE L SINDT
JTWROS                               100         100      0.001%
WILLARD W SMIT ARLENE A SMIT
JTWROS                               100         100      0.001%
THOMAS R STOCKMAN                    200         200      0.002%
JACK L TOPP CARRIE L TOPP JTWROS     150         150      0.001%
W ALLAN UHRHAMMER                    275         275      0.002%
TORI UPCHURCH                        100         100      0.001%
BRIAN J VAN HAAFTEN                  100         100      0.001%
BRIAN T VAUGHAN JOSHUA W KRUSE
TENCOM                               100         100      0.001%
DETERMAN EXCAVATING                  1000       1,000     0.008%
KIPP L VAN DEEST                     600         600      0.005%
JOEL W SMIT                          100         100      0.001%
ROBERT BOOM JANET BOOM JTWROS        100         100      0.001%
KENNETH H CARDER                     100         100      0.001%
ROBERT M CARSON                      200         200      0.002%
TERRY L CLARK DEANNA F CLARK
JTWROS                               200         200      0.002%
GIFFORD A COVAULT RUTH E
COVAULT JTWROS                       100         100      0.001%
MS. KRISTIN J CRIM                   800         800      0.007%
JOHN A CROSSER JR WILLIAM J
CROSSER                              150         150      0.001%
MARK HEESCH                          1000       1,000     0.008%
ARHTUR HITZ SHARON HITZ JTWROS       100         100      0.001%
ROD HOUGE                            100         100      0.001%
KAY E HURD LARRY L HURD JTWROS       100         100      0.001%
RONALD G JAEGER                      200         200      0.002%
ASA LEE KING WANDA LOU KING
JTWROS                               100         100      0.001%
ALAN G KOCKLER                       1300       1,300     0.011%
JEFF LIENING JULIE LIENING
JTWROS                               100         100      0.001%
S. RAMI MAKKAPATI                    200         200      0.002%
MARGARET MCCLEARY                    100         100      0.001%
KATIE ANN MCMEEKIN                   200         200      0.002%
KIMBERLY JEAN MCMEEKIN               200         200      0.002%
SHARON D MEIKLE                      100         100      0.001%
JERRY MITCHELL KAREN MITCHELL
JTWROS                               100         100      0.001%
CHRISTOPHER P NICOLAISEN LISA A
NICOLAISEN JTWROS                    100         100      0.001%
STEVEN H NORDEN                      2000       2,000     0.016%
MICHAEL RAY PAGE                     100         100      0.001%
EDWARD S PECENKA DEBRA L
BROWNS-PECENKA JTWROS                100         100      0.001%
KENT PICHT                           1000       1,000     0.008%
DONALD R RIORDAN REBECCA A
RIORDAN JTWROS                       100         100      0.001%
RUSSELL H SMITH GILDA L SMITH
JTWROS                               100         100      0.001%
MARK D SMITH SUSAN K SMITH           200         200      0.002%
JEREMY M SMITH                       100         100      0.001%
DEAN E SOGARD BETTY A SOGARD
JTWROS                               1000       1,000     0.008%
DAVID H SPRING JANETTE L SPRING
JTWROS                               500         500      0.004%
STEVE STEPHAN                        200         200      0.002%
JAMES A SUTTON                       100         100      0.001%
ANTHONY WHITMORE SUSANNE
WHITMORE JTWROS                      100         100      0.001%
CONNIE L WINDERS                     100         100      0.001%
JAMES E AGGEN BONNIE L AGGEN
JTWROS                               100         100      0.001%
ELMER BAKER BETTY C BAKER JTWROS     100         100      0.001%
EUGENE F BERTRAND JUDY A
BERTRAND JTWROS                      200         200      0.002%
DON R BLAZEK                         400         400      0.003%
DONALD P BLAZEK KIM J BLAZEK
JTWROS                               200         200      0.002%
BART CROUSE MICHELE CROUSE
JTWROS                               100         100      0.001%
KEVIN DUBBERT                        300         300      0.002%
EVA V EDEN                           100         100      0.001%
GORDON ESPELUND RUTH-ANNE
ESPELUND JTWROS                      500         500      0.004%
ROBERT D FRAME                       100         100      0.001%
GLENN F FREEMAN JOLENE A
FREEMAN JTWROS                       300         300      0.002%
RALPH R FRIESEN                      200         200      0.002%
KATHERINE M GILLMAN GARY R
GILLMAN TENANTS IN COMMON            100         100      0.001%
JAMES L HAMILTON MARGARET A
HAMILTON JTWROS                      100         100      0.001%
LINDA A HARRISON                     400         400      0.003%
EUGENE HENDRICKSON ARDYS
HENDRICKSON JTWROS                   200         200      0.002%
RODGER W HOELSCHER DIAN
HOELSCHER                            400         400      0.003%
RODGER W HOELSCHER                   200         200      0.002%
DOUGLAS D HOLLIDAY                   100         100      0.001%
ALBERT R JOHNSON                     200         200      0.002%
KEITH B KIRBY                        100         100      0.001%
ANTHONY B LONG JONI L LONG
JTWROS                               100         100      0.001%
LAWRENCE MARTIN                      500         500      0.004%
GLENDON R MATHESON JUDITH A
MATHESON JTWROS                      100         100      0.001%
THOMAS E  MCMANUS DIANE K
MCMANUS JTWROS                       200         200      0.002%
MICHAEL HARRIS KEVIN PIETERS
SCOTT WILLIAMS PARTNERSHIP           100         100      0.001%
KIRT D PARIZEK                       100         100      0.001%
DONALD J RHEAD PHYLLIS J RHEAD
JTWROS                               100         100      0.001%
JOHN J SOULIS DIXIE M SOULIS
JTWROS                               100         100      0.001%
ROBERT D VERNON MARIAN K VERNON
JTWROS                               1000       1,000     0.008%
G A WHETSTINE                        100         100      0.001%
ROLLAND G WILLIAMS ARDEN R
WILLIAMS JTWROS                      100         100      0.001%
JOHN P WITHHART CAROL J
WITHHART JTWROS                      200         200      0.002%
DON C ARPY JO ANN ARPY JTWORS        200         200      0.002%
RANDALL M CAMP CAROL L CAMP
JTWROS                               400         400      0.003%
EVLYN CONLEY                         100         100      0.001%
TIM DANIELS PAT DANIELS JTWROS       100         100      0.001%
BRIAN J DREES MELINDA J DREES
JTWROS                               100         100      0.001%
DANNY  D FOREMAN DOTTIE FOREMAN
JTWROS                               200         200      0.002%
CARMEN C GASPERI DAVE E GASPERI
JTWROS                               100         100      0.001%
CARMEN C GASPERI DAVE E GASPERI
JTWROS                               100         100      0.001%
LYLE A HELLYER                       1000       1,000     0.008%
LEE ANN S KAUZLARICH WILLIAM J
KAUZLARICH JTWROS                    500         500      0.004%
DARRELL E KINNEY FLORENCE E
KINNEY JTWROS                        200         200      0.002%
NORMAN T LAFOLLETTE SHIRLEY J
FOLLETTE JTWROS                      100         100      0.001%
CORINNE E LAFOLLETTE                 100         100      0.001%
OSCAR T LENNING LORENE J
LENNING JTWROS                       200         200      0.002%
LEONA E MARTIN ROBERT L MARTIN
JTWROS                               100         100      0.001%
CHARLES D MATTHEWS MALISSA A
MATTHEWS JTWROS                      100         100      0.001%
STANLEY E MOBERG SR                  100         100      0.001%
SHERIE L MOFFITT                     100         100      0.001%
SHERIE L MOFFITT                     500         500      0.004%
NORMA POMMREHN                       200         200      0.002%
LARRY L SNYDER SALLY J SNYDER
JTWROS                               200         200      0.002%
STEVE J STEFFENSMEIER PATRICIA
J STEFFENSMEIER JTWROS               100         100      0.001%
DUANE D STOLL BETTY J STOLL
JTWROS                               200         200      0.002%
H. THOMAS WALKER MIKIE S.
WALKER JTWROS                        400         400      0.003%
LYLE R WOLFF MARY R WOLFF JTWROS     100         100      0.001%
LINDA SUE WYMORE JAMES FRANCES
WYMORE JTWROS                        100         100      0.001%
JOHN A THRAILKILL                    600         600      0.005%
J. F. MEYERS                         1000       1,000     0.008%
PETER J FERNANDEZ JR
CONSERVATORSHIP                      1000       1,000     0.008%
STOCK HAWK INVESTMENT CLUB           100         100      0.001%
DANIEL J BRADY BARBARA L BRADY
JTWROS                               200         200      0.002%
GREOGORY  DEJONG BONNIE DEJONG
JTWROS                              10000       10,000    0.082%
MERCEDES DREES LLOYD J DREES
JTWROS                               100         100      0.001%
SCOTT FOSSEEN                        500         500      0.004%
JOHN GILMORE ALICE GILMORE
JTWROS                               600         600      0.005%
LEONARD F JANDIK JOYCE E JANDIK
JTWROS                               100         100      0.001%
ARNOLD D JOHNSON ELIZABETH R
JOHNSON JTWROS                       100         100      0.001%
KEVIN CURTIS KENNEDY                 200         200      0.002%
KEITH  LEE LOUCKS                    100         100      0.001%
LINDA ANN MILBRANDT                  200         200      0.002%
VERNON A MOORMAN GLORIA G
MOORMAN JTWROS                       100         100      0.001%
DARRELL J SCHMITZ JUDY M
SCHMITZ JTWROS                       100         100      0.001%
DAVID STROCK SUSAN KAY STROCK
JTWROS                               200         200      0.002%
STEVEN C WILLIAMS                    500         500      0.004%
RALPH P ARENS                        500         500      0.004%
JIMMIE BERHOW JANEAN BERHOW
JTWROS                               300         300      0.002%
GARY J DUSIL PATRICIA R DUSIL
JTWROS                               1000       1,000     0.008%
ED HANSEN CAROL HANSEN JTWROS        100         100      0.001%
DONALD L HENDERSON MADOLYN M
HENDERSON JTWROS                     200         200      0.002%
J RUSSELL JAHN                       100         100      0.001%
CHAD KRUCKENBERG                     100         100      0.001%
TYLER KRUCKENBERG                    100         100      0.001%
JOEL KRUCKENBERG CINDY
KRUCKENBERG JTWROS                   100         100      0.001%
KEITH L KULISKY PATRICIA M
KULISKY JTWROS                       100         100      0.001%
JIM J LORBER                         1000       1,000     0.008%
EDWARD J LOVETINSKY MICHELLE L
LOVETINSKY JTWROS                    100         100      0.001%
WAYNE M LOVETINSKY DOROTHY K
LOVETINSKY JTWROS                    100         100      0.001%
MICK R MALLOY                        400         400      0.003%
BLAINE MCCURRY LORI MCCURRY
JTWROS                               600         600      0.005%
MICHAEL BLAINE MCCURRY LORI
LYNNE MCCURRY JTWROS                 100         100      0.001%
SARAH ANNE MCCURRY LORI LYNNE
MCCURRY JTWROS                       100         100      0.001%
DERALD MERRILL CONNIE MERRILL
JTWROS                               1000       1,000     0.008%
RICHARD P MINEAR COLEEN MINEAR
JTWROS                               100         100      0.001%
PROGRESS INC                         300         300      0.002%
DON NETTLETON                        400         400      0.003%
ELWOOD L RAFDAL                      100         100      0.001%
RONALD L ROBERTS YVONNE M
ROBERTS JTWROS                       2000       2,000     0.016%
RONALD L ROBERTS MARVIN GEIS
TENCOM                               200         200      0.002%
STEVEN F SAFLY CONNIE R SAFLY
JTWROS                               1200       1,200     0.010%
ARLENE R SAMPSON                     100         100      0.001%
NICHOLE L SCHIPPERS C/F COLE G
SCHIPPERS UTMA IOWA                  100         100      0.001%
J MILFORD SEVERAID                   400         400      0.003%
CLS TRUST                            300         300      0.002%
PATRICIA M SMITH                     100         100      0.001%
ALAN HOWARD SOKOLOFF                 100         100      0.001%
JOHN SPENCER EILEEN SPENCER
JTWROS                               100         100      0.001%
PAUL R STONER ESTHER STONER
JTWROS                               100         100      0.001%
OLIN STRAIT                          200         200      0.002%
BONNIE TAYLOR                        100         100      0.001%
LORI J WELCH                         100         100      0.001%
CAROL J WINCHESTER DAVID L
WINCHESTER JTWROS                    100         100      0.001%
DOUGLAS EUGENE BARTLOW               200         200      0.002%
DANA T BRENNEMAN MONA K
BRENNEMAN JTWROS                     1000       1,000     0.008%
IVEN C BRUSH GAIL M BRUSH JTWROS     400         400      0.003%
IVEN C BRUSH ELISE R BRUSH
JTWROS                               100         100      0.001%
MARLYN D HANSON PAUL M HANSON
JTWROS                               200         200      0.002%
MARLYN D HANSON TODD J HANSON
JTWROS                               400         400      0.003%
LOREN CURTIS HOELSCHER               100         100      0.001%
STEVEN J HOFF BETH A HOFF JTWROS     400         400      0.003%
KAYLA MARIE KRUCKENBERG              100         100      0.001%
T ADAM ENTENZA & CA MURPHY
JTWROS                               100         100      0.001%
ASHLEY ENTENZA & CA MURPHY
JTWROS                               100         100      0.001%
ROLLAND NOLTE                        100         100      0.001%
DAVID A PATRICK DIANE R PATRICK
JTWROS                               100         100      0.001%
TIM SCHARENBROCH BRENDA
SCHARENBROCH JTWROS                  100         100      0.001%
DAVID J SQUIERS LINDA E SQUIERS
JTWROS                               100         100      0.001%
RAYNOLD TOPP                         100         100      0.001%
W ALLAN UHRHAMMER                    2000       2,000     0.016%
W ALLAN UHRHAMMER                    200         200      0.002%
RYAN W WOLFE                         100         100      0.001%
MICHAEL R GILBERT TERRI R
GILBERT JTWROS                       200         200      0.002%
ALAN L HAWORTH MARSHA HAWORTH
JTWROS                               500         500      0.004%
ALAN L HAWORTH MARSHA HAWORTH
JTWROS                               500         500      0.004%
ALAN L HAWORTH MARSHA HAWORTH
JTWROS                               500         500      0.004%
JOHN HOLLINGSWORTH DONNA
HOLLINGSWORTH JTWROS                 400         400      0.003%
DAN HOUSER                           100         100      0.001%
DAN HOUSER                           250         250      0.002%
DAN HOUSER                           250         250      0.002%
DAN HOUSER                           250         250      0.002%
RICHARD L JOHNSON PHYLLIS J
JOHNSON JTWROS                       100         100      0.001%
MICHAEL DAVID KAKERT JOANNE KAY
KAKERT JTWROS                        500         500      0.004%
JAMES D KALBACH BARBARA G
KALBACH JTWROS                       400         400      0.003%
KERMIT M LARSEN                       50          50      0.000%
LELAND H MOORE                       200         200      0.002%
RONALD L ROBERTS YVONNE M
ROBERTS JTWROS                       1000       1,000     0.008%
RONALD L ROBERTS YVONNE M
ROBERTS JTWROS                       400         400      0.003%
RONALD L ROBERTS MARVIN GEIS
JTWROS                               200         200      0.002%
RONALD L ROBERTS BONNIE J
TAYLOR JTWROS                        100         100      0.001%
HELEN M SAGAR JOHN L SAGAR
JTWROS                               200         200      0.002%
HELEN M SAGAR JOHN L SAGAR
JTWROS                               200         200      0.002%
BEN SHOLAR MAGGIE SHOLAR JTWROS      400         400      0.003%
LYNN EDWARD SILVER KRISTA ANN
SILVER JTWROS                        100         100      0.001%
RICHARD SKINNER DOROTHY SKINNER
JTWROS                               100         100      0.001%
STEVEN C STAMP LYNN A STAMP
JTWROS                               200         200      0.002%
LYNN A STAMP KELLY N STAMP           100         100      0.001%
LYNN A STAMP BRIAN R STAMP
JTWROS                               100         100      0.001%
LYNN A STAMP KRISTIN M STAMP
JTWROS                               100         100      0.001%
RICHARD SWASAND MARY SWASAND
REVOCABLE TRUST                      300         300      0.002%
DAVID L SWEET BARBARA E SWEET
JTWROS                               100         100      0.001%
SHAWN TOOMSEN                        100         100      0.001%
CHAD TYSDAHL                         100         100      0.001%
W ALLAN UHRHAMMER                    500         500      0.004%
NORMAN VAN DEEST JOYCE VAN
DEEST JTWROS                         2000       2,000     0.016%
LAWRENCE VAN HEUKELOM LOIS VAN
HEUKELOM JTWROS                      400         400      0.003%
HENRY G VANDERZYDEN VERDA M
VANDERZYDEN JTWROS                   1000       1,000     0.008%
CHAD R WHITAKER                      100         100      0.001%
THOMAS G WIESE                       300         300      0.002%
RAY E BRIDGES                        200         200      0.002%
TOURS, INC                           400         400      0.003%
LUKE CHAPMAN                          8           8       0.000%
MILTON E DIXON MARY R DIXON
JTWROS                               100         100      0.001%
MARVIN L FINDLEY FRANCES M
FINDLEY JTWROS                       100         100      0.001%
RON FRIDOLFSON TRAUDEL
FRIDOLFSON JTWROS                    200         200      0.002%
GREGORY A FRITZ KYRA L FRITZ
JTWROS                               200         200      0.002%
MICHAEL J GOODIN JACELYN K
GOODIN JTWROS                        800         800      0.007%
LLOYD L HEINSELMAN CYNTHIA S
HEINSELMAN JTWROS                    500         500      0.004%
JOSH HIEMSTRA                         4           4       0.000%
ROBERT A HULTQUIST SHIRLEY A
HULTQUIST JTWROS                     1000       1,000     0.008%
GERALD R JONES                       200         200      0.002%
TOBY E KLAUENBERG JENNIFER S
KLAUENBERG JTWROS                     88          88      0.001%
ERIC JAHN LANDMEIER                  200         200      0.002%
PERCY J LAUE                         100         100      0.001%
NOEL D LINDO                         200         200      0.002%
DAVID M LOFTUS                       100         100      0.001%
WILLIAM K MATHEWS TINA D
MATHEWS JTWROS                       600         600      0.005%
JAMES R MCCLAIN NANCY L MCCLAIN
JTWROS                               340         340      0.003%
KEVIN A MCNEAL                       300         300      0.002%
GORDON G MOELLER                     200         200      0.002%
JOHN B MOSER                         200         200      0.002%
KATHIE PICKARD ZACHARY PICKARD
JTWROS                                50          50      0.000%
JASON PIPPERT ANGIE PIPPERT
JTWROS                               600         600      0.005%
JOHN RISINGER                        300         300      0.002%
RONALD L ROBERTS YVONNE M
ROBERTS JTWROS                       500         500      0.004%
RONALD L ROBERTS RALPH D
ROBERTS JTWROS                       300         300      0.002%
MICHAEL ROZENDAAL SANDRA
ROZENDAAL JTWROS                     100         100      0.001%
BRUCE M SMTH                         100         100      0.001%
CHESTER TABER GERTRUDE TABER
JTWROS                               100         100      0.001%
DON E THORNBURG JOYCE E
THORNBURG JTWROS                     200         200      0.002%
MICHAEL E TRICARICO JOYCE M
TRICARICO JTWROS                     100         100      0.001%
JOHN A TWOMBLY                       100         100      0.001%
MRS HENRY A WEBBER                   500         500      0.004%
RAYMOND B WEE JANET M WEE            200         200      0.002%
RICK T WEISS                         200         200      0.002%
KIM L ANDERSON LAYNE C ANDERSON
JTWROS                               200         200      0.002%
MARY ANN BELLVILLE  DEAN D
BELLVILLE  JTWROS                    100         100      0.001%
ARCHIE R. BRITCHER UTMA C/O
CONNIE S. M. BRITCHER CUSTODIAN      1000       1,000     0.008%
GARY F BROWN DONNA E BROWN
JTWROS                               1000       1,000     0.008%
R SCOTT EMERSON ROBERTA A
EMERSON JTWROS                       100         100      0.001%
THOMAS FARRELL                        20          20      0.000%
KATHLEEN A FREYBACK                   20          20      0.000%
CAROLYN F FREYLACK                   100         100      0.001%
THOMAS P FREYLACK                     20          20      0.000%
DAVID L FREYLACK                      20          20      0.000%
JOHN C FREYLACK                       20          20      0.000%
JOSEPH T FREYLACK                     20          20      0.000%
MATHEW P FREYLACK                     20          20      0.000%
LINDSAY FREYLACK                      10          10      0.000%
SARAH FREYLACK                        10          10      0.000%
GREGG A GOOS THERESA M GOOS
JTWROS                               100         100      0.001%
MICHAEL HOHL                          10          10      0.000%
THOMAS E HOLM BONNIE F HOLM
JTWROS                               200         200      0.002%
KAREN K JESSEN                       300         300      0.002%
DANIEL L KESTER LORA L KESTER
JTWROS                               200         200      0.002%
JOHN D KLEMM VIRGINA C KLEMM
JTWROS                               200         200      0.002%
GARY KNUTSON ROBERTA KNUTSON
JTWROS                               400         400      0.003%
JACK WILLIAM MOBERG LOIS MAY
MOBERG JTWROS                        200         200      0.002%
MARCUS A MUELLER                     200         200      0.002%
LLOYD PATRICK DIANNA PATRICK
JTWROS                               100         100      0.001%
RANDALL R PATRICK JANICE MB
PATRICK JTWROS                       100         100      0.001%
ROBERT E RIGGLE                       50          50      0.000%
LOIS RIGGLE ROBERT E RIGGLE
JTWROS                               100         100      0.001%
CLEM SCHROEDER                       4000       4,000     0.033%
CLEM SCHROEDER                       200         200      0.002%
MARY K SMAHAJ                         20          20      0.000%
BONNY SUE SMITH                      200         200      0.002%
RICHARD D SPAIN PAMELA SUE
SPAIN JTWROS                         100         100      0.001%
RICHARD J SPORRER SHARON A
SPORRER JTWROS                       202         202      0.002%
EVERETTE E STERNS JR CORINNE S
STERNS JTWROS                        200         200      0.002%
GAYLE V STRICKLER JR LOIS E
STRICKLER JTWROS                     500         500      0.004%
MICHAEL SYNGERGAARD JODY
SINGERGAARD JTWROS                   100         100      0.001%
JOHN ALLAN TURNER                    100         100      0.001%
NANCY R VALONE                        20          20      0.000%
JAMES R VALONE C/O SUSAN C
FREYLACK CUSTODIAN                    10          10      0.000%
JORDON VALONE C/O SUSAN C
FREYLACK CUSTODIAN                    10          10      0.000%
LANCE VAN HAUEN                      100         100      0.001%
LINDA VAN PELT                       100         100      0.001%
CHAD W WILE                          200         200      0.002%
CORY J WILTSE                        260         260      0.002%
GREGORY G BANKS SUSAN L BANKS
JTWROS                               100         100      0.001%
SYLVIA P BOEHMKE DUANE T
BOEHMKE TENANTS IN COMMON            150         150      0.001%
HOPE BOSSARD                         400         400      0.003%
GETTY FARM, LTD                      200         200      0.002%
LARRY BRIM TRUST DATED FEB 25,
2000, LARRY BRIM TRUSTEE             400         400      0.003%
ALLEN R BROWN  PATRICIA K BROWN
JTWROS                               100         100      0.001%
ROGER G  BRYAN                       400         400      0.003%
WAYNE F BUDDING                      400         400      0.003%
LARRY LYNN CLARK RICKY LYNN
CLARK JTWROS                         100         100      0.001%
DENNIS C COPPES DEBRA K COPPES
JTWROS                               200         200      0.002%
DENNIS L DAMMAN JUDITH A DAMMAN
JTWROS                               120         120      0.001%
GERALD F DETERS SALLY K DETERS
JTWROS                                50          50      0.000%
ERIC DETERS FBO GERALD F DETERS
CUSTODIAN                             25          25      0.000%
ERIN DETERS FBO GERALD F DETERS
CUSTODIAN                             25          25      0.000%
BOB A ELLIOTT CAROLE A ELLIOTT
JTWROS                               200         200      0.002%
LARRY T GOSSET RICHAEL H GOSSET
JTWROS                               100         100      0.001%
STEVEN L HEIL VICKI A HEIL
JTWROS                               200         200      0.002%
BRYAN HUDSON DIANA HUDSON JTWROS     100         100      0.001%
NANCY H KAUFMAN                      100         100      0.001%
YVONNE M KIRKPATRICK                 400         400      0.003%
JOSEPH E KNIGHT PATRICIA A
KNIGHT TENANTS IN COMMON             400         400      0.003%
MARY E KONGABLE KEITH E
KONGABLE JTWROS                      100         100      0.001%
DAVID P LEONARD DIANE K LEONARD
JTWROS                               200         200      0.002%
WALTER D LUTHER MAVIS E LUTHER
JTWORS                               200         200      0.002%
WILLIAM W MAGIE                      200         200      0.002%
DENISE MARTIN                        600         600      0.005%
WAYNE D MARTIN JOANN M MARTIN
JTWROS                               200         200      0.002%
JAMES L MCGRIFF                      1200       1,200     0.010%
THOMAS E MILLER                      200         200      0.002%
KEN J PARRY SHARON K PARRY
JTWROS                               100         100      0.001%
MICHAEL F POHLMEIER                  1600       1,600     0.013%
KIRK J REQUIST GARNET REQUIST
JTWROS                               100         100      0.001%
E DALE RIEDL PRISCILLA J RIEDL
JTWROS                               300         300      0.002%
DR NORMAN K RINDERKNECHT             150         150      0.001%
SHAFFER CONSTRUCTION                 100         100      0.001%
W ALLAN UHRHAMMER                    800         800      0.007%
JEFF ULLESTAD                        200         200      0.002%
JULIE WILLENBORG DENNY
WILLENBORG JTWROS                    200         200      0.002%
CHAD CHRISTIANSON NICOLE
CHRISTIANSON JTWROS                  100         100      0.001%
MARK A ELDRIDGE                      200         200      0.002%
JEFFREY L ENGLE DIANE M ENGLE
JTWROS                               1200       1,200     0.010%
ROY A GELHAUS SHEILA GELHAUS
JTWROS                               500         500      0.004%
RICHARD L HARMON CHERYLE L
HARMON JTWROS                        1000       1,000     0.008%
ROGER HUPFELD                        400         400      0.003%
RONALD H JARBOE DIXIE L JARBOE
JTWROS                               200         200      0.002%
ARTHUR JENISON JUDY JENISON
JTWROS                               600         600      0.005%
STEVE KRAUSE                         200         200      0.002%
JOHN ANTHONY LETO                    200         200      0.002%
HOWARD T MARQUARDT ERSILEEN M
MARQUARDT JTWROS                     100         100      0.001%
GERALD P NYE JOZELLA C NYE
JTWROS                               100         100      0.001%
TODD SIEFERT PEGGY SIEFERT
JTWROS                               200         200      0.002%
W ALLAN UHRHAMMER                    1500       1,500     0.012%
MINDY A WILLIAMS WAYNE L
WILLIAMS JTWROS                      300         300      0.002%
DANIEL J CASTLE                      600         600      0.005%
MATT ERGER                           100         100      0.001%
MATT ERGER SHARON ERGER JTWROS       100         100      0.001%
ARNOLD L ESPE IRENE K ESPE
JTWROS                               100         100      0.001%
LEONARD L HOLLAR BEVERLY A
HOLLAR JTWROS                        300         300      0.002%
EDWIN D HYMER MARGARET R HYMER
JTWROS                               200         200      0.002%
LAWRENCE LAPLUME                     1000       1,000     0.008%
RODNEY H LARSEN                      200         200      0.002%
DENNIS R MARTIN SUSAN L MARTIN
TENANTS IN COMMON                    200         200      0.002%
CHARLES R MITCHELL NANCY A
MITCHELL JTWROS                      400         400      0.003%
RONALD L MOORE                       300         300      0.002%
KENDELL DEAN MOORMAN                 1000       1,000     0.008%
JULIE QUAMME BENNETT QUAMME
JTWROS                               200         200      0.002%
LOREN V RENZE LUCILLE H
HAAN-RENZE JTWROS                    200         200      0.002%
DARWIN ROUW ANDREA ROUW JTWROS       100         100      0.001%
LORINDA J CROPSEY DAVID A
TURNER JTWROS                        200         200      0.002%
DANIEL R WICHHART KRISTY A
WICHHART JTWROS                      1000       1,000     0.008%
DAVID J WILHEM BETHEL R WILHELM
JTWROS                               600         600      0.005%
DENNIS BAKER KATHY BAKER JTWROS       20          20      0.000%
DENNIS BAKER KATHY BAKER JTWROS       20          20      0.000%
DENNIS BAKER KATHY BAKER QUINN
MICHAEL BAKER JTWROS                  20          20      0.000%
DENNIS BAKER KATHY BAKER JACK
HENRY BAKER JTWROS                    20          20      0.000%
MARK DOUGLAS BARTLOW                 100         100      0.001%
WARREN W BLAKE                       100         100      0.001%
ANNETTE M BREIER SARAH L
MARTINEAU TENANTS IN COMMON          100         100      0.001%
SHERRI CAMPBELL                      200         200      0.002%
DOUGLAS R DORN KIM J DORN JTWROS     1000       1,000     0.008%
EUGENE J OR COLLEEN R DOWIE
TRUST                                1000       1,000     0.008%
GAIL L FLEMING                       100         100      0.001%
CURT F GROEN                         200         200      0.002%
CHRIS M GROEN                        200         200      0.002%
RONALD L JACKSON MARY E JACKSON
JTWROS                               300         300      0.002%
STEVEN JOHNSON                       200         200      0.002%
RUSSELL JOHNSON                      200         200      0.002%
GARY JOHNSON                         200         200      0.002%
RICHARD A KARR SR                    100         100      0.001%
L CALEB KNUTSON                      100         100      0.001%
EARL H LUDWIG CAROLE LUDWIG
JTWROS                               100         100      0.001%
STEVEN H NORDEN                      100         100      0.001%
STEVEN H NORDEN                      100         100      0.001%
STEVEN H NORDEN                      100         100      0.001%
DAVID I SCOTT CAROLYN C SCOTT
JTWROS                               200         200      0.002%
GREG SHAEFFER                        200         200      0.002%
CHERYL L TANDY                       240         240      0.002%
TIM WEIDAUER CAROL WEIDAUER
JTWROS                               600         600      0.005%
STAN SEVERSON ROXANN DITTMER
JTWROS                               500         500      0.004%
ANDREW D DOUGAN KIMBERLY J
DOUGAN JTWROS                        100         100      0.001%
LILLIAN FEDLER                       500         500      0.004%
SCOTT C GROEN                        200         200      0.002%
JEAN GROEN REVOCABLE TRUST           1000       1,000     0.008%
DAVID JOST JULIANNE JOST JTWROS      100         100      0.001%
KAROL K KELSEY BRYAN D HOBBS
JTWROS                               100         100      0.001%
TODD R LOUWAGIE SHELLEY R
LOUWAGIE JTWROS                      100         100      0.001%
MICHAEL D MACHULA MELODY D
MACHULA JTWROS                       100         100      0.001%
WILLIAM J MILLER V EARLENE
MILLER JTWROS                        200         200      0.002%
DAVID GREGG ROBERTS                  600         600      0.005%
NICK ROBERTS                         400         400      0.003%
JERRY P SHARP NANCY J SHARP
JTWROS                               100         100      0.001%
KEN STOCK                            400         400      0.003%
VICTORIA TELFORD NEAL TELFORD        100         100      0.001%
JOHN A THRAILKILL                    600         600      0.005%
DOUGLAS C WILLIAMS                   200         200      0.002%
GRUNDY NATIONAL BANK, CUSTODIAN
DOUGLAS O JORDAN ROTH IRA            800         800      0.007%
GRUNDY NATIONAL BANK, CUSTODIAN
NEVA S JORDAN ROTH IRA               800         800      0.007%
DON C ARPY JO ANN ARPY JTWORS        200         200      0.002%
RODNEY D ARROWOOD PAMELA J
ARROWOOD JTWROS                      200         200      0.002%
BRAD A ARROWOOD DARREL D
ARROWOOD JTWORS                      200         200      0.002%
LEO A ARROWOOD DARREL ARROWOOD
JTWROS                               200         200      0.002%
JOHN J BALOUN BONNIE M BALOUN
JTWROS                               200         200      0.002%
RAYMOND E BAXTER                     500         500      0.004%
RONALD L ROBERTS GARY F BROWN
JTWROS                               200         200      0.002%
GARY W DAVIS LISA DAVIS JTWROS       100         100      0.001%
MERCEDES DREES LLOYD J DREES
JTWROS                               100         100      0.001%
KEVIN DUBBERT                        200         200      0.002%
SHERRIE L DVORAK THOMAS W
DVORAK JTWROS                        100         100      0.001%
CARMA R FAUST                        1000       1,000     0.008%
STEVE HALL MEGAN HALL ROBIN
HALL TENANTS IN COMMON               120         120      0.001%
BRYANT LEE HAYS                      100         100      0.001%
RICHARD HIGGINBOTTOM DARLENE J
HIGGINBOTTOM JTWROS                  500         500      0.004%
JADON KLAVER                         100         100      0.001%
RICHARD KEITH KLOPPING DORIS
MAXINE KLOPPING JTWROS               100         100      0.001%
MARVIN R LANCASTER                   200         200      0.002%
NATHANIEL M MCLAREN                  100         100      0.001%
DANIEL S PETERSEN                    300         300      0.002%
WILLIAM MARK RILEA WANDA JEAN
RILEA JTWROS                         1000       1,000     0.008%
ROBERT A SCHULTZ REVOCABLE TRUST     300         300      0.002%
ROLLINS M SHORT ELEANOR M SHORT
JTWROS                               400         400      0.003%
EMJAYCO FBO RILEY UGLUM PROFIT
SHARING PLAN # 4206                  5000       5,000     0.041%
MATT VANPELT                         200         200      0.002%
ARTHUR WHITWORTH                     100         100      0.001%
RICHARD L WRIGHT                     1000       1,000     0.008%
ALLAN P DAHL                         100         100      0.001%
BRYAN EMERY                          100         100      0.001%
MICHAEL J GOODIN JACELYN K
GOODIN JTWROS                        200         200      0.002%
CHAD W HOTZ                          100         100      0.001%
JOEL M HUYSER                        200         200      0.002%
DARL L HUYSER                        200         200      0.002%
DUSTIN L HUYSER                      200         200      0.002%
PHILLIP L JORDAN NONA B JORDAN
JTWROS                               800         800      0.007%
MICHAEL T LEUCHS SUSAN J LEUCHS      200         200      0.002%
DAVID M MACHULA MARLA J MACHULA
JTWROS                               200         200      0.002%
ROGER E MCFARLAND JOYCE M
MCFARLAND JTWROS                     100         100      0.001%
PHILIP M MCLAREN LANA S MCLAREN
JTWROS                               100         100      0.001%
GARY OLSOWSKI TRACEY OLSOWSKI
JTWROS                               100         100      0.001%
KEVIN N PALUMBOS                     1000       1,000     0.008%
CURTIS VORWALD KAY M VORWALD
JTWROS                               1000       1,000     0.008%
DONALD B WILCOX GENEVA M WILCOX
JTWROS                               500         500      0.004%
DONALD B WILCOX GENEVA M WILCOX
JTWROS                               500         500      0.004%
CHRIS ANN BUITENWERF                 100         100      0.001%
LLOYD M DUFFE                        1000       1,000     0.008%
GERALD K FEE                         200         200      0.002%
LARRY E MORTENSON DARLENE A
MORTENSON JTWROS                     200         200      0.002%
RONALD OSTHUS LORA OSTHUS JTWROS     200         200      0.002%
NORMAN L PANZI                       100         100      0.001%
ALLAN STANDORF SANDRA STANDORF
JTWROS                               200         200      0.002%
LEO VAN DE KROL NELLIE VAN DE
KROL TENNANTS IN COMMON              200         200      0.002%
NORMA L VANDERLOO VIRGIL P
VANDERLOO JTWROS                     120         120      0.001%
BOBBY BAKER LINDA BAKER JTWROS       400         400      0.003%
JOANNE COOP                          200         200      0.002%
LYNN L EBEL TAMMY L EBEL JTWROS      140         140      0.001%
ROGER FRITZ VICKI FRITZ JTWROS       300         300      0.002%
MARK R GREMLER BETH A GREMLER
JTWROS                               500         500      0.004%
WILLARD H HERZBERG JOANNE KAY
HERZBERG TENANTS IN COMMON           200         200      0.002%
CURTIS D HUSSKE MARY C HUSSKE
JTWROS                               500         500      0.004%
RICK T KETCHER JR                    200         200      0.002%
JOSEPH E KODIS MARY BETH KODIS
JTWROS                               100         100      0.001%
DENNIS LEACH VIOLET LEACH JTWROS     200         200      0.002%
RONALD L MOORE                       200         200      0.002%
GUY R REDDISH JOHN H REDDISH
JTWROS                               100         100      0.001%
ROBERT L VAUGHAN                     200         200      0.002%
DAVID R WENGER                       200         200      0.002%
MID-IOWA WOMEN'S INVESTMENT CLUB     100         100      0.001%
STEVEN J BAILIN AUDREY M PORTER
JTWROS                               400         400      0.003%
DRU C DAVIS MARVAH J DAVIS
JTWROS                               200         200      0.002%
IVAN W HART Z MAXINE HART JTWROS     100         100      0.001%
MARY A HOPPERSTAD                    200         200      0.002%
RICKY DON KELLENBERGER KAREN
JOY KELLENBERGER JTWROS              1000       1,000     0.008%
DAVID JOHN MARTINEAU BRENDA
RUTH MARTINEAU JTWROS                100         100      0.001%
LESLIE ANNE POTTER                   100         100      0.001%
STEVEN C RIGGS TERRIE A RIGGS
JTWROS                               200         200      0.002%
RANDY ROZENDAAL SHELLY
ROZENDAAL TENANTS IN COMMON          100         100      0.001%
NAOMA L SHAFFER DANIEL F
SHAFFER JTWROS                       100         100      0.001%
DANIEL F SHAFFER NAOMA L
SHAFFER JTWROS                       100         100      0.001%
BEN SHOLAR MAGGIE SHOLAR JTWROS      100         100      0.001%
RAYNOLD TOPP                         200         200      0.002%
MARINELLA VAN HAL CORNELIUS VAN
HAL JTWROS                           200         200      0.002%




               [Balance of page left intentionally blank.]

                                                               APPENDIX II

                           FINANCIAL STATEMENTS
                                   AND
                          REPORT OF INDEPENDENT
                       CERTIFIED PUBLIC ACCOUNTANTS

                              MIRENCO, INC.
                      (a development stage company)

                        December 31, 1999 and 1998

                             C O N T E N T S





                                      Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                3

BALANCE SHEETS                                                    4
STATEMENTS OF OPERATIONS                                          5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                      6
STATEMENTS OF CASH FLOWS                                          7
NOTES TO FINANCIAL STATEMENTS                                     8

       REPORT OF INDEPENDENT
    CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
MIRENCO, Inc.

We have audited the accompanying balance sheet of MIRENCO, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998 and for the period from February 21, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIRENCO, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from February 21, 1997
(inception) to December 31, 1999, in conformity with generally accepted accounting principles.




Kansas City, Missouri
May 15, 2000

                                       MIRENCO, Inc.
                              (a development stage company)
                                      BALANCE SHEETS

                                                                           March 31
                                                   December 31,              2000
                                                       1999               (unauditied)
                                                    -----------           -----------
CURRENT ASSETS
     Cash                                              $711,612            $2,223,050
     Accounts receivable                                108,709                16,403
     Inventories                                         37,050                62,550
     Other                                               77,034                78,998
                                                    -----------           -----------
Total current assets                                    934,405             2,381,001

PROPERTY AND EQUIPMENT - net                             19,001                26,912

PATENTS, net of accumulated amortization                  9,472                 9,349
of $328 (note D)
                                                    -----------           -----------
                                                    ===========           ===========
                                                       $962,878            $2,417,262
                                                    ===========           ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                   $83,058               $11,010
     Accrued expenses                                    43,791                35,974
                                                    -----------           -----------
Total current liabilities                                46,984
                                                                              126,849

COMMITMENTS AND CONTINGENCIES (notes B,C, D, E and F)     -                      -

STOCKHOLDERS' EQUITY (notes E and F)
     Common stock, no par value,
        30,000,000 shares authorized,
     11,863,999 and 12,218,775,respectively           1,707,878             3,452,304
     Additional paid-in capital                       1,955,154             1,955,154
     Deficit accumulated during development stage    (2,827,003)           (3,037,180)
                                                    -----------           -----------
                                                        836,029             2,370,278
                                                    -----------           -----------
                                                    ===========           ===========
                                                       $962,878            $2,417,262
                                                    ===========           ===========


          The accompanying notes are an integral part of these statements

                                                       MIRENCO, Inc.
                                              (a development stage company)
                                                 STATEMENTS OF OPERATIONS




                                                      Period from          Three           Three
                                                       February 21,        months          months
                           Year           Year            1997             ended           ended
                           ended          ended      (inception)to        March 31,      March 31,
                        December 31,    December31,    December 31,         2000            1999
                            1999           1998            1999         (unaudited)     (unaudited)
                        -----------    ------------    -----------     ------------     ------------
Net sales                 $ 195,295       $  33,992     $  247,445          $31,864          $57,505

Cost of sales               152,901          52,801        212,869           29,739           28,672
                        -----------    ------------    -----------     ------------     ------------
Gross profit (loss)          42,394         (18,809)        34,576            2,125           28,833

Operating expenses          579,244       2,186,919      2,873,010          226,720           96,065
                        -----------    ------------    -----------     ------------     ------------
Loss from operations                       (536,850)    (2,205,728)        (224,595)         (67,232)

Interest income              12,351          13,186         26,631           14,418            1,654
                        -----------    ------------    -----------     ------------     ------------
NET LOSS                $ (524,499)   $ (2,192,542)    $(2,811,803)    $   (210,177)    $    (65,578)
                        ===========    ============    ===========     ============     ============

Net loss per share
available for
common shareholders-
basic and diluted           $(0.05)         $(0.19)        $(0.26)          $(0.02)          $(0.01)
                        ===========    ============    ===========     ============     ============
Weighted-average
shares outstanding -
basic and diluted        11,735,001      11,412,219     10,735,090       12,100,515       11,630,800
                        ===========    ============    ===========     ============     ============



                         The accompanying notes are an integral part of these statements


                                                                                   MIRENCO, Inc.
                                                                          (a development stage company)
                                                                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                  Deficit
                                                  Common stock               Additional         accumulated
                                       ----------------------------------      paid-in            during
                                            Shares            Amount           capital        development stage         Total
                                       -----------------  --------------- ------------------ -------------------  -----------------

Balance at February 21, 1997,
  (inception)                                    600,000           $  500           $  0.000            $  0.000             $  500
Issuance of stock                                 49,970          249,850              0.000               0.000            249,850
Net loss                                           0.000            0.000              0.000            (94,762)           (94,762)
                                       -----------------  --------------- ------------------ -------------------  -----------------
Balance at December 31, 1997                     649,970          250,350              0.000            (94,762)            155,588
Issuance of stock                                 71,035          355,175              0.000               0.000            355,175
Issuance of stock for
  services rendered                                6,000           30,000              0.000               0.000             30,000
Issuance of stock                                 36,675          183,375              0.000               0.000            183,375
Issuance of stock for
  services rendered                                7,800           39,000              0.000               0.000             39,000
Three-for-one stock split                      1,542,960            0.000              0.000               0.000              0.000
Issuance of stock for
  services rendered                               11,720           58,600              0.000               0.000             58,600
Issuance of stock options                          0.000            0.000          1,730,454               0.000          1,730,454
Net loss                                               0            0.000              0.000         (2,192,542)        (2,192,542)
                                       -----------------  --------------- ------------------ -------------------  -----------------
Balance at December 31, 1998                   2,326,160          916,500          1,730,454         (2,287,304)            359,650
Five-for-one stock split                       9,304,640            0.000              0.000               0.000              0.000
Distribution to stockholders                       0.000            0.000              0.000            (15,200)           (15,200)
Issuance of stock                                 66,979          334,895              0.000               0.000            334,895
Issuance of stock                                166,220          831,100              0.000               0.000            831,100
Offering costs                                     0.000        (374,617)              0.000               0.000          (374,617)
Issuance of warrants for
  service rendered                                 0.000            0.000            149,700               0.000            149,700
Issuance of stock options                          0.000            0.000             75,000               0.000             75,000
Net loss                                           0.000            0.000              0.000           (524,499)          (524,499)
                                       -----------------  --------------- ------------------ -------------------  -----------------
Balance at December 31, 1999                  11,863,999        1,707,878          1,955,154         (2,827,003)            836,029
Issuance of stock - (unaudited)                  354,776        1,773,880              0.000               0.000          1,773,880
Offering costs - (unaudited)                       0.000         (29,454)              0.000               0.000           (29,454)
Net loss - (unaudited)                             0.000            0.000              0.000           (210,177)          (210,177)
                                       -----------------  --------------- ------------------ -------------------  -----------------
Balance at March 31, 2000 (unaudited)         12,218,775     $  3,452,304       $  1,955,154      $  (3,037,180)       $  2,370,278
                                       =================  =============== ================== ===================  =================


                                                            The accompanying notes are an integral part of these statements


                                                        MIRENCO, Inc.
                                               (a development stage company)
                                                  STATEMENTS OF CASH FLOWS



                                                                            Period from
                                                                            February 21,  Three months   Three months
                                                                                1997          ended         ended
                                                Year ended    Year Ended   (inception) to   March 31,     March 31,
                                               December 31,  December 31,   December 31,      2000           1999
                                                   1999          1998           1999       (unaudited)   (unaudited)
                                              -------------- ------------- -------------- ------------- --------------
Cash flows from operating activities
  Net loss                                      $  (524,499) $  (2,192,542) $  (2,811,803)  $  (210,177)    $  (65,578)

  Adjustments to reconcile net loss to net cash used in operating activities:
    Stock-based compensation                          75,000     1,858,054      1,933,054         0.000          0.000
    Warrants issued for services                      74,850         0.000         74,850         0.000          0.000
    Depreciation and amortization                      1,229         0.000          1,229         1,870          0.000
    (Increaxe) decrease in assets
       Accounts receivable                         (102,988)       (2,010)      (108,709)        85,983          (323)
       Inventories                                    59,150      (85,457)       (37,050)      (25,500)         11,768
       Other                                          11,719        12,449        (9,337)         4,360        (1,282)
    Increase (decrease) in liabilities
       Accrued payable                                78,123       (4,209)         83,058      (45,401)          6,404
       Accrued expenses                               43,791       (3,537)         43,791      (34,465)         13,689
                                              -------------- ------------- -------------- ------------- --------------
          Net cash used in operating activities     (283,625)     (417,252)      (830,917)     (223,330)       (35,322)

Cash flows from investing activities
    Purchase of patent                               (9,800)         0.000        (9,800)         0.000          0.000
    Purchase of equipment                           (19,902)         0.000       (19,902)       (9,658)          0.000
                                              -------------- -------------   ------------  ------------ --------------
                                                    (29,702)         0.000       (29,702)       (9,658)          0.000
Cash flows from financing activities
   Proceeds from sale of stock,net of offering costs 791,378       538,550      1,580,278     1,744,426          0.000

   Distribution to stockholders                      (15,200)        0.000        (15,200)        0.000          0.000
                                              -------------- ------------- -------------- ------------- --------------
                                                     776,178       538,550      1,565,078     1,744,426          0.000
                                              -------------- ------------- -------------- ------------- --------------
Increase (decrease) in cash                          462,851       121,298        711,612     1,511,438       (35,322)
Cash, beginning of year                              248,761       127,463          0.000       711,612         248761
                                              -------------- ------------- -------------- ------------- --------------
Cash, end of year                                 $  711,612    $  248,761     $  711,612  $  2,223,050     $  213,439
                                              ============== ============= ============== ============= ==============


         The accompanying notes are an integral part of these statements

                                  II-12
                              MIRENCO, Inc.
                      (a development stage company)
                      NOTES TO FINANCIAL STATEMENTS
                        December 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

   1.  Nature of Business

  MIRENCO, Inc. (the Company) was incorporated as an Iowa corporation in 1997. The Company is a marketing company that distributes a variety of automotive and after-market products of which they have exclusive licensing rights. The products primarily reduce emissions and increase vehicle performance. The Company's products are primarily sold in the domestic market.

2.    Revenue Recognition

   Revenue is recognized from sales when a product is shipped and from services when they are performed.

   3.  Inventories

  Inventories are stated at the lower of cost (as determined by the first-in, first-out method) or market.

   4.  Income Taxes

  The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. That method requires the adjustment of deferred taxes to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax benefits, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

5.    Patents

      The Company acquired certain patents which will be amortized on the straight-line method over their remaining legal lives.

6.    Property and Equipment

   Property and equipment are stated at cost. The Company provides for depreciation on the straight-line method over the estimated useful lives of three to five years.

   7.  Stock Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB)
  No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123.

8.   Net Loss Per Share

Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods, which includes the effects of all stock splits. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potential common stock equivalents. Net loss per share assuming dilution for the years ended December 31, 1999 and 1998 is equal to basic net loss per share since the effect of common stock equivalents outstanding during the periods is anti-dilutive.

9.    Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The carrying amounts of financial instruments approximates fair value due to their short maturities.

10.   Royalty Expense

Royalty expense is recorded and paid based upon sale of product, services and rights related to patents (See Note E).

11.   Advertising

Advertising costs are expensed as incurred and are $27,797 and $31,313 for the years ended December 31, 1999 and 1998, respectively.

12. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - CONCENTRATION OF CUSTOMERS

      The Company had four customers that accounted for 91% of their 1999 sales and one customer that accounted for 79% of their 1998 sales. A major customer is considered to be any customer who accounts for 10% or more of the Company's total sales.


NOTE C - LEASES

  The Company leases office space and equipment from a related party under a noncancelable operating lease expiring in December 2000. Future minimum lease payments at December 31, 1999 are $14,400 for the year ending December 31, 2000.

  Total rental expense for this operating lease was $14,400 for the years ended December 31, 1999 and 1998.

NOTE D - INCOME TAXES

  Deferred taxes relate to amounts recognized for financial reporting which have not yet been recognized for income tax reporting. The tax effects of temporary differences related to assets and liabilities shown on the balance sheets were as follows at December 31,



                                        1999          1998
                                   ---------     ---------
Deferred tax assets
Net operating loss carryforward     $181,657      $157,000
Stock option expense                 613,854       588,354
                                   ---------     ---------
                                     795,511       745,354
Less: valuation allowance           (795,511)     (745,354)
                                   ---------     ---------
Net deferred tax                      $0.000        $0.000
                                   =========     =========


  The valuation allowance was established to reduce the deferred tax asset to an amount that will more likely than not be realized. The reduction is necessary given the Company's development stage, inability to generate profitable operations, and uncertainty about its ability to utilize net operating loss carryforwards before they expire starting in 2007.


NOTE E - RELATED PARTY TRANSACTIONS

  The Company rents office space and equipment from a company that is wholly owned by the majority stockholder of the Company. Rental payments for these operating leases were $14,400 for the years ended December 31, 1999 and 1998.

  The Company paid royalty fees to a company partially owned by the majority stockholder of the Company for the years ended December 31, 1999 and 1998 in the amounts of $8,739 and $7,415, respectively.

  The Company had an agreement with a company that is wholly owned by the majority stockholder of the Company to provide personnel and administrative services for part of 1999 and 1998. Total expenses incurred under this agreement were $71,911 and $226,573 for the years ended December 31, 1999 and 1998, respectively.

  The Company entered into an agreement to acquire patents from a company whose stockholders also have controlling ownership in the Company for an initial price of $25,000. The patents were recorded at the affiliate's carrying value, $9,800 at the date of purchase. The remaining $15,200 is recorded as a distribution to stockholders. The agreement calls for additional payments in the amount of $225,000 upon the completed sale of 1,000,000 shares of stock offered to the public. Also, the agreement provides for royalty payments in the amount of 3% of gross sales for the next 20 years commencing June 1999. This agreement can be terminated by the seller if the Company fails to make the above payments, or becomes insolvent.

NOTE F - COMMON STOCK OPTIONS

During 1998,  the Company  established a  non-qualified  stock option plan (1998
Plan) pursuant to which options for up to 1,200,000 shares of the Company's authorized but unissued common stock may be granted to employees and certain non-employees. During 1999, the Company adopted the 1999 Stock Option Plan (1999
Plan), which provides for granting of options to officers, employees, advisors and consultants of the Company, for the purchase of up to a total of 750,000 shares of the Company's authorized but unissued common stock. At December 31, 1999, options for an aggregate of 1,027,400 shares had been granted as shown below. The Company accounts for stock options in accordance with APB Opinion No. 25 and related Interpretations, and compensation expense has been recorded in the amount of $75,000 and $1,730,454 for the years ended December 31, 1999 and 1998, respectively, related to stock options.

On December 31, 1998, the Company granted 367,400 options to employees pursuant to its 1998 plan. The options are fully vested. The option price is $0.29. Compensation expense of $1,730,454 was recorded related to these options. The options expire December 31, 2008.

On June 15, 1999, the Company granted 100,000 options to an employee pursuant to its 1998 plan. The options vest 50,000 shares at January 1, 2000 and the remaining shares vest and are exercisable at January 1, 2001. Compensation expense of $75,000 was recorded related to these options. The option price is $4.25 and expires June 15, 2009.

On December 31, 1999 the Company granted 560,000 options to two key employees pursuant to its 1999 plan. The options vest quarterly starting January 1, 2000 through September 30, 2003. The option price is $5.00 and expires September 30, 2008. No compensation expense was recorded related to these options.




                                                                                Weighted-
                                                                                 average
                                               Number of shares                 exercise
                                     ------------------------------------         price
                                        Outstanding        Exercisable          per share
                                     -----------------  -----------------  -------------------
Outstanding, January 1, 1998                 -                  -                  $ -
Granted                                        367,400            367,400                 0.29
                                     -----------------  -----------------  -------------------
Outstanding, December 31, 1998                 367,400            367,400                 0.29
Granted                                        660,000              -                     4.88
                                     -----------------  -----------------  -------------------
Outstanding, December 31, 1999               1,027,400            367,400              $  3.24
                                     =================  =================  ===================


  Had compensation cost for the plan been determined based on the fair value of the options at the grant date the Company's net loss would have increased by $638,000 in 1999 and $14,696 in 1998 resulting in a net loss for the years ended December 31, 1999 and 1998 in the amount of $1,162,499 and $2,207,238, respectively. Net loss per share would have been $(0.10) and $(0.19) for the years ended December 31, 1999 and 1998, respectively.

  The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999 and 1998: dividend yield of zero percent; risk-free interest rate of 6%; assumed forfeiture of zero percent; and expected lives of 8-10 years.

NOTE G - STOCKHOLDERS' EQUITY

  In May 1997 the Company's Board of Directors authorized the Company to sell up to 200,000 shares of common stock at $5 per share in a SCOR offering in the State of Iowa. Total shares issued were 156,680, which resulted in proceeds of $788,400.

  In 1998, the Company issued 6,000 shares of stock at $5 per share for legal fees incurred.

  In 1998, the Company's Board of Directors authorized the issuance of 19,520 shares of common shares to key employees for services rendered in 1998 and 1999. In conjunction with the issuance of the shares, the Company recorded compensation expense of $97,600, which approximated fair market value of shares at time of issuance.

  The  Company's  common  stock  was  split   three-for-one  in  June  1998  and
  five-for-one in April 1999. All stock options issued in 1998 have been restated to give effect to the stock splits pursuant to the option agreements.

  On May 15, 1999, the Company's stockholders authorized the Company to sell up to 150,000 shares of the Company's common stock at $5 per share. These shares will also require the Company to issue four stock warrants for each share of common stock purchased. The exercise price for these warrants are $5 per share and may be exercised at any time prior to June 15, 2002. Total shares issued were 66,979, which resulted in proceeds of $334,895. At December 31, 1999 the Company has 267,916 outstanding warrants.

  The Company's stockholders authorized the Company to sell up to 2,000,000 shares of common stock at $5 per share in a direct public offering in the State of Iowa. The proceeds from the offering will be used to fund additional sales and marketing activities, research and development efforts for new products, working capital, and operational costs. In addition, funds will be used to construct a state-of-the-art warehouse and distribution center, which will also house the corporate offices of the Company. As of December 31, 1999, 166,220 shares had been sold.

  In 1999, the Company issued 30,000 warrants at an exercise price of $0.01 for legal fees. As of December 31, 1999, $74,850 has been accounted for as offering costs. The remaining $74,850 will be expensed upon the completion of the Company's registration under the Securities Act of 1933.

                                                                                               2,100,000 Shares of
                                                                                                  Common Stock



No dealer,  salesperson  or other  individual  has been  authorized  to give any information or to make any representations not contained in this Prospectus with the offer- ing covered by this Prospectus.If  given or made, such information or
representation must not be relied upon as having been authorized by the Company.                  MIRENCO, INC.
This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any  jurisdiction  where,  or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this  Prospectus nor any sale made  hereunder  shall,  under any  circumstances, create an implication  that there has not been any change in the facts set forth in this  Prospectus  or in the  affairs of the  Company  since the date  hereof.


                                                                                                    PROSPECTUS

            TABLE OF CONTENTS

Descriptive Title                                             Page
-----------------                                             ----

PROSPECTUS SUMMARY...............................................4
SUMMARY FINANCIAL DATA...........................................4
PRO FORMA FINANCIAL INFORMATION..................................5
RISK FACTORS.....................................................5
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................11
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANA13MENT.............13                                July 10, 2000
SELLING SHAREHOLDERS.............................................13
APPLICATION OF PROCEEDS..........................................15
CAPITALIZATION...................................................15
DESCRIPTION OF BUSINESS..........................................15
SELECTED FINANCIAL DATA..........................................28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS..................................29
CONCURRENT PUBLIC MARKET AND DIVIDEND POLICY.....................32
DESCRIPTION OF CAPITAL STOCK.....................................33
PLAN OF DISTRIBUTION.............................................34
ERISA CONSIDERATIONS.............................................35
LEGAL MATTERS....................................................35
EXPERTS..........................................................35
AVAILABLE INFORMATION............................................36
APPENDIX I (SELLING SHAREHOLDER INFORMATION).....................I-1
APPENDIX II (FINANCIAL STATEMENTS)...............................II-1


                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers

      Reference is made to "Fiduciary Responsibility of Registrant's Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the Shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

      Specifically, each director or officer of the Company will be indemnified by us against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding; whether civil, criminal, administrative or investigative; in which he is involved by reason of the fact that he is or was a director or officer of the Company; such indemnification, of course, is conditioned upon such officer or director having acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If, however, any threatened, pending or completed action, suit or proceeding is by or in the right of the Company, the director or officer shall not be indemnified in respect to any claim, issue or matter as to which he is adjudged to be liable to us unless a court determines otherwise.

      Moreover, the Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to us or any of our shareholders for monetary damages for any breach of fiduciary duty as a director, except with respect to: (i) any breach of the director's duty of loyalty to us or its shareholders; (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law;
(iii) violation of the Iowa Uniform Securities Act; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, such Certificate of Incorporation authorizes us to indemnify any person to the fullest extent permitted by the Iowa Code.

Item 25.   Other Expenses of Issuance and Distribution. *

      The following table sets forth an itemized statement of all cash expenses in connection with the issuance and distribution of the securities being registered:


            Securities and Exchange   $ 2,100
            Commission filing

            NASDAQ SmallCap Market    $10,000
            filing fee

            Printing and engraving    $ 7,500 **
            expenses*

            Legal fees and expenses   $0

            Accounting fees and       $36,000**
            expenses*


            Blue sky fees and         N/A
            expenses

            Miscellaneous*            $4,400**
                                      ------

            Total                     $60,000**
                                      =======



* The offering expenses are expected to be the same irrespective of whether the 2,100,000 Shares maximum (or some lesser number) are sold by the enumerated selling shareholders. There are no selling commissions paid by the Company.
* *   Estimated.

Item 26.  Recent Sales of Unregistered Securities

      There has been no established trading market for the Registrant's common stock since its inception on February 21, 1997. As of March 31, 2000, Registrant has approximately 2200 shareholders of record owning its 12,218,775 outstanding shares of common stock.

      On March 1, 1997, Registrant issued 9,000,000 Shares (considering the effect of the 3:1 and 5:1 stock split) of restricted common stock to Mr. Dwayne
L. Fosseen, Chairman, CEO and Treasurer of Registrant and record and beneficial owner of approximately 73.7% of Registrant's outstanding Shares, in consideration and exchange for his services in connection with the organization of Registrant.

      From May 31, 1997 through April 30, 1999, Registrant issued and sold (at $.33 per Share) an aggregate of 2,572,200 Shares (considering the effect of the 3:1 and 5:1 stock split) of common stock to 515 purchasers for consideration of cash and provided services totaling $857,400. No underwriter was employed in connection with the offering and sale of the Shares. The Company claimed the exemption from registration in connection with such with Small Corporation Offering Registration ("SCOR") offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The facts relied upon the Registrant to make the ss.3(b) SCOR offering exemption available include the following: (i) the aggregate offering price for the offering of the Shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on an exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by Registrant in connection with the offering of any of the shares; AND (iii) the Registrant has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

      During April 1999, Registrant issued and sold (at $1.00 per Share) an aggregate of 58,600 Shares (considering the effect of the 5:1 stock split) of common stock to three (3) employees and one (1) consultant of Registrant for services rendered totaling $58,000. No underwriter was employed in connection with the offer and sale of the Shares. The Company claimed the exemption from registration in connection with such private placement offering provided under
Section 4(2) of the Act and Rule 505 of Regulation D thereunder.

      During May through June 1999, Registrant issued and sold (at $5.00 per Share) an aggregate of 66,979 Shares of common stock to 192 purchasers for cash consideration totaling $334,895. No underwriter was employed in connection with the offer and sale of the Shares. The Company claimed the exemption from registration in connection with such private placement offering provided under
Section 4(2) of the Act and Rule 505 of Regulation D thereunder.

      From July 30, 1999 and continuing through July 30, 2000, Registrant will have offered (at $5.00 per Share) up to 2,000,000 Shares to Iowa residents. No underwriter has been employed in connection with such direct public offering of Shares. Through June 30, 2000, 917,964 Shares of common stock have been sold to 617 Iowa residents and such intra-state offering will end on July 30, 2000 pursuant to its terms. The Company claims the exemption from registration in such intra-state offering provided by Section 3(a) (11) of the Act. The facts relied upon by the Registrant to make the ss.3(a) (11) exemption available include the following: (1) the Shares are part of an issue offered and sold only to residents of Iowa; (2) Registrant is incorporated in Iowa; and (3) Registrant is doing business within Iowa.

Item 27.  Index to Exhibits

(a)(1)     Selling Shareholders: Passive Investors with Warrants

(a)(2)     Selling Shareholders: Passive Investors in DPO

(b)(1)     Financial Statements -- Included in Prospectus:

      Independent Certified Public Accountants' Report.

      Balance Sheets as of December 31, 1999 and March 31, 2000.

      Statements of Operations for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000 and 1999

      Statement of Changes in Stockholder's Equity for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000.

      Statement of Cash Flows for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000 and 1999

      Notes to Financial Statements.

(b)(2)Included  Separately  from  Prospectus:   Consent  of  Independent
      Public Accountants (see Exhibits below>).

      Other than the Financial Data Schedule, no schedules are included for the reason that all required information is contained in the financial statements included in the Prospectus.

(c)   Exhibits:

      27.1 Certificate of Incorporation of Registrant.

      27.2 Certificates of Amendment to the Certificate of Incorporation.

      27.3 Bylaws of Registrant

      27.4 Form of Stock Certificate

      27.5 Opinion of Counsel as to the legality of the Shares.

      27.6 Consent of Counsel (Duncan, Blum & Associates).

      27.7 Consent of Auditors (Grant Thornton LLP).

      27.8 Employment Agreements between Registrant and Dwayne L. Fosseen, J. Richard Relick, Wayne Allison and Darrell Jolley, respectively.

      27.9 Stock Option Agreements between Registrant and Wayne Allison, Bruce Bergeson, Richard Evans, Betty Fosseen, Darrell Jolley, J. Richard Relick, and Dave Stone, respectively.

      27.10American  Technologies  LLC,  Fosseen  Manufacturing  &  Development,
           Mirenco, Inc., Ethaco Agreements to Terminate Prior Agreements and Transfer License, respectively.

      27.11Purchase    Agreement    Between    Registrant   and   American
           Technologies, LLC.

      27.12Environmental    Regulatory    Approvals    with    the    U.S.
           Environmental  Protection  Agency and  California Air Resources
           Board.

      27.13*   Summary of Patents and Associated Service Marks.

      27.14Copies  of U.S.  and  Canadian  Patents  Issued  to  Dwayne  L.
           Fosseen.

      27.15 *  Copies of Mexican Patents Issued to Dwayne L. Fosseen.

      27.16Rental Agreement between  Registrant and Fosseen  Manufacturing
           & Development, Inc.

      27.17March 31, 2000 Warrant Agreement between Registrant and Duncan,  Blum
           & Associates.

      27.18Registrant `s 1999 Stock Compensation Plan.

      27.19 Registrant `s 1998 Stock Compensation Plan.

      *    To be supplied by Amendment

Item 28.   Undertakings

A.    Certificates:  Inapplicable

B.    Rule 415 Offering

      The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the A1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered and treat the offering of the securities at that time as the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering of those securities.

C.    Request for Acceleration of Effective Date

      The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.    Indemnification

      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.    Rule 430A

      The undersigned Registrant will:

     (1) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

      (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement and treat the offering of the securities at that time as the initial bona fide offering of those securities.





                             SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Radcliffe, State of Iowa, on the 6th day of July, 2000.

                          Mirenco, Inc.

                          By: /s/ Dwayne W. Fosseen
                          Dwayne   W.   Fosseen,    Chairman   and   Chief
Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacity as officer and/or director of the Registrant on the date indicated.

      Signatures/Title                                   Date
      ----------------                                   ----

      /s/ Dwayne Fosseen                                 July 10, 2000
      ------------------
      Dwayne Fosseen, Chairman and Chief
      Executive Officer and Treasurer

      /s/ J. Richard Relick                              July 10, 2000
      ---------------------
      J. Richard Relick, Director and
      Chief Operating Officer and Secretary

      /s/ Wayne Allison                                  July 10, 2000
      -----------------
      Wayne Allison, President

      /s/ Darrell R. Jolley                              July 10, 2000
      ---------------------
      Darrell R. Jolley, Chief Financial Officer

      /s/ Don Williams                                   July 10, 2000
      ----------------
      Don Williams, Director

      /s/ Jerrold Handsaker                              July 10, 2000
      ---------------------
      Jerrold Handsaker, Director